2025 Annual Report



AZENTA
LIFE SCIENCES

azenta.com

Dear Fellow Stockholders,

Fiscal 2025 was a transformational year for Azenta, one defined by strengthening our foundation, driving operational improvements, and renewing our strategic focus. When I stepped into the role of CEO one year ago, I set out a clear mandate: everything starts with the customer. In turn, we focused on simplifying our operations, improving execution through the implementation of the Azenta Business System, and strengthening our culture of accountability. These efforts are building quality, reliable, and scalable operations that deliver exceptional outcomes for our customers while creating sustainable, profitable value for our stockholders.

Delivering on Our Commitments

Our teams around the world embraced this transformation, and the results speak for themselves. We delivered organic revenue growth of 3% and meaningfully improved profitability, expanding adjusted EBITDA margin by 310 basis points. These results were driven by our efforts to streamline processes, optimize cost structures, enhance commercial excellence, and execute with discipline. In addition, we delivered $38 million in free cash flow, a significant improvement year over year, and ended the fiscal year with $546 million in cash, cash equivalents, and marketable securities. Azenta today stands on a much stronger operational foundation, well-positioned for sustainable growth and long-term value creation.

There is always more work to do, and we remain committed to continuous improvement. That said, I could not be prouder of the Azenta team and what we accomplished together this year.

Fiscal 2025 Recap – Continuing Operations

Fiscal year 2025 revenue was $594 million, which was up 3% organically, despite a macro environment that became increasingly challenging as the year progressed. The increase was primarily driven by strength in the Multiomics segment.

Non-GAAP EPS was $0.51, compared to $0.48 in the prior year. Adjusted EBITDA margin was 11.2%, up 310 basis points year-over-year, reflecting the continued benefits of our operational turnaround and disciplined cost execution.

Fiscal year 2025 revenue grew 4% on a reported basis. GAAP EBITDA was $31 million and GAAP EPS was $0.53.

Fiscal 2025 Detailed Performance Summary – Continuing Operations

Our Sample Management Solutions segment revenue was $325 million and grew 2% reported and 1% organic year over year. The Sample Repository Solutions business revenue grew 4% on a reported basis, largely driven by Sample Storage. The Core Products business revenue increased 1% on a reported basis, primarily driven by softness in Cryogenic Systems and Automated Stores which was partially offset by strength in Consumables & Instruments.

Our Multiomics segment revenue was $269 million and grew 6% reported and 5% organic year over year. This was primarily due to outsized revenue growth in Next Generation Sequencing, which was partially offset by revenue declines in Sanger sequencing and Gene Synthesis.

Looking Ahead to Fiscal 2026

As we enter Fiscal 2026, Azenta is well-positioned. We have a stronger operational foundation and a culture of continuous improvement across the organization. Our focus remains on delivering core revenue growth and improving profitability.

On December 10, 2025, we hosted a successful Investor Day in Indianapolis, where we shared our strategic priorities, long-term vision and financial commitments. We emphasized our focus on accelerating top-line growth, expanding margins, and deploying capital in a highly disciplined manner guided by both strategic and financial filters. Azenta offers a unique ecosystem of differentiated products and services, supported by unparalleled expertise to serve our customers. We believe Azenta is uniquely positioned as the right partner for our customers and to deliver sustainable, profitable growth for our stockholders.

On behalf of our Board of Directors and the entire global Azenta team, we thank our customers for their trust and our stockholders for their continued support, investment, and confidence. We look forward to all that's ahead in 2026 and beyond.

Sincerely,

John Marotta
President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For fiscal year ended September 30, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to .

Commission File Number: 0-25434

Azenta, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**04-3040660**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
200 Summit Drive 6th Floor Burlington, Massachusetts	**01803**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: **(888) 229-3682**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, $0.01 par value	**AZTA**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐

Non-accelerated filer ☐   Smaller reporting company ☐

                                                               Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☑

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☑

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).   Yes ☐   No ☑

The aggregate market value of the registrant's Common Stock, $0.01 par value, held by non-affiliates of the registrant as of March 31, 2025, was approximately $1,003,383,280 based on the closing price per share of $34.64 on March 31, 2025 on the Nasdaq Stock Market. As of March 31, 2025, 45,776,018 shares of the registrant's Common Stock, $0.01 par value, were outstanding. As of December 1, 2025, 45,989,285 shares of the registrant's Common Stock, $0.01, par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2026 Annual Meeting of Stockholders involving the election of directors, which is expected to be filed within 120 days after the end of the registrant's fiscal year, are incorporated by reference in Part III of this Annual Report on Form 10-K.

AZENTA, INC.

TABLE OF CONTENTS

INFORMATION RELATED TO FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements may be identified by words such as "expect," "estimate," "intend," "believe," "anticipate," "may," "will," "should," "could," "continue," "likely," or similar terms or variations. Examples of forward-looking statements include, but are not limited to, statements regarding our future revenue, margins, costs, operating expenses, tax expenses, capital expenditures, earnings, profitability, product development, demand, acceptance and market share, competitiveness, market opportunities and performance, levels of research and development, the success of our marketing, sales and service efforts, outsourced activities, anticipated manufacturing, customer and technical requirements, the ongoing viability of the solutions that we offer and our customers' success, our management's plans and objectives for our current and future operations and business focus, litigation, our ability to retain, hire and integrate skilled personnel, our ability to identify and address increased cybersecurity risks, the anticipated growth prospects of our business, the expected benefits and other statements relating to our divestitures and acquisitions (including timing), the adequacy, effectiveness and success of cost saving plans and our business transformation initiatives, our ability to continue to identify acquisition targets and successfully acquire and integrate desirable products and services and realize expected revenues and revenue synergies, our adoption of newly issued accounting guidance, the levels of customer spending, our dependence on key suppliers or vendors to obtain services for our business on acceptable terms (including the impact of supply chain disruptions), general economic conditions, the impact of inflation and tariffs, and the sufficiency of financial resources to support future operations and the remediation of material weaknesses in our internal control over financial reporting.

These forward-looking statements are based on current expectations and involve risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied. Such factors include those set forth in Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K and in our other filings with the Securities and Exchange Commission, or SEC, such as our quarterly reports on Form 10-Q and current reports on Form 8-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based on information currently and reasonably known to us. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unless the context indicates otherwise, references in this Annual Report on Form 10-K to "we," "us," "our," "the Company," and similar terms refer to Azenta, Inc. and its consolidated subsidiaries.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This Annual Report on Form 10-K includes our trademarks, trade names and service marks, which are our property and are protected under applicable intellectual property laws. Solely for convenience, trademarks, trade names and service marks may appear in this Annual Report on Form 10-K without the ®, TM and SM symbols, but such references are not intended to indicate, in any way, that we or the applicable owner forgo or will not assert, to the fullest extent permitted under applicable law, our rights or the rights of any applicable licensors to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this Annual Report on Form 10-K concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on management's estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe the information from these third-party publications, research, surveys and studies included in this Annual Report on Form 10-K is reliable. Management's estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this Annual Report on Form 10-K under "Information Related to Forward-Looking Statements" above and Part I, Item 1A "Risk Factors" below, as updated and/or supplemented in subsequent filings with the SEC. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Item 1. *Business*

Overview

We are a leading global provider of biological and chemical compound sample exploration and management solutions for the life sciences industry. We entered the life sciences market in 2011, leveraging our in-house precision automation and cryogenics capabilities that we were then applying in the semiconductor manufacturing market. This led us to develop and provide solutions for automated ultra-cold storage. Since then, we have expanded our life sciences offerings through internal investments and through a series of acquisitions. We support our customers from research and clinical development to commercialization with our sample management and automated storage systems, as well as genomic services expertise to help our customers bring impactful therapies to market faster. We understand the importance of sample integrity and offer a broad portfolio of products and services supporting customers at every stage of the life cycle of samples, including procurement, automated storage systems, genomic services and a multitude of sample consumables, informatics and data software, along with sample repository services. Our expertise, global footprint, and leadership positions enable us to be a trusted global partner to pharmaceutical, biotechnology and life sciences research institutions. In total, we employ approximately 3,000 full-time employees, part-time employees and contingent workers worldwide as of September 30, 2025 and have sales in approximately 95 countries. We are headquartered in Burlington, Massachusetts and have operations in North America, Asia and Europe.

Our Company was founded in 1978 and became a leading automation provider and partner to the global semiconductor manufacturing industry. We divested the last of our semiconductor businesses in February 2022 for $2.9 billion in cash and since then operate solely as a life sciences company. On December 1, 2021, we changed our corporate name from "Brooks Automation, Inc." to "Azenta, Inc." and our common stock started to trade on the Nasdaq Global Select Market under the symbol "AZTA". During the first quarter of fiscal year 2025, we announced that we are pursuing a sale of our B Medical Systems business, a manufacturer and global distributor of medical refrigeration devices based in Luxembourg. This strategic action is intended to simplify our portfolio and allow management to focus on driving revenue growth and profitability in our core Sample Management Solutions and Multiomics segments. The B Medical Systems business has been classified as held for sale and a discontinued operation under generally accepted accounting principles in the United States, or GAAP. Both the semiconductor automation results and the B Medical Systems business results are classified as discontinued operations, and, unless otherwise noted, the description of our business in this Annual Report on Form 10-K relates solely to our continuing operations.

Our portfolio includes product and service offerings developed by us internally, as well as obtained through acquisitions, designed to provide comprehensive capabilities to our customers, addressing their needs in sample exploration and management, automated storage and multiomics. We continue to develop new product and service offerings and enhance existing and acquired offerings through the expertise of our research and development resources. We believe our acquisition, investment, and integration approach has allowed us to accelerate internal development and significantly accelerate time to market for our life sciences solutions.

For further information on our acquisitions, please refer to Note 4, *Business Combinations* to our consolidated financial statements included under Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Life Sciences Market

Our businesses serve a broad range of end markets within the life sciences industry to help our customers advance the development of therapies to improve people's lives and cure diseases. With the advent of biologics and personalized medicine, biological samples have become critical assets to the success of drug and therapy pipelines, and the proper management and protection of these samples are important to our customers. As a result, we believe there is a sizable market opportunity for us to provide comprehensive sample management and genomic solutions.

Since the successful mapping of the full human genome at the turn of this century, the market for genomic services has grown in support of research in biologic drug development, personalized medicine, and cell and gene therapy, or CGT. Top pharmaceutical and biotechnology companies and institutions can use their in-house laboratory resources to sequence millions of genes as part of their research workflow. Many companies and institutions, however, look to outsource all or a part of their gene sequencing to independent laboratories that provide expedited results and expert consultation services. We participate in this market as a value-added laboratory services provider, offering high quality genetic testing services with fast turnaround times and expert customer support.

We have approximately 14,000 customers globally and believe we are well positioned to expand our customer base. We serve top pharmaceutical and biotechnology companies, the most advanced research hospitals performing clinical research and therapy development, as well as some of the newest and leading-edge start-ups in the biotech space. In addition, we serve academic and government institutions. We believe that the sample-based services and products businesses will continue to demonstrate a growth trajectory.

Segments

Our operating and reportable segments consist of the following:

- **Sample Management Solutions**. The Sample Management Solutions business resources operate as a single business unit offering end-to-end sample management products and services, including Sample Repository Services, or SRS, and Core Products (Automated Stores, Cryogenic Systems, Automated Sample Tube, Consumables and Instruments and Controlled Rate Thawing Devices).

- **Multiomics**. The Multiomics business resources operate as a single business unit offering genomic and other sample analysis services, including gene sequencing, gene synthesis and related services.

For further information on our reportable and operating segments, please refer to Note 18, *Segment and Geographic Information* to our consolidated financial statements included under Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Sample Management Solutions

Within our Sample Management Solutions segment, we operate as a single business unit offering end-to-end sample management products and services, including SRS and Core Products (Automated Stores, Cryogenic Systems, Automated Sample Tube, Consumables and Instruments and Controlled Rate Thawing Devices). This portfolio provides customers with a high level of sample quality, security, availability, intelligence and integrity throughout the lifecycle of samples, providing customers with complete end-to-end "cold chain of custody" capabilities. We also offer expert-level consultation services to our clients throughout their experimental design and implementation processes.

SRS – Our SRS services include a complete range of services consisting of on-site and off-site sample storage, cold chain logistics, sample transport and collection relocation, bio-processing solutions (inclusive of sample preparation and laboratory-based sample analysis), disaster recovery and business continuity, and project management and consulting. Our informatics solutions provide sample intelligence software solutions, and support laboratory workflow scheduling for life science tools and instrument work cells, sample inventory and logistics, environmental and temperature monitoring, clinical trial and consent management, and planning, data management, virtualization, and visualization of sample collections. We offer enhanced on-site and off-site management of biological sample inventories and integration solutions to our customers for their increasingly distributed workflows.

Automated Stores – Our automated stores product includes stand-alone systems that can store over 20 million samples in temperature ranges from ambient to -80°C. Our automated stores have a unique design that allows controlled temperature storage down to -80°C with the industry's highest throughput of sample retrieval. Our automated stores provide high throughput capability and optimized storage of multi-format tubes and plates while maintaining consistent temperature profiles across stored samples. We also offer a portfolio of services designed to optimize the productivity of our automated storage offerings.

Cryogenic Systems – Our cryogenic systems provide cryogenic storage ranging from high efficiency LN2 vapor-based cryogenic freezers to fully automated systems that preserve sample integrity and chain of custody, as well as the storage materials needed to keep samples safe during every step of the cold chain. Our cryogenic systems provide long-term cryogenic storage with accurate record-keeping and dependable temperature control, even during transport. The systems combine well-documented sample protection and comprehensive inventory management with superior user experience and enable our customers to plan a scalable cryogenic infrastructure to maintain quality and documentation.

Automated Sample Tubes - Our automated sample tube product offerings include a range of automation-friendly storage tubes with coding options such as 2D-coded, dual-coded, and tri-coded, with either external or internal threading, and instruments for faster reading, capping, and de-capping.

Consumables and Instruments - Our consumables and instruments products include a complete range of consumables, including multiple formats of racks, tubes, caps, plates and foils, which are used for storage and handling of samples in ambient to ultra-cold storage environments. A comprehensive range of instruments used for labeling, bar coding, capping, de-capping, auditing, sealing, peeling, and piercing tubes and plates complement our consumables. Our offerings include a range of products aimed at the genomic sample preparation and services market for polymerase chain reaction, or PCR, and sequencing, imaging, synthesizing, liquid handling, and sample processing.

Controlled Rate Thawing Devices – Our controlled rate thawing devices include a range of products for automated thawing of plasma, blood and stem cells as well as in CGT applications. Our products are used for controlled rate thawing of cryopreserved samples and therapies, and are used in research and development, clinical trials, good manufacturing practices and in the hospital setting.

Multiomics

Within our Multiomics segment, our genomic services business advances research and development activities by providing gene sequencing, synthesis, and related services. We offer a comprehensive, global portfolio that we believe has broad appeal in the life sciences industry and enables customers to select the best solution for their research and development challenges. This portfolio also offers unique solutions for key markets such as CGT, antibody development, and biomarker discovery by addressing genomic complexity and throughput challenges.

Genomic Services – Our genomic services business includes gene sequencing and gene synthesis services, enabling the expanding research and development of gene-based healthcare discoveries and therapies. These service offerings include Next-Generation sequencing, or NGS, Sanger sequencing, gene synthesis, bioinformatics, and good laboratory practices, or GLP, regulatory services. The sequencing services are available with both standard and custom services for extraction, library preparation, sequencing, and bioinformatics, supported by Ph.D.-level project managers providing consultation services, updates, and post-delivery assistance. Our gene synthesis offerings provide production of a wide range of sequence lengths and structural complexity, DNA cloning, gene fragment synthesis, oligo synthesis, and plasmid purification.

Sales, Marketing and Customer Support

Most of our sales are completed through our direct sales force, particularly our store systems, storage services, and genomic services. We supplement the sale of consumables and instruments with distributors that reach a broad range of customers. In regions with emerging life sciences industries, we leverage local distributors to assist with the sales process.

The sales process for our SRS and larger automated storage systems takes months to complete and may involve a team from sales, marketing, and engineering. Sales of genomic services are generally generated with on-line orders from the customer laboratory and delivered to and from our customers using a courier service, with the simplest of genomics and synthesis requests completed in less than 24 hours and more complex projects within weeks.

Participation in trade shows, seminars, and industry forums are just a few of our marketing initiatives. We also produce and distribute sales brochures, webinars, and white papers, and we publish press releases and articles in business and industry publications. We maintain sales and service centers in Asia, Europe, the Middle East, and North America to enhance support of, and communication with, customers.

We typically provide product warranties for a period of one to five years depending on the product type. Customer support capabilities include utilization of offsite technicians and in-country support provided by our own employees and local contractors.

Competition

Given the breadth of the solutions and services offered by our Sample Management Solutions and Multiomics segments, we believe we have a unique portfolio of products and services. Each segment, however, has unique competitors in their area of offerings. In the Sample Management Solutions segment, our main competitors include Hamilton Company and Liconic AG for automation systems and Laboratory Corporation of America Holdings and Thermo Fisher Scientific Inc. for storage, consumables and services. In the Multiomics segment, our main competitors include BGI Genomics Co., Ltd., Eurofins, Scientific S.E., GenScript Biotech Corporation, Integrated DNA Technologies, Inc., Novogene Co., Ltd., and Twist Bioscience Corporation.

Research and Development

Our research and development efforts are focused on developing new products and enhancing the functionality, degree of integration, reliability and performance of our existing products and service offerings. Our engineering, marketing, operations, and management personnel leverage their close collaborative relationships with their counterparts in customer organizations to proactively identify market demands that help us refocus our research and development investments to match our customers' demands.

We have developed and continue to develop automated biological sample storage solutions for operating in ultra-low temperature environments. We have a complete line up of automated stores and cryogenic systems from ambient temperatures to -190°C. Our automated storage systems offer improved data management and sample security for vaccines and biologics and have a unique design, which allows controlled temperature storage down to -80°C with the industry's highest throughput of sample retrieval. Our genomic services advance research and development activities in gene sequencing, synthesis, and related services to meet market demands. We invest in research and development to develop protocols and efficiencies in our own laboratories and to provide proprietary offerings to our customers. As an example, in our Multiomics segment, we enriched our portfolio by adding regulated services targeting analysis of adeno-associated virus, a common vector used in CGT. Furthermore, we continue to add value to drug discovery and development research by expanding our portfolio to include proteomics solutions. We will continue to focus on developing processes and technologies that can streamline sample-to-data workflows.

Manufacturing and Services

Our manufacturing operations include product assembly, integration, and testing. We implement quality assurance procedures that include standard design practices, reliability testing and analysis, supplier and component selection procedures, vendor controls, manufacturing process controls, and service processes that ensure high-quality performance of our products. Our major manufacturing facilities are in Missouri, United States, and Manchester and Wotton, United Kingdom. Our manufacturing operations are designed to provide high quality, optimal cost, differentiated products to our customers in short lead times through responsive and flexible processes, and sourcing strategies. We utilize lean manufacturing techniques in our manufacturing.

We have service and support locations near our customers to provide rapid response to their service needs. Our principal product service and support locations include Burlington, Massachusetts, and Manchester, United Kingdom.

We provide sample management storage and transportation services in Billerica, Massachusetts; Indianapolis and Plainfield, Indiana; Fresno, California; Cleveland, Ohio; Griesheim, Germany; Montreal, Canada; Singapore; and Beijing, China. We have a network of 14 laboratories that provide genomic services, including seven in the United States, three in China, two in the United Kingdom, and one each in Japan and Germany.

Patents and Proprietary Rights

We rely on patents, trade secret laws, confidentiality agreements and procedures, copyrights, trademarks and licensing agreements to protect our technology. Due to the rapid technological change that characterizes the life sciences and related process equipment industries, we believe that the improvement of existing technology, reliance upon trade secrets, unpatented proprietary know-how, and the development of new products and services may be as important as patent protection in establishing and maintaining a competitive advantage. Our policy is to require all employees to enter into proprietary information and nondisclosure agreements to protect trade secrets and know-how. We cannot guarantee, however, that these efforts will meaningfully protect our trade secrets.

As of November 20, 2025, we owned approximately 103 issued U.S. patents, with various corresponding patents issued in foreign jurisdictions, and approximately 545 foreign (non-U.S.) issued patents. We also had approximately 32 pending U.S. patent applications, with foreign counterparts of some of these applications having been filed or which may be filed at the appropriate time. Our current patents begin to expire at various dates beginning in 2025 and will continue to expire from time to time thereafter through 2044.

Environmental Matters and Government Regulations

Environmental Regulations

We are subject to various laws and governmental regulations concerning environmental matters and employee safety and health in the United States and other countries. Federal environmental legislation in the United States that affects us includes the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response Compensation and Liability Act. We are also subject to regulation by the Occupational Safety and Health Administration, or OSHA, concerning employee safety and health matters. The United States Environmental Protection Agency, or the EPA, OSHA, and other federal agencies have the authority to promulgate regulations that have an effect on our operations.

In addition to these federal laws and regulations, various states have been delegated certain authority under the federal statutes and have authority over these matters under state laws. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. The foreign jurisdictions in which we operate have also adopted similar laws and regulations.

Other Laws and Regulations

Our operations are also subject to other government regulations in the United States and the other countries in which we operate and conduct business. While most of our products are not regulated, certain products in our Sample Management Solutions segment are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act, which could result in additional compliance costs, delays in product launches, or potential recalls if standards are not met. Our GLP regulatory services in our Multiomics business require accreditation and certification of the laboratories in which we perform those services and failure to maintain such accreditations could lead to loss of customer contracts or regulatory penalties.

Our businesses also include export and import activities, which are subject to pertinent laws enforced by the U.S. Departments of Commerce, State, and Treasury. In addition, our logistics activities must comply with the rules and regulations of the Department of Transportation, the Federal Aviation Administration, and similar foreign agencies.

We believe we are in compliance in all material respects with all applicable environmental, employee health and safety and other government regulations, and such compliance has not had, and is not expected to have, an adverse effect on our capital expenditures, competitive position, financial condition, or results of operations.

Human Capital

In total, we employ approximately 3,000 full-time employees, part-time employees and contingent workers worldwide as of September 30, 2025, primarily in the United States. We understand that our success depends on our highly talented associates, and our human capital management practices focus on attracting and retaining a diverse and engaged workforce.

Diversity, Equity and Inclusion. We are committed to attracting, developing, and retaining diverse talent that is inclusive of every age, gender, gender identity, race, sexual orientation, physical capability, neurological difference, ethnicity, belief, and perspective. Our goal is to develop cultural competency by seeking knowledge, increasing awareness, developing sensitivity, modeling respect, and promoting inclusion and unity. Approximately 48% of our employees are gender diverse, and 43% of our U.S.-based employees identify as being racially diverse. Additional details on our gender and racial diversity can be found on our website in our environmental, social, and governance, or ESG, governance reports.

Employee Engagement. We are committed to fostering a culture and environment where every employee feels valued. Our success depends in large part on our hiring and retaining top talent across the entire organization, with primary emphasis on our management team and our employees who interface directly with our customers. We compete for talent with other companies both smaller and larger, and both in our market and in other industries.

Compensation and Benefits. To attract and retain top talent, we focus on having a diverse, inclusive, and safe workplace, while offering competitive compensation, benefits, and health and wellness programs. A majority of our employees also have incentive compensation opportunities, which are primarily focused on meeting financial, sales, operational, and/or customer focused metrics. In addition, our long-term equity compensation is intended to align management interests with those of our stockholders and to encourage the creation of long-term value.

Training and Development. We provide training and learning opportunities, rotational assignment opportunities, and continuous performance feedback to further our employee development. Our learning culture is built on formal curriculums, communities of practice, peer-to-peer learning, experiential development, support tools, and ongoing assessment. We listen to our employees to better understand their training and development needs, and ensure our offerings cater to both technical learning and leadership development.

Employee Health and Safety. Compliance with environmental, health and safety, or EH&S, laws and regulations underlies the basis of the EH&S programs we have in place. As part of our EH&S programs, we:

- help build a culture of safety that emphasizes safe operations, procedures, behaviors, and attitudes;

- provide compliance training on general safety principles and job-specific requirements;

- equip employees to recognize and execute their responsibilities for safety through numerous training events;

- provide appropriate personal protective equipment and training in the safe use of that equipment;

- help ensure all employees are aware of their surroundings and that everyone works to maintain a safe workplace;

- hold recurring, regular corporate-wide safety committee meetings for employees at all levels, including executive management; and

- support employees to conduct job hazard analysis with the purpose of recognizing workplace hazards and reducing risk.

Purpose and Core Values. Our Company Purpose is to enable life sciences organizations around the world to bring impactful therapies to market faster. We are committed to making sure that every team member understands our core values of Customer Focus, Achievement, Accountability, Teamwork, Employee Value, and Integrity. These core values are the foundation from which we act and base our decisions and are embodied in our Standards of Conduct, which outline our commitment to our customers, our investors, our communities, and to one another. Our Standards of Conduct also outline what we expect of our employees and ensure we continue to foster a culture of high integrity. We adhere to the governance requirements established by federal and state law, the SEC, and the Nasdaq Global Select Market, and we strive to establish appropriate risk management methods and control procedures to adequately manage, monitor, and control the major risks we may face day to day and year to year.

Available Information

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at http://www.sec.gov. We also maintain a website at www.azenta.com, through which you can access our SEC filings and copies of our press releases. The information found on our website is not part of this or any other report we file with, or furnish to, the SEC.

Item 1A. *Risk Factors*

Factors That May Affect Future Results

Investing in Azenta common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with the other information in this Annual Report on Form 10-K, including our consolidated financial statements and related notes included under Part II, Item 8, "Financial Statements and Supplementary Data," and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," before investing in our common stock. The risks described below are material to our business and could materially adversely affect our business, financial condition, or operating results, and cause the trading price of our common stock to decline. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. The forward-looking statements in this report are qualified by these risk factors.

Risk Factor Summary

The following is a summary of the material risks that could adversely affect our business, financial condition, or operating results. This summary should be read in conjunction with the full discussion of risk factors that follows.

Macroeconomic and External Risks

- A prolonged economic downturn, reductions in government funding for scientific research, increases in interest rates, inflation, or other macroeconomic pressures may reduce customer purchases, leading to lower sales and cash flows.

- Public health threats, epidemics, or pandemics could disrupt operations, reduce demand, or impair our ability to meet obligations.

- Global climate change, environmental regulations, or related developments could increase costs, disrupt operations, or reduce demand for our products and services.

- Currency exchange rate fluctuations may impact foreign holdings, lower margins, or require price increases that reduce sales.

- ESG matters, including climate change, diversity, and ethical supply chains, could increase costs, restrict activities, or harm our reputation if initiatives fail or are criticized.

Risks Relating to Our Operations

- Our operating results may fluctuate significantly due to factors like customer demand, product mix, and competition, making past performance an unreliable indicator of future results.

- Failure to introduce new products and services reflecting technological advances could make our offerings obsolete and harm our prospects.

- If our transformation initiatives fail to deliver expected cost savings or efficiencies, our financial results could be negatively impacted.

- Our global operations expose us to risks like political instability, regulatory changes, corruption, and difficulties in collecting receivables.

- Disruptions to our facilities or sample storage operations from unexpected events (e.g., natural disasters, power outages) could harm our reputation and results.

- Inaccurate demand forecasting could lead to excess or obsolete inventory, adversely affecting our financial condition.

- Material weaknesses in internal control over financial reporting could result in misstatements, harming investor confidence and our stock price.

- Impairment of goodwill or intangible assets could adversely affect our financial position and results.

- Changes in tax rates or regulations could affect our results of operations.

- We may face NOL limitations due to insufficient profits in relevant jurisdictions.

- We are subject to numerous governmental regulations, and noncompliance could lead to fines, suspensions, or other penalties.

Risks Related to Gene Synthesis

- We face regulatory risks associated with potential third-party misuse of our synthetic gene products.

- Ethical constraints and regulatory restrictions on genetic engineering may also narrow our markets and reduce demand for our gene synthesis services.

Risks Related to Cybersecurity and Data Privacy

- Cybersecurity incidents, including breaches, ransomware, or disruptions, could compromise sensitive data and interrupt operations, leading to regulatory penalties and loss of trust.

- Failure to comply with data protection laws (e.g., GDPR, CCPA) could result in enforcement actions, fines, and reputational harm.

Risks Related to Geopolitical Tensions and Supply Chain

- Geopolitical conflicts (e.g., Ukraine war, US-China friction) and related sanctions could disrupt supply chains, increase costs, or limit access to materials.

- Trade disputes, tariffs, or restrictions (e.g., US tariffs on imports from China) could raise costs and reduce competitiveness.

- Supply chain issues, including reliance on single-source suppliers or raw material shortages, could delay production and harm revenue.

Risks Related to Artificial Intelligence

- Ineffective development or deployment of AI technologies could lead to errors, biases, or disruptions in our operations.

- Evolving AI regulations could impose compliance burdens and limit our use of AI.

Risks Related to Intellectual Property

- Failure to protect our intellectual property could allow competitors to misappropriate our technology.

- Patent expirations could increase competition and reduce revenue.

- Claims of third-party IP infringement could result in costly litigation and prevent us from offering certain products.

Risks Related to Reliance on Third Parties

- Failure of key suppliers to deliver components could delay shipments and harm revenue.

- Declines in raw material availability could increase costs or disrupt manufacturing.

- External service providers' underperformance or cybersecurity breaches could adversely impact operations and data security.

Risks Relating to Our Customers

- Customers may not commit long-term and could cease purchases at any time, exposing us to competitive pressures.

- Claims for damages to customer materials due to product or service failures could lead to financial liability and reputational harm.

Risks Relating to Owning Our Securities

- Our stock price may be volatile due to market fluctuations, operating results, or external events.

- Provisions in our charter documents and Delaware law may delay or prevent acquisitions, potentially decreasing share value.

- Securities litigation or stockholder activism could incur costs, divert attention, and impact stock price.

This summary does not contain all the information that may be important to you. You should read the entire risk factors section and the other information in this Annual Report on Form 10-K.

Macroeconomic and External Risks

A prolonged downturn in macroeconomic conditions may materially adversely affect our business.

An economic downturn in the United States and elsewhere, reductions in the level of government funding for scientific research, increases in interest rates, and inflation, among other factors, may cause our current or potential customers to delay or reduce purchases. This could result in reductions in sales of our products and services and materially adversely affect our results of operations and cash flows. Volatility and disruption of global financial markets could limit our customers' ability to obtain adequate financing to maintain operations and proceed with planned or new capital spending initiatives. This could lead to a reduction in sales volume that materially and adversely affects our results of operations and cash flow. In addition, a decline in our customers' ability to pay as a result of an economic downturn may lead to increased difficulties in the collection of our accounts receivable, higher levels of reserves for doubtful accounts and write-offs of accounts receivable, and higher operating costs as a percentage of revenues.

We are subject to risks associated with public health threats and epidemics.

Public health threats and epidemics, whether global or regional in scope, could materially adversely affect our business, markets, workforce, and operations, as well as the operations of our customers, suppliers, and business partners. In particular, such events may result in significant adverse financial or operational effects, including:

- substantial volatility or reductions in demand for our products and/or services; or

- an inability to meet customer needs or fulfill other obligations due to disruptions in our own operations or those of our third-party partners, suppliers, contractors, logistics providers, or customers.

These effects may be more pronounced in jurisdictions where we or our customers operate that are more severely impacted by the health threat or that impose stricter public health measures. Although we have implemented health and safety protocols, business continuity plans, and crisis management procedures intended to mitigate the adverse effects of such events on our employees and operations, there can be no assurance that these measures will be fully effective or that they will not produce unintended negative consequences. Accordingly, a significant public health threat or epidemic could have a material adverse effect on our business, financial condition, and results of operations.

Global climate change and related legal and regulatory developments could negatively affect our business, financial condition and results of operations.

Climate change presents risks to us and to our customers, with the risks expected to increase over time. Our products and services are subject to and affected by environmental regulation by federal, state, and local authorities in the United States and regulatory authorities with jurisdiction over our international operations. Future regulations or voluntary actions on our part in response to climate change could result in costly changes to our facilities to reduce carbon emissions. They could also increase energy costs as a result of switching to less carbon-intensive, but more expensive, sources of energy to operate our facilities and to transport and ship products and samples, including potential carbon pricing or taxes. There can be no assurance that climate change or environmental regulation and response will not have a negative competitive impact on our ability to provide sample management, automated storage systems, and genomic services or that economic returns will match the investments that we are making in the development of new products and services. We will likely face increasing complexity related to product design, the use of regulated materials, energy consumption and efficiency, and the reuse, recycling, or disposal of products and their components at end-of-use or useful life. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty regarding future incentives for energy-efficiency and costs of compliance. This may impact the demand for our products and services, our costs associated with providing our products and services, and our results of operations and financial condition. In addition, the potential physical impacts of climate change on our operations are highly uncertain and could disproportionately affect the geographic locations where we operate. These may include changes in global weather patterns, which could include local changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and changing temperature averages or extremes. These impacts may also adversely affect our properties (e.g., sample storage facilities vulnerable to extreme weather), our business, financial condition and results of operations.

Unfavorable currency exchange rate fluctuations may impact our significant foreign currency holdings, lead to lower operating margins, or may cause us to raise prices for our products and services, which could result in reduced sales.

Currency exchange rate fluctuations could have an adverse effect on our sales, cost of sales and results of operations. We could experience losses with respect to forward exchange contracts into which we may enter. Unfavorable currency fluctuations could require us to increase prices for our products and services to customers, which could result in lower net sales. Alternatively, if we do not adjust the prices for our products and services in response to unfavorable currency fluctuations, our results of operations, including our margins, could be materially and adversely affected. In addition, most sales made by our foreign subsidiaries are denominated in the currency of the country in which these products are sold or these services are provided. The currency received in payment for such sales could be less valuable as compared to the U.S. dollar at the time of receipt as a result of exchange rate fluctuations. From time to time, we enter into forward exchange contracts and cross-currency swap agreements to reduce currency exposure. However, we cannot be certain that our efforts will be adequate to protect us against significant currency fluctuations or that such efforts will not expose us to additional exchange rate risks, which could materially and adversely affect our results of operations.

As of September 30, 2025, we held approximately $119.6 million of cash and cash equivalents that is denominated in foreign currency, which represents a substantial portion of our current cash and cash equivalents balance. As a result of our significant foreign currency holdings, our financial results and capital ratios may be impacted by the movements in exchange rates, and a significant portion of our assets must be translated into U.S. dollars for external reporting purposes or converted into U.S. dollars to meet our strategic needs and service obligations such as any future U.S. dollar-denominated indebtedness or dividends. We may seek to mitigate our exposure to currency exchange rate fluctuations, but our efforts may not be successful.

Our business could be negatively impacted by environmental, social and governance (ESG) matters.

There has been an increased focus from investors, customers, employees, and other stakeholders concerning ESG matters, including addressing climate change, diversity and inclusion, and ethical supply chains. This may result in increases in our costs to operate our business or restrict certain aspects of our activities, such as genomics services involving sensitive data. The standards by which ESG efforts and related matters are measured are developing and evolving, and affected areas are subject to assumptions that could change over time. In addition, we could be criticized for the scope of such initiatives or goals or, conversely, perceived as not acting responsibly in connection with these matters. Any such matters could have a material adverse impact on our future results of operations, financial position, and cash flows.

Risks Relating to Our Operations

Our operating results could fluctuate significantly, which could negatively impact our business.

Our revenue, operating margins and other operating results could fluctuate significantly from quarter-to-quarter and year-to-year depending upon a variety of factors, including:

- changes in the timing and terms of product orders and service contracts by our customers as a result of our customer concentration or otherwise;

- changes in the demand for the mix of products and services that we offer;

- the timing and market acceptance of our new product and service introductions;

- delays or problems in the planned introduction of new products or services, or in the performance of any such products following delivery to customers or the quality of such services;

- new products, services or technological innovations by our competitors, which can, among other things, render our products and services less competitive due to the rapid technological changes in the markets in which we provide products and services;

- the timing and related costs of any acquisitions, divestitures or other strategic transactions;

- our ability to reduce our costs in response to decreased demand for our products and services;

- our ability to accurately estimate customer demand, including the accuracy of demand forecasts used by us;

- disruptions in our manufacturing process or in the supply of components to us;

- write-offs for excess or obsolete inventory;

- competitive pricing pressures; and

- increased investment into our infrastructure to support our growth, including capital equipment, research and development, as well as selling and marketing initiatives to support continuous product and services innovation, technological capability enhancements and sales efforts. The timing of revenue generation coupled with the increased amount of investment may result in operating losses.

As a result of these risks, we believe that reference to past performance for comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance.

If we do not continue to introduce new products and services that reflect advances in technology in a timely and effective manner, our products and services may become obsolete, and our operating results will suffer.

Our success is dependent on our ability to respond to the technological changes present in the markets we serve. The success of our product development and introduction of products and services to market depends on our ability to:

- accurately identify customer needs;

- provide advanced technologies and products;

- obtain and maintain regulatory approvals when necessary;

- respond to competitive offerings and generate competitive advantages;

- differentiate our offerings from our competitors' offerings and intellectual property;

- successfully differentiate our offerings and effectively communicate their value proposition;

- commercialize new products in a timely manner;

- price our products competitively; and

- manufacture and deliver instruments and consumables in sufficient volumes on time.

If we cannot succeed in responding in a timely and cost-effective manner to technological and/or market changes or if the new products and services that we introduce do not achieve market acceptance, our competitive position would diminish which could materially harm our business and our prospects.

If we do not achieve our transformation initiative goals, our financial results could be negatively impacted.

In fiscal year 2024, we announced a transformation initiative to reduce complexity and streamline processes across our organization designed to lead to reduced costs and increased profitability. We have identified and carried out initiatives and activities and we continue to review our operations to support the objectives of the transformation initiative. If we fail to complete any of these initiatives or activities, or if the results of these initiatives and activities do not lead to the cost savings we expect, our financial results could be negatively impacted.

The global nature of our business exposes us to multiple risks.

During fiscal years ended September 30, 2025, 2024 and 2023, approximately 39%, 36% and 36%, respectively, of our revenue was derived from sales outside of North America. We expect that international sales, including increased sales in Asia, will continue to account for a significant portion of our revenue for the foreseeable future, and that in particular, the proportion of our sales to customers in China will increase, due in large part to our significant genomic services operation in China. While we continue to have genomic services operations in China, we also started processes to move certain operations outside of China. As a result of our international operations, we are exposed to many risks and uncertainties, including:

- changes in rates of economic growth and impact of global economic, political, and social events on our current and future operations, including global supply chain disruptions, inflation, economic slowdown and recession, rising interest rates, bank failures, labor market challenges, sovereign debt issues, geopolitical tensions (in particular, between the United States and China), and outbreak of disease;

- longer accounts receivable collection cycles and difficulties in collecting accounts receivable;

- change in regulatory requirements and the adoption of new or changing industry standards in the various jurisdictions in which we do business;

- trade protection measures, tariffs and export/import licensing and sanction requirements;

- changes in tax laws and interpretations that may result in adverse tax consequences and higher taxes;

- difficulties protecting or procuring intellectual property rights;

- the loss of revenues and potential adverse impact on our relationships in China or with Chinese customers as a result of adverse developments in trade policies and resulting trade tensions between the United States and China;

- currency exchange rate fluctuations, particularly strengthening of the U.S. dollar, which can affect the competitiveness and/or pricing of our products and services; and

- the effect of local political, economic, legal, regulatory, tax, governmental, trade, and social and cultural factors on our business practices which may result in unanticipated losses.

Moreover, in many foreign countries, particularly in those with developing economies, there is an increased risk of corruption and/or bribery, which could lead to violations of various laws and regulations, including the Foreign Corrupt Practices Act. While such business practices are prohibited by our internal policies and procedures, there can be no assurance that all our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, will comply with these policies and procedures, or the applicable anti-bribery laws and regulations. Any such violations could subject us to fines and other penalties, which could have a material adverse effect on our business, operating results, financial condition and cash flows.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business, any of which could materially harm our business and profitability.

As of September 30, 2025, we held approximately $136.0 million of cash outside the United States and our ability to repatriate any of the funds for use in the United States or elsewhere in our business may be limited based on local country statutory requirements, which could negatively impact our opportunities to deploy capital.

Our business could be materially harmed if we fail to adequately integrate the operations of the businesses that we have acquired or may acquire.

We have made in the past, and may make in the future, acquisitions or significant investments in businesses with complementary products, services and/or technologies. Our acquisitions present numerous risks, including:

- difficulties in realizing anticipated financial or strategic benefits of such acquisition;

- risks related to intellectual property rights in acquired technologies;

- lack of integration experience in new target markets;

- an increase in our expenses and working capital requirements;

- the challenge of integrating geographically or culturally diverse businesses;

- customer attrition arising from preferences to obtain products or services from our competitors;

- difficulties and costs of transitioning data from one information technology system to another;

- difficulty completing development, enhancements and updates to acquired products;

- increased regulatory scrutiny;

- undetected errors or unauthorized use of a third-party's code in products we acquire;

- potential of costly litigation (including intellectual property infringement actions) related to an acquisition;

- the inability to retain suppliers, customers, distributors, advisors and key employees of the acquired business;

- additional stock-based compensation, which may have a significant impact on our results of operations;

- unforeseen and unknown liabilities and harm to our existing business relationships;

- the loss of key employees and the costs associated with transitioning new employees;

- the integration process itself may be disruptive to our business as it requires coordination of geographically diverse organizations and aligning employee benefit plans; and

- unanticipated costs to support, govern and control the acquisition.

If we acquire a new business, we may expend significant funds, incur additional debt or issue additional securities, which may negatively affect our operations and be dilutive to our stockholders. In periods following an acquisition, we will be required to evaluate goodwill and acquisition-related intangible assets for impairment. If such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings. The failure to adequately address these risks or the impairment of any assets could materially harm our business and financial results.

Expanding within current markets introduces new competitors and commercial risks.

A key part of our growth strategy is to continue expanding within the life science products and services markets. As part of this strategy, we expect to diversify our product sales and service revenue by leveraging our core technologies and making acquisitions of select businesses, products, services or technologies, which requires investments and resources which may not be available on favorable terms or at all. We cannot guarantee that we will be successful in leveraging our capabilities into the life sciences sample management and genomic services markets or identifying and successfully acquiring other businesses, products, services or technologies to meet all the needs of new customers and to compete favorably with other products and services. Because a significant portion of our growth potential may be dependent on our ability to increase sales within our Sample Management Solutions and Multiomics segments, our inability to successfully expand within the markets serviced by these segments may adversely impact future financial results.

Changes in key personnel could impair our ability to execute our business strategy.

The continuing service of our executive officers and essential engineering, scientific and management personnel, together with our ability to attract and retain such personnel, is an important factor in our continuing ability to execute our strategy. There is substantial competition to attract such employees and the loss of any such key employees could have a material adverse effect on our business and operating results. The same could be true if we were to experience a high turnover rate among engineering and scientific personnel and we were unable to replace them. Our ability to attract and retain employees may be negatively impacted by employees' reactions to our policies related to working remotely, particularly in the United States. Any failure to attract, recruit, train, retain, motivate and integrate qualified personnel, in particular our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, could materially harm our strategic plan, operating results and growth prospects.

Unexpected events could disrupt our sample storage operations and adversely affect our reputation and results of operations.

Unexpected events, including fires or explosions at our facilities, natural disasters, such as tornadoes, hurricanes, earthquakes, or extreme weather exacerbated by climate change, war or terrorist activities, unplanned power outages, supply disruptions and failure of equipment or systems, could adversely affect our reputation and results of operations. Our customers rely on us to securely store and timely retrieve and transport their critical samples, and these events could result in service disruptions, physical damage to one or more key storage facilities and the customer samples stored in those facilities, the temporary closure of one or more key operating facilities or the temporary disruption of service, each of which could negatively impact our reputation and results of operations. Two of our storage facilities are located in Indianapolis, Indiana, an area of the United States that can be prone to tornadoes and other severe weather events.

If our facilities were to experience a significant disruption in operations, our business could be materially harmed, while the failure to estimate customer demand accurately could result in excess or obsolete inventory.

We have a limited number of manufacturing facilities for our products and laboratories for our service offerings. If the operations at any one of these facilities were disrupted as a result of a natural disaster, fire, power or other utility outage, work stoppage, war or terrorist activities or other similar event, our business could be seriously harmed because we may be unable to manufacture and ship products and parts, or provide services, to our customers in a timely fashion. The impact of any disruption at one of our facilities may be exacerbated if the disruption occurs at a time when we need to rapidly increase our capabilities to meet increased demand or expedited shipment schedules.

Moreover, if actual demand for our products or services is different than expected, we may purchase more/fewer component parts or other supplies than necessary or incur costs for canceling, postponing or expediting delivery of such parts or supplies. If we purchase inventory in anticipation of customer demand that does not materialize, or if our customers reduce or delay orders, we may incur excess inventory charges. Any or all of these factors could materially and adversely affect our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting which led to a conclusion that our internal control over financial reporting is not effective as of September 30, 2025. Our ability to remediate these material weaknesses, the discovery of additional material weaknesses, and our inability to achieve and maintain effective disclosure controls and procedures and internal control over financial reporting, could adversely affect our results of operations, our stock price and investor confidence in our company.

Pursuant to SEC rules and regulations, our management is required to report on the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Quarterly, we perform activities that include reviewing, documenting and testing our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could result in material misstatements in our financial statements and a failure to meet our reporting and financial obligations, each of which could have a material adverse effect on our financial condition and the trading price of our common stock. This could result in significant expenses to remediate any internal control deficiencies and lead to a decline in our stock price.

We identified a material weakness in our internal control over financial reporting as of September 30, 2024, as we did not design and maintain effective controls related to the review of the cash flow statement. This material weakness, which continues to exist as of September 30, 2025, resulted in immaterial misstatements in our Consolidated Statements of Cash Flows for the Q2 and Q3 interim periods during fiscal year 2023, the year ended September 30, 2023, the Q1, Q2, and Q3 interim periods during fiscal year 2024, the Q1 interim period during fiscal year 2025, and in our supplemental cash flow disclosures for the year ended September 30, 2022, each interim and annual period during fiscal year 2023 and the Q1, Q2 and Q3 interim periods during fiscal year 2024. During the quarter ended March 31, 2025, we identified an additional material weakness in our internal control over financial reporting, as we did not design and maintain effective controls related to the preparation and review of account reconciliations. This material weakness, which continues to exist as of September 30, 2025, resulted in immaterial misstatements in our condensed consolidated financial statements for the interim periods during fiscal year 2025 and consolidated financial statements for the year ended September 30, 2025. During the quarter ended September 30, 2025, we identified an additional material weakness in our internal control over financial reporting, as we did not design and maintain effective controls over the classification of certain costs in the Consolidated Statement of Operations. This material weakness, which continues to exist as of September 30, 2025, resulted in immaterial misstatements in the classification of certain costs between cost of revenue and selling, general and administrative, and research and development costs that resulted in the revision of the annual financial statements for the year ended September 30, 2023, each of the interim periods and the annual financial statements for the year ended September 30, 2024, and the Q1, Q2, and Q3 interim periods during the year ended September 30, 2025. Any of these material weaknesses could result in material misstatements of our interim or annual consolidated financial statements and related supplemental disclosures that would not be prevented or detected on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. Our management may be unable to conclude in future periods that our disclosure controls and procedures are effective due to the effects of various factors, which may, in part, include unremediated material weaknesses in internal control over financial reporting.

Our management has taken, and plans to take, actions to remediate the deficiencies in our internal control over financial reporting and will design and implement new processes, procedures and controls designed to address the underlying causes associated with the unremediated material weaknesses. While we expect to continue to design and implement our remediation plans throughout the fiscal year ended September 30, 2026, we cannot be certain as to when the remediation of the material weaknesses will be fully completed. During the course of designing and completing our remedial actions, we may identify areas requiring improvement and may be required to design additional enhanced processes and controls to address issues identified through these processes. In addition, there can be no assurance that our remediation efforts will be successful, that our disclosure controls and procedures or internal control over financial reporting will be effective as a result of these efforts or that any such future deficiencies identified may not be material weaknesses that would be required to be reported in future periods.

If we fail to remediate the material weaknesses or otherwise not maintain effective disclosure controls and procedures or internal control over financial reporting, we may not be able to rely on the integrity of our financial results or otherwise provide reliable financial statements, which could adversely affect our business decisions, result in inaccurate or late reporting of our financial results, as well as delays or the inability to meet our reporting obligations or to comply with SEC rules and regulations. Any of these could result in delisting actions by the Nasdaq Stock Market, investigation and sanctions by regulatory authorities, stockholder investigations and lawsuits, and could adversely affect our business, results of operations, ability to obtain financing and the trading price of our common stock.

Our goodwill and intangible assets may become impaired.

As of September 30, 2025, we had $702.4 million of goodwill and $101.8 million in net intangible assets as a result of our acquisitions. We periodically review our goodwill and the estimated useful lives of our identifiable intangible assets, taking into consideration any events or circumstances that might result in either a diminished fair value, or for intangible assets, a revised useful life. These events and circumstances include significant changes in the business climate, legal factors, operating performance indicators, advances in technology and competition. Any impairment or revised useful life could have a material and adverse effect on our financial position and results of operations and could harm the trading price of our common stock.

In the event the performance of any of our reporting units does not meet management expectations in the future, we experience a prolonged macroeconomic or market downturn, or there are other negative revisions to key assumptions used in the analyses used to estimate fair value, we may be required to perform an impairment analysis which could result in an impairment charge. During the third quarter of fiscal year 2025, we determined that a sustained decline in our stock price was an indicator of potential impairment and performed an interim quantitative goodwill impairment test for our reporting units as of June 30, 2025. Based on the results of the interim quantitative impairment test performed as of June 30, 2025, the fair values of the Sample Management Solutions and Multiomics reporting units exceeded their respective carrying amounts. We qualitatively evaluated goodwill for impairment during the remainder of fiscal 2025 and determined that there were no events or circumstances during the period to indicate an additional quantitative goodwill impairment assessment was required. For further details refer to Note 8, Goodwill and Intangible Assets to our consolidated financial statements included under Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Changes in tax rates or tax regulation could affect results of operations.

As a global company, we are subject to taxation in the United States and various other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our future annual and quarterly effective tax rates could be affected by numerous factors, including changes in the following: applicable tax laws; composition of pre-tax income in countries with differing tax rates; and/or establishment of a valuation allowance against deferred tax assets based on the assessment of their realizability prior to expiration. Changes in applicable tax laws, such as the OECD's Pillar Two global minimum tax framework, could significantly impact the estimates of our tax assets and liabilities, as well as expectations of future effective tax rates. Changes in tax laws could also negatively impact our ability to move our cash balances between the jurisdictions in which we operate. In addition, we are subject to regular examination by the U.S. Internal Revenue Service and state, local and foreign tax authorities. We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these examinations to determine the adequacy of our expense for income taxes, particularly with focus on significant merger, acquisition, divestiture and legal restructuring transactions we have executed in recent years. Although we believe our tax estimates are reasonable, there can be no assurance that any final determination will not be materially different from the treatment reflected in our historical income tax (benefits) expenses and accruals, which could materially and adversely affect our financial condition and results of operations.

We may face NOL limitations due to insufficient profits in relevant jurisdictions.

Our ability to utilize our net operating loss, or NOLs, carryforwards to offset future taxable income may be limited by a lack of sufficient profits in the jurisdictions where these NOLs were generated. We have accumulated significant NOLs in various tax jurisdictions from historical operating losses, but if we do not generate adequate taxable income in those jurisdictions, Luxembourg in particular, before the NOLs expire, we may be unable to fully utilize them, resulting in higher effective tax rates and increased cash tax payments in profitable periods. Tax laws in certain jurisdictions impose restrictions on NOL usage, such as annual utilization caps or requirements for income in the same entity or jurisdiction, which could further constrain our ability to offset taxes. Changes in our business structure, international operations, or profitability patterns may exacerbate this risk. If we cannot realize the full benefit of our NOLs, it could materially adversely affect our cash flows, financial condition, and results of operations.

We are subject to numerous governmental regulations.

We are subject to federal, state, local and foreign regulations, including environmental regulations, regulations relating to the design and operation of our products and control systems and regulations relating to certain of our service offerings, including those described under Part I, Item 1 "Business-Environmental Matters and Governance Regulations" above. We might incur significant costs as we seek to ensure that our products meet safety and emissions standards, many of which vary across the states and countries in which our products are used, and that our GLP regulatory services in our Multiomics business are performed in accredited and certified laboratories. In the past, we have invested significant resources to redesign our products and establish and maintain our laboratories to comply with these regulations. Compliance with future regulations, directives, and standards could require us to modify or redesign some products, change our service offerings, make capital expenditures, or incur substantial costs. If we do not comply with current or future regulations, directives, and standards:

- we could be subject to fines;

- our production or service offerings could be suspended; and

- we could be required to suspend installation or cease the sale of our products and offering of services.

Any of these events could materially and adversely affect our business, financial condition and results of operations.

Regulations and customer demands related to conflict minerals may adversely affect us.

The Dodd-Frank Wall Street Reform and Consumer Protection Act imposes disclosure requirements regarding the use in components of our products of "conflict minerals" mined from the Democratic Republic of Congo and adjoining countries, whether the components of our products are manufactured by us or third parties. This requirement could affect the pricing, sourcing and availability of minerals used in the manufacture of components we use in our products. In addition, there are additional costs associated with complying with the disclosure requirements and customer requests, such as costs related to our due diligence to determine the source of any conflict minerals used in our products and preparing and filing required reports with respect thereto with the SEC. We may face difficulties in satisfying customers who may require that all of the components of our products are certified as conflict mineral free and/or free of numerous other hazardous materials.

Risks Related to Gene Synthesis

Our Genomics segment faces certain legal, ethical, and social risks from its gene synthesis operations. The Federal Select Agent Program, or FSAP, is administered jointly by the U.S. Centers for Disease Control and Prevention and Animal and Plant Health Inspection Service to regulate the possession, use, and transfer of biological select agents and toxins that have the potential to pose a severe threat to public health, safety, and agriculture. Although we have established protocols to ensure biosafety and biosecurity measures in compliance with FSAP requirements, we cannot be certain that these measures will always suffice to ensure such compliance. We also face the risk that applicable regulatory authorities may amend or add new biosecurity rules that restrict our operations. Any legal penalties, reputational damage, or constraints on our business resulting from any law, rule or regulation could have a material adverse effect.

Further, while we conduct export control and denied party screening to comply with applicable export regulations, we cannot control how our customers use the synthetic genes we provide, and our customers may use them in ways that create negative publicity for us as a supplier of synthetic genes.

More generally, our genomic services could be used in a variety of applications that may have underlying ethical, legal and social concerns. The life sciences industry in which we operate has historically been heavily regulated. There are, for example, laws in several jurisdictions restricting research in genetic engineering, which can operate to narrow our markets. Governmental authorities could, for safety, social or other purposes, impose limits on or implement regulation of gene synthesis. Such concerns or governmental restrictions could limit the use of our services, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Cybersecurity and Data Privacy

Our business relies on certain critical information systems and a failure or breach of such a system could harm our business and results of operations and, in the event of unauthorized access to a customer's data or our data, incur significant legal and financial exposure and liabilities.

We utilize certain critical information technology systems and networks, including those provided by third parties, to process, transmit and store electronic information in connection with our business, and more broadly for the effective operation of our business. These information systems include telecommunications, the internet, our corporate intranet, various computer hardware and software applications (including AI-enabled tools), network communications and e-mail. These information systems may be owned and maintained by us, our outsourced providers, or other third parties such as vendors and contractors. As the use of digital technologies has increased, cybersecurity incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication, and are becoming increasingly difficult to detect. These threats pose a risk to the security of our systems and networks and the confidentiality, availability, reliability, adequacy, and integrity of our data. There can be no assurance that we will be successful in preventing or detecting cybersecurity incidents and attacks, or successfully mitigating their effects.

Despite the implementation of security measures, our information technology systems and those provided to us by third parties are vulnerable to damage or disruption from hacking, computer viruses, malware (including ransomware), software bugs, unauthorized access, natural disasters, terrorism, war, and telecommunication, equipment, and electrical failures. Our inability to use or access these information systems at critical points in time, or unauthorized access to or acquisition of confidential or proprietary information, or personal data, could unfavorably impact our reputation and the timely and efficient operation of our business.

We have measures in place that are designed to prevent, and if necessary, to detect and respond to such cybersecurity incidents and breaches of privacy and security mandates. Our measures to prevent, detect, respond to, and minimize such risks may be unsuccessful. While we have not, to our knowledge, experienced any significant system failure, accident, or material cybersecurity incident to date, if such an event were to occur and cause interruptions in our operations or the operations of those third parties with which we contract, it could result in legal harm and a material disruption of our programs and our business operations, as well as our financial condition. To the extent that any disruption or cybersecurity incident results in the theft of our or third party funds, a loss of or damage to our data or applications, or inappropriate disclosure, loss, corruption, modification, or theft of confidential or proprietary information, or personal data, in addition to incurring liability, the further development of our products and services could be delayed, or our competitive position could be compromised and the incident could negatively impact our financial condition. Additionally, such disruptions or cybersecurity incidents could result in enforcement actions by United States or foreign regulatory authorities, regulatory penalties, and other legal liabilities such as but not limited to private litigation, the incurrence of significant remediation costs, disruptions to our development programs, business operations and collaborations, diversion of management efforts and damage to our reputation, all of which could harm our business and operations.

Our actual or perceived failure to comply with data protection laws and regulations could lead to government enforcement actions, private litigation and/or adverse publicity and could negatively affect our business.

We are subject to domestic and international data protection laws and regulations that address privacy and data security and may affect our collection, use, storage, and transfer of personal information. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues with the potential to affect our business. In the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws and federal and state consumer protection laws govern the collection, use, disclosure and protection of health-related and other personal information. Failure to comply with data protection laws and regulations, where applicable, could result in government enforcement actions, which could include civil or criminal penalties, private litigation and/or adverse publicity and could negatively affect our operating results and business. For example, California has enacted the California Consumer Privacy Act, or CCPA, which gives California residents expanded privacy rights. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches. Although the CCPA includes exemptions for certain categories of health information, the law may increase our compliance costs and potential liability with respect to other personal information we collect about California residents. Additionally, the CCPA was significantly amended by the California Privacy Rights Act, or the CPRA, which among other things, established the California Privacy Protection Agency, a new regulatory authority tasked with enacting new regulations under the CPRA and expanded enforcement authority. In addition to California, more U.S. states have enacted, and are continuing to enact similar legislation, all of which are likely to increase our regulatory compliance costs and risks, exposure to regulatory enforcement action, and other liabilities.

In addition, other federal and state laws establish additional requirements for protecting the privacy and security of health information that is not protected by HIPAA. For instance, Washington state recently passed the "My Health My Data" Act, which came into force in 2024 and regulates "consumer health data," which is defined as "personal information that is linked or reasonably linkable to a consumer and that identifies a consumer's past, present, or future physical or mental health." The "My Health My Data" Act provides exemptions for personal data used or shared in connection with certain research activities, including data subject to 45 C.F.R. Parts 46, 50 and 56. Notably, the "My Health My Data" Act contains a private right of action. In addition, Nevada recently enacted a consumer health data privacy bill, SB 370, which also took effect in 2024, and regulates "consumer health data." SB 370 shares many similarities with Washington's "My Health My Data" Act, and Connecticut recently amended its comprehensive privacy law to include heightened regulation of "consumer health data." Additional states may adopt health-specific privacy laws that could impact our business activities and our collection and handling of health-related data.

Numerous other countries have, or are developing, laws governing the collection, use and transmission of personal information as well. For example, the General Data Protection Regulation ("GDPR") governs the collection and use of personal data in the European Union, including by companies outside of the European Union. The GDPR, which is wide-ranging in scope, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification, and the use of third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States, enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the infringer, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR has been and will continue to be a rigorous and time-intensive process that has increased and will continue to increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with any European activities, which could adversely affect our business, prospects, financial condition and results of operations.

Additionally, following the United Kingdom's withdrawal from the European Union (i.e., Brexit), and the expiry of the Brexit transition period, which ended on December 31, 2020, the GDPR has been implemented in the United Kingdom (as the UK GDPR). The UK GDPR sits alongside the UK Data Protection Act 2018 which implements certain derogations in the EU GDPR into UK law. Under the UK GDPR, companies not established in the UK but who process personal data in relation to the offering of goods or services to individuals in the UK, or to monitor their behavior will be subject to the UK GDPR – the requirements of which are (at this time) largely aligned with those under the EU GDPR and as such, may lead to similar compliance and operational costs with potential fines of up to £17.5 million or 4% of global turnover.

Applicable data privacy and data protection laws may conflict with each other, and by complying with the laws or regulations of one jurisdiction, we may find that we are violating the laws or regulations of another jurisdiction. Despite our efforts, we may not have fully complied in the past and may not in the future. That could require us to incur significant expenses, which could significantly affect our business. Failure to comply with data protection laws may expose us to risk of enforcement actions taken by data protection authorities or other regulatory agencies, private rights of action in some jurisdictions, and potential significant penalties if we are found to be non-compliant. Furthermore, the number of government investigations related to data security incidents and privacy violations continue to increase and government investigations typically require significant resources and generate negative publicity, which could harm our business and reputation.

Risks Related to Geopolitical Tensions and Supply Chain

International trade disputes, including as a result of recently announced tariffs and certain trade restrictions, could result in additional or increased tariffs, export controls or other trade restrictions that may have a material impact on our business.

We sell a significant number of products outside the United States, including in China. Based on the complex relationships among these countries and the United States, there is inherent risk that political, diplomatic and national security influences might lead to trade disputes, impacts and/or disruptions. In particular, any significant political or trade developments, such as those stemming from the change in the U.S. federal administration, are difficult to predict and may have a material adverse effect on us. Similarly, changes in U.S. federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations. For example, in April 2025, the United States imposed broad tariffs on imports from virtually all countries, with particularly high tariffs on imports from China. Since this announcement, most tariffs for countries other than China have been suspended or reduced temporarily. In response to tariffs, some countries have implemented retaliatory tariffs on U.S. goods, while others seek to negotiate agreements regarding U.S.-imposed tariffs. Historically, tariffs have led to increased trade and political tensions and, to date, the outcome of the negotiations between the United States and the various countries is not yet clear. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any changes in political, trade, regulatory, and economic conditions, including U.S. trade policies, could have a material adverse effect on our financial condition or results of operations. Increases in tariffs, additional taxes or other trade restrictions and retaliatory measures may increasingly impact customer demand and customer investment in manufacturing equipment, increase our manufacturing costs, decrease margins, reduce the competitiveness of our products, or inhibit our ability to sell products or purchase necessary equipment and supplies, which could have a material adverse effect on our business, results of operations, or financial condition.

In addition, a portion of the manufacturing for our products and provision of services takes place in China through third-party manufacturers and service providers. The BIOSECURE Act that was recently passed by the U.S. House of Representatives is aimed at discouraging federal contracting with certain Chinese biotechnology companies for biotechnology equipment or services. If the BIOSECURE Act becomes law, its implementation has the potential to impact supply of our products and services. Additionally, if following the enactment and implementation of the BIOSECURE Act, we are required to change manufacturers or service providers for any reason, we will be required to verify that the new manufacturer or provider maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. We anticipate that the complexity of our processes may impact the amount of time it may take to secure a replacement manufacturer or provider and such delays could negatively affect our ability to develop and sell products and services, which could have a material adverse effect on our business, results of operations, or financial condition.

On December 27, 2024, the US Department of Justice issued a final rule entitled, "Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons," codified at 28 CFR part 202 ("Bulk Transfer Rule"). The Bulk Transfer Rule prohibits and restricts bulk transfers of sensitive personal data (including genetic and health data) to countries of concern, such as China, Russia, and Iran, to prevent access by foreign adversaries. It restricts our ability to engage in certain cross-border transactions involving genomic or biological samples and related data, which could adversely affect capacity and/or productivity of our Genomics segment if we are not able to increase our staffing and throughput at our facilities in the United States and Europe.

Risks Related to Artificial Intelligence

The development, adoption, and use of artificial intelligence ("AI") technologies are rapidly transforming the life sciences industry, enabling faster data analysis, personalized medicine, and advancements in genomic services and sample management through machine learning and predictive modeling. However, AI presents risks and challenges that could adversely impact our business. As with many innovations, ineffective or inadequate AI development or deployment practices could result in unintended consequences. For example, AI algorithms we use in connection with our operations may be flawed or based on datasets that are biased or insufficient, potentially leading to errors in our business processes. Disruption or failure in AI functionality could adversely affect our business, cause delays or inaccuracies in our offerings, or harm our reputation. Conversely, if we are unable to adopt and deploy AI effectively as quickly as our competitors, it may cause us to be relatively less productive or innovative, adversely impacting our competitiveness and requiring additional investments that increase our costs.

Laws and regulations regarding AI technologies are rapidly evolving as well, including in the areas of intellectual property, cybersecurity, privacy, and data protection. Compliance with new or changing laws, regulations, or industry standards relating to AI may impose significant operational and financial burdens and may limit our ability to develop, deploy, or use AI technologies in our business.

Risks Related to Intellectual Property

Our failure to protect our intellectual property could adversely affect our future operations.

Our ability to compete is significantly affected by our ability to protect our intellectual property. We rely upon patents, trade secret laws, confidentiality agreements and procedures, copyrights, trademarks and licensing agreements to protect our technology, as described in Part I, Item 1 "Business Patents and Proprietary Rights" above. Existing trade secret, trademark and copyright laws offer only limited protection. Our success depends in part on our ability to obtain and enforce patent protection for our products and services both in the United States and in other countries. We own numerous U.S. and foreign patents, and we intend to file additional applications, as appropriate, for patents covering our products, services, and technology. Any issued patents owned by or licensed to us may be challenged, invalidated or circumvented, and the rights under these patents may not provide us with competitive advantages. In addition, the laws of some countries in which our products and services are or may be developed, manufactured, provided, or sold may not fully protect our products and services. Due to the rapid technological change that characterizes the life sciences and related process equipment industries, we believe that the improvement of existing technology, reliance upon trade secrets, unpatented proprietary know-how and the development of new products or services may be as important as patent protection in establishing and maintaining a competitive advantage. To protect trade secrets and know-how, it is our policy to require all technical and management personnel to enter into nondisclosure agreements.

We cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent the misappropriation of our technology. Other companies could independently develop similar or superior technology without violating our intellectual property rights. In the future, it may be necessary to engage in litigation or like activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. This could require us to incur significant expenses and to divert the efforts and attention of our management and technical personnel from our business operations.

The expiration of our patents over time could lead to an increase in competition and a decline in our revenue.

One of our main competitive strengths is our technology, and we rely on our patent rights and other intellectual property rights to maintain our competitive position. Our current patents begin to expire at various dates beginning in 2025 and will continue to expire from time to time thereafter through 2044 which could result in increased competition and declines in product and service revenue.

We may be subject to claims of infringement of third-party intellectual property rights, or demands that we license third-party technology, which could result in significant expense and prevent us from using our technology.

There has been substantial litigation regarding patent and other intellectual property rights in the industries in which we do business. We have in the past been, and may in the future be, notified that we may be infringing intellectual property rights possessed by third parties. We cannot guarantee that infringement claims by third parties or other claims for indemnification by customers or end-users of our products and services resulting from infringement claims will not be asserted in the future or that such assertions, whether or not proven to be true, will not materially and adversely affect our business, financial condition and results of operations.

We cannot predict the extent to which we might be required to seek licenses or alter our products or services so that they no longer infringe the rights of others. We also cannot guarantee that licenses will be available or the terms of any licenses we may be required to obtain will be reasonable. Similarly, changing our products, services or processes to avoid infringing the rights of others may be costly or impractical and could detract from the value of our products and services. If a judgment of infringement were obtained against us, we could be required to pay substantial damages and a court could issue an order preventing us from selling one or more of our products or offering certain of our services. Further, the cost and diversion of management attention brought about by such litigation could be substantial, even if we were to prevail. Any of these events could result in significant expense to us and may materially harm our business and our prospects.

Risks Related to Reliance on Third Parties

Our business could be materially harmed if one or more key suppliers fail to continuously deliver key components of acceptable cost and quality.

We currently obtain many of our key components on an as-needed, purchase order basis from numerous suppliers. In some cases, we have only a single source of supply for key components and materials used in the manufacturing of our products. Further, a portion of our supply is sourced from Asia, including China, and we do not always have a previous history of dealing with these suppliers. Our inability to obtain components or materials in required quantities or of acceptable cost and quality and with the necessary continuity of supply could result in delays or reductions in product shipments to our customers. In addition, if a supplier or sub-supplier suffers a production stoppage or delay for any reason, including natural disasters or health-related threats, this could result in a delay or reduction in our product shipments to our customers. Any of these contingencies could cause us to lose customers, result in delayed or lost revenue and otherwise materially harm our business.

Our business could be adversely affected by a decline in the availability of raw materials.

We are dependent on the availability of certain key raw materials and natural resources used in our products and various manufacturing processes, and we rely on third parties to supply us with these materials in a cost-effective and timely manner. Our access to raw materials may be adversely affected if our suppliers' operations were disrupted as a result of limited or delayed access to key raw materials and natural resources which may result in increased cost of these items.

Our external service providers may fail to perform as we expect or may suffer cybersecurity breaches.

Our external service providers have played and will continue to play a key role in many of our transactional and administrative functions, such as information technology and facilities management. Many of these service providers, including certain hosted software applications that we use for the storage and processing of confidential, proprietary, or personal information, employ various processing and storage technologies, including cloud computing technology and AI tools. These providers' information technology systems may be susceptible to cybersecurity incidents and breaches, attacks by hackers, or other incidents, including those due to employee error, malfeasance, or other disruptions, which are outside of our control. Although we attempt to select reputable providers, perform diligence on such providers, and enter into written contracts, it is possible that one or more of these providers could fail to perform or adequately protect our data from cybersecurity incidents as we expect, and any such failure could have an adverse impact on our business. Any such incident could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations, damage our reputation, and cause a loss of confidence in us and our ability to conduct our business and our competitive advantage, which could adversely affect our reputation.

Risks Relating to Our Customers

Customers generally do not make long-term commitments to purchase our products and our customers may cease purchasing our products at any time.

Sales of our products are often made pursuant to individual purchase orders and not under long-term commitments and contracts. Our customers frequently do not provide any assurance of minimum or future sales and are not prohibited from purchasing products from our competitors at any time. Accordingly, we are exposed to competitive pricing pressures on each order.

We may face claims for liability related to damages of customer materials attributed to the failure of our products or services, exposing us to significant financial or reputational harm.

Our automated storage systems are used in the handling, movement and storage of biological and chemical samples. We also provide sample storage services to customers where we store their biological and chemical samples or perform genomic services at our facilities. In any case, in addition to product warranty claims, inaccurate or faulty testing services or damage to our customers' materials attributed to a failure of our products or services could lead to additional claims for damages made by our customers and could also harm our relationship with our customers and damage our reputation, resulting in material harm to our business.

Risks Relating to Owning Our Securities

Our stock price is volatile.

The market price of our common stock has fluctuated widely. From the beginning of fiscal year 2024 through the end of fiscal year 2025, our stock price fluctuated between a high of $67.51 per share and a low of $25.03 per share. Consequently, the current market price of our common stock may not be indicative of future market prices, and we may be unable to sustain or increase the value of an investment in our common stock. Factors affecting our stock price may include:

- variations in operating results from quarter-to-quarter and year-to-year;

- changes in earnings estimates by analysts or our failure to meet analysts' expectations;

- changes in the market price per share of our public company customers and competitors;

- the timing and amount of any new repurchases of our common stock;

- market conditions in the life sciences sample management and genomic services and other industries into which we sell products and services;

- global economic conditions;

- political changes, hostilities, public health threats, or natural disasters such as hurricanes and floods;

- low trading volume of our common stock;

- the number of firms making a market in our common stock; and

- actions of activist stockholders and our response(s) thereto.

In addition, the stock market has in the past experienced significant price and volume fluctuations. These fluctuations have particularly affected the market prices of the securities of life sciences companies like ours. These market fluctuations could adversely affect the market price of our common stock.

Our business and operations could be negatively affected by securities litigation or stockholder activism, which could impact the trading price and volatility of our common stock and may constrain capital deployment opportunities and adversely impact our ability to expand our business.

Our business and operations could be negatively affected if we become subject to any securities litigation or from continued stockholder activism, which could cause us to incur significant expenses, hinder the execution of our business and growth strategy, constrain our capital deployment opportunities, and impact the price of our common stock. Stockholder activism, which can take many forms or arise in a variety of situations, has been increasing recently. Volatility in the price of our common stock, our cash balance, our financial performance or other reasons may cause us to become the target of securities litigation or continue to be the target of stockholder activism.

We have been and may continue to be subject to stockholder activism, including relating to the actions of Politan Capital Management LP, or Politan, described in the Schedule 13D that it initially filed with the SEC on September 14, 2023, as amended, and may be subject to continued and other stockholder activism in the future. For example, on November 1, 2024, we entered into a Cooperation Agreement with Politan pursuant to which we agreed, among other things: (a) to increase the size of the Board of Directors by three (3) directors and appoint Quentin Koffey, the Managing Partner and Chief Investment Officer of Politan, to our Board of Directors; (b) to establish a new Value Creation Committee of the Board of Directors, or the Committee; (c) to appoint Mr. Koffey, William Cornog, Alan Malus, Martin Madaus and John Marotta to the Committee; (d) to appoint Mr. Koffey to the Human Resources and Compensation Committee of the Board of Directors; (e) to nominate the members of the Committee for election to the Board of Directors at our 2025 Annual Meeting of Stockholders; and (f) that two directors serving on the Board of Directors immediately prior to the execution of the Cooperation Agreement would not stand for re-election to the Board of Directors at our 2025 Annual Meeting of Stockholders. Although the Cooperation Agreement expired on October 2, 2025, Mr. Koffey remains a member of our Board of Directors and perceived uncertainties resulting from future actions of Politan or any other future stockholder activism or further changes to the composition of our Board of Directors or management may lead to the perception of a change in the direction of our business, instability or lack of continuity, any of which could negatively impact our stock price and results of operations.

Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management's and our Board of Director's attention and resources from our business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we have and may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, the price of our common stock could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism. In addition, stockholder activism may constrain our capital deployment opportunities and may limit the types of investments that are available to us.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of us, which could decrease the value of your shares.

Our restated certificate of incorporation and by-laws and Delaware law contain provisions that could make it harder for a third party to acquire us without the consent of our Board of Directors. These provisions include limitations on actions by our stockholders by written consent, the inability of stockholders to call special meetings, requiring advance notice in accordance with our by-laws for stockholder proposals that can only be acted upon at annual stockholder meetings and nominations to our Board of Directors, limiting the approval of changes in the number of directors to our Board of Directors or by a super majority vote of our stockholders and the potential for super majority votes of our stockholders in certain other circumstances. In addition, as discussed below, our Board of Directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

Our restated certificate of incorporation makes us subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits publicly held Delaware corporations to which it applies from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Our restated certificate of incorporation also contains anti-greenmail provisions which prohibit us from repurchasing our common stock from certain related persons unless specific conditions are satisfied. These provisions could discourage others from bidding for our shares of common stock and could, as a result, reduce the likelihood of an increase in the price of our common stock that would otherwise occur if a bidder sought to buy our common stock.

Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our Board of Directors, these provisions apply even if the offer may be considered beneficial by stockholders. If a change of control or change in management is delayed or prevented by these provisions, the market price of our common stock could decline.

Our restated certificate of incorporation authorizes the issuance of shares of blank check preferred stock.

Our restated certificate of incorporation provides that our Board of Directors is authorized to designate and issue from time to time, without further stockholder approval, up to 1,000,000 shares of preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights and terms of redemption and liquidation preferences. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. Our designation and issuance of preferred stock, including in connection with the adoption of a stockholders rights plan, or "poison pill," may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Our by-laws designate the state courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against the company and our directors, officers and employees.

Our by-laws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of proceedings:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers or employees to us or our stockholders;

- any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our restated certificate of incorporation or bylaws;

- any action asserting a claim governed by the internal affairs doctrine; or

- any action to interpret, apply, enforce or determine the validity of our restated certificate of incorporation or bylaws.

These choice of forum provisions will not apply to causes of action arising under the Securities Act or the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our by-laws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any claims under the Securities Act.

These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find the choice of forum provisions contained in our by-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk Management

We have implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is an element of and is integrated into our overall enterprise risk management program, and is a key component of our annual organizational risk assessment. Our cybersecurity risk management program is based in part on, and incorporates elements of, the National Institute of Standards and Technology (NIST) Cybersecurity Framework and International Organization for Standardization 27001 (ISO 27001) Framework. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Our cybersecurity risk management program utilizes a variety of technical and process controls that are designed to identify, protect against, detect, respond to, and recover from cybersecurity threats, including:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology ("IT") environment;
- a security team that is principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls and policies, and (3) our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to assess, test, or otherwise assist with aspects of our security controls;
- cybersecurity awareness training for our employees, incident response personnel, and senior management;
- assessment of material cybersecurity risks posed by third-party service providers, including risks to employee, customer and financial information;
- a cybersecurity incident response protocol that includes procedures for responding to cybersecurity incidents; and
- business continuity plans.

As part of the above processes, we engage, as necessary, consultants and other third parties, to review our cybersecurity incidents if material to help quantify the impact and identify areas for continued focus, improvement, and compliance.

Our processes also address cybersecurity threat risks associated with our use of third-party service providers, including our suppliers and manufacturers or who have access to confidential, proprietary, personal, or employee data, or to our systems. In addition, cybersecurity considerations affect the selection and oversight of our third-party service providers. We perform diligence on third parties that have access to our systems, data or facilities that house such systems or data, and continually monitor cybersecurity threat risks identified through such diligence. Additionally, we generally require those third parties that could introduce significant cybersecurity risk to us to agree by contract to manage their cybersecurity risks in specified ways, and to agree to be subject to cybersecurity audits or audits for System and Organization Controls (SOC) compliance.

We have been, and expect to continue to be, subject to cybersecurity risks and incidents related to our business. We have not experienced any material cybersecurity incidents during the last fiscal year. For more information about the cybersecurity risks we face, see Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K.

Governance

Our Board of Directors considers cybersecurity risk as part of its enterprise risk management oversight function. The Board of Directors delegates oversight of the cybersecurity risk management program to the Audit Committee. This oversight includes periodic reports from management concerning cybersecurity related risks. The management of the program is the responsibility of our Risk Management Committee, comprised of our Chief Financial Officer, Chief Digital & Information Officer, Chief Accounting Officer and General Counsel. Our Chief Digital & Information Officer, who has over 30 years of extensive work experience in the field of technology and cybersecurity, leads our team of cybersecurity professionals and provides the Risk Management Committee with periodic reports on our cybersecurity risks and any material cybersecurity incidents. Our team of cybersecurity professionals monitors the prevention, mitigation, detection, and remediation of cybersecurity incidents through the cybersecurity risk management and processes described above, including the operation of our incident response plan. The Risk Management Committee provides updates to the Audit Committee on our cybersecurity risk management program as appropriate, including updates on (1) any critical cybersecurity risks; (2) ongoing cybersecurity initiatives and strategies; (3) applicable regulatory requirements; and (4) industry standards. The Risk Management Committee also notifies the Board of Directors of any significant and/or material cybersecurity incidents (suspected or actual) and provides updates on the incidents as well as cybersecurity risk mitigation activities as appropriate.

Item 2. *Properties*

Our corporate headquarters are currently located in Burlington, Massachusetts. We maintained the following principal facilities as of September 30, 2025:

Location	Functions	Segment	Square Footage (Approx.)	Ownership Status/ Lease Expiration
Suzhou, China	Laboratory & office	Multiomics	240,000	Owned
Indianapolis, Indiana	Sample storage, sales & support	Sample Management Solutions	116,700	September 2043
Billerica, Massachusetts	Sample storage, R&D and office	Sample Management Solutions	39,900	October 2033
South Plainfield, New Jersey	Laboratory and office	Multiomics	73,300	January 2030
Plainfield, Indiana	Manufacturing, R&D and sales & support	Sample Management Solutions	67,900	August 2042
Springfield, Missouri	Manufacturing, R&D and sales & support	Sample Management Solutions	50,100	December 2028
Manchester, United Kingdom	Manufacturing and office	Sample Management Solutions	44,700	December 2029
Burlington, Massachusetts	Corporate headquarters, training, R&D and sales & support	All	26,700	October 2030

In addition to the principal facilities listed above, we maintain additional laboratories, biorepositories, and sales and support offices throughout North America, Europe, and Asia. The Company believes that its facilities are in good physical condition, are suitable and adequate for the operations conducted at those facilities and are generally fully utilized and operating at normal capacity.

Item 3. *Legal Proceedings*

We are subject to various legal proceedings, both asserted and unasserted, that arise in the ordinary course of business. We cannot predict the ultimate outcome of such legal proceedings or in certain instances provide reasonable ranges of potential losses. However, as of the date of this Annual Report on Form 10-K, we believe that none of these claims will have a material adverse effect on our consolidated financial condition or results of operations. In the event of unexpected subsequent developments and given the inherent unpredictability of these legal proceedings, there can be no assurance that our assessment of any claim will reflect the ultimate outcome and an adverse outcome in certain matters could, from time-to-time, have a material adverse effect on our consolidated financial condition or results of operations in particular quarterly or annual periods. Please refer to Note 3, *Discontinued Operations* and Note 19, *Commitments and Contingencies* to our consolidated financial statements included under Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10 K for more information about our legal proceedings.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the Nasdaq Stock Market LLC, or Nasdaq, under the symbol "AZTA."

Number of Holders

As of December 1, 2025, there were 345 holders of record of our common stock.

Dividend Policy

Dividends are declared at the discretion of our Board of Directors and depend on actual cash flow from operations, our financial condition, capital requirements and any other factors our Board of Directors may consider relevant.

Since the completion of the sale of the semiconductor automation business on February 1, 2022, we have not paid any dividends and do not have plans to pay any dividends at this time.

Comparative Stock Performance

The following graph compares the cumulative total shareholder return (assuming reinvestment of dividends) from investing $100 on September 30, 2020, and plotted at the last trading day of each of the fiscal years ended September 30, 2021, 2022, 2023, 2024 and 2025, in each of (i) our Common Stock; (ii) the Nasdaq/NYSE American/NYSE Index of companies; and (iii) S&P 1500 Life Sciences Tools & Services Industry Index.

The stock price performance on the graph below is not necessarily indicative of future price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Azenta, Inc., the NASDAQ/NYSE American/NYSE Index
and the S&P Composite 1500 Life Sciences Tools & Services Index

— □ — Azenta, Inc.
- - △ - - NASDAQ/NYSE American/NYSE
— ⊙ - S&P Composite 1500 Life Sciences Tools & Services

*$100 invested on 9/30/20 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

	9/30/2020	9/30/2021	9/30/2022	9/30/2023	9/30/2024	9/30/2025
Azenta, Inc.	$ 100.00	$ 222.33	$ 93.19	$ 109.13	$ 105.32	$ 62.44
NASDAQ/NYSE American/NYSE	100.00	127.83	100.09	120.70	152.90	177.28
S&P Composite 1500 - Life Sciences Tools & Services	100.00	142.79	110.05	109.11	131.54	101.73

The information included under the heading "Comparative Stock Performance" in this Item 5 of this Annual Report on Form 10-K shall not be deemed to be "soliciting material" or subject to Regulation 14A, shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act.

Item 6.   [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below and in the forward-looking statements. Factors that could cause or contribute to these differences include, without limitation, those discussed in "Information Related to Forward-Looking Statements" and Part I, Item 1A, "Risk Factors" included above in this Annual Report on Form 10-K.

This Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, describes principal factors affecting the results of our operations, financial condition and liquidity, as well as our critical accounting policies and estimates that require significant judgment and thus have the most significant potential impact on our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. All dollar amounts in the below MD&A are presented in U.S. dollars, unless otherwise noted or the context otherwise provides.

In connection with the preparation of our fiscal year 2025 financial statements, we identified errors in our previously issued financial statements. We evaluated the impact of the errors and concluded they were not material, individually or in the aggregate, to any previously issued interim or annual consolidated financial statements. We have reflected these corrections in the consolidated financial statements for the periods ending September 30, 2025, 2024 and 2023 included in this Form 10-K. The figures in this MD&A have been similarly revised, where applicable, to reflect the impact of such corrections. Refer to Note 2, "Summary of Significant Accounting Policies", and Note 20, "Revision of Previously Issued Quarterly Information (Unaudited)", in Item 8 of this Form 10-K for additional information.

Our MD&A is organized as follows:

- *Overview*. This section provides a general description of our business and operating segments as well as a brief discussion and overall analysis of our business and financial performance, including key developments affecting us during the fiscal years ended September 30, 2025 and 2024.

- *Critical Accounting Policies and Estimates.* This section discusses accounting policies and estimates that require us to exercise subjective or complex judgments in their application. We believe these accounting policies and estimates are important to understanding the assumptions and judgments incorporated in our reported financial results.

- *Results of Operations.* This section provides an analysis of our financial results for the fiscal year ended September 30, 2025 compared to the fiscal year ended September 30, 2024 and the fiscal year ended September 30, 2024 compared to the fiscal year ended September 30, 2023.

- *Liquidity and Capital Resources.* This section provides an analysis of our liquidity and changes in cash flows, as well as a discussion of contractual commitments.

Discontinued Operations

During the first quarter of fiscal year 2025, we announced that we are pursuing a sale of our B Medical Systems business, a manufacturer and global distributor of medical refrigeration devices based in Luxembourg. This strategic action is intended to simplify our portfolio and allow management to focus on driving revenue growth and profitability in our core Sample Management Solutions and Multiomics segments. The B Medical Systems business has been classified as held for sale and a discontinued operation under generally accepted accounting principles in the United States, or GAAP.

Unless otherwise noted, this MD&A relates solely to our continuing operations and excludes the operations of the B Medical Systems business and the operations of the semiconductor automation business which we sold to Thomas H. Lee Partners, L.P. for $2.9 billion in cash on February 1, 2022.

OVERVIEW

General

We are a leading global provider of biological and chemical compound sample exploration and management solutions for the life sciences industry. We entered the life sciences market in 2011, leveraging our in-house precision automation and cryogenics capabilities that we were then applying in the semiconductor manufacturing market. This led us to develop solutions for automated ultra-cold storage. Since then, we have expanded our life sciences offerings through internal investments and through a series of acquisitions. We support our customers from research and clinical development to commercialization with our sample management and automated storage systems, as well as genomic services expertise to help our customers bring impactful therapies to market faster. We understand the importance of sample integrity and offer a broad portfolio of products and services supporting customers at every stage of the life cycle of samples, including procurement, automated storage systems, genomic services and a multitude of sample consumables, informatics and data software, along with sample repository services. Our expertise, global footprint and leadership positions enable us to be a trusted global partner to pharmaceutical, biotechnology and life sciences research institutions. In total, we employ approximately 3,000 full-time employees, part-time employees and contingent workers worldwide as of September 30, 2025 and have sales in approximately 95 countries. We are headquartered in Burlington, Massachusetts and have operations in North America, Asia, and Europe.

Our portfolio includes product and service offerings developed by us internally, as well as obtained through acquisitions, designed to provide comprehensive capabilities to our customers, addressing their needs in sample exploration and management, automated storage and multiomics. We continue to develop new product and service offerings and enhance existing and acquired offerings through the expertise of our research and development resources. We believe our acquisition, investment and integration approach has allowed us to accelerate internal development and significantly accelerate time to market for our life sciences solutions.

Segments

Within our Sample Management Solutions segment, we operate as a single business unit offering end-to-end sample management products and services, including Sample Repository Services, or SRS, and Core Products (Automated Stores, Cryogenic Systems, Automated Sample Tube, Consumables and Instruments, and Controlled Rate Thawing Devices). This portfolio provides customers with a high level of sample quality, security, availability, intelligence and integrity throughout the lifecycle of samples, providing customers with complete end-to-end "cold chain of custody" capabilities. We also offer expert-level consultation services to our clients throughout their experimental design and implementation processes.

Within our Multiomics segment, our genomic services business advances research and development activities by providing gene sequencing, synthesis, and related services. We offer a comprehensive, global portfolio that we believe has broad appeal in the life sciences industry and enables customers to select the best solution for their research and development challenges. This portfolio also offers unique solutions for key markets such as CGT, antibody development and biomarker discovery by addressing genomic complexity and throughput challenges.

Business and Financial Performance

Our performance for the fiscal years ended September 30, 2025, 2024 and 2023 is as follows (in thousands):

	Year Ended September 30,					
	2025		**2024**		**2023**	
Revenue	$	593,821	$	573,448	$	551,486
Cost of revenue		323,541		318,826		312,276
Gross profit		270,280		254,622		239,210
Operating expenses						
Research and development		30,390		31,524		32,141
Selling, general and administrative		261,563		262,958		263,738
Impairment of goodwill and intangible assets		—		4,658		—
Restructuring charges		5,171		6,766		4,577
Total operating expenses		297,124		305,906		300,456
Operating loss		(26,844)		(51,284)		(61,246)
Other income (expense)						
Interest income, net		18,779		32,891		43,541
Other income (expense), net		922		(732)		(2,300)
Loss before income taxes		(7,143)		(19,125)		(20,005)
Income tax (benefit) expense		(31,601)		5,241		(11,965)
Income (loss) from continuing operations	$	24,458	$	(24,366)	$	(8,040)
Loss from discontinued operations, net of tax		(80,221)		(140,531)		(6,596)
Net loss	$	(55,763)	$	(164,897)	$	(14,636)

Results of Operations

Fiscal Year Ended September 30, 2025 compared to Fiscal Year Ended September 30, 2024

Revenue increased 4% for fiscal year 2025 compared to fiscal year 2024 driven by increased revenue in the Sample Management Solutions and Multiomics segments. Gross margin was 45.5% for fiscal year 2025 compared to 44.4% for fiscal year 2024 primarily driven by higher revenue, operational efficiencies, favorable sales mix and improved cost management. Operating expenses decreased in fiscal year 2025 compared to the prior fiscal year, primarily driven by lower research and development expense, selling, general and administrative expense and restructuring charges, partially offset by higher transformation costs. We generated net income from continuing operations of $24.5 million for fiscal year 2025 compared to a net loss from continuing operations of $24.4 million for fiscal year 2024, primarily due to higher income tax benefit, partially offset by decreased interest income during fiscal year 2025. We generated a net loss from discontinued operations, net of tax, of $80.2 million for fiscal year 2025 compared to a net loss from discontinued operations, net of tax, of $140.5 million for fiscal year 2024, primarily driven by the estimated loss on assets held for sale recorded during fiscal year 2025 and the impairment of goodwill recorded during fiscal year 2024.

Fiscal Year Ended September 30, 2024 compared to Fiscal Year Ended September 30, 2023

Revenue increased 4% for fiscal year 2024 compared to fiscal year 2023 driven by increased revenue in the Sample Management Solutions and Multiomics segments. Gross margin was 44.4% for fiscal year 2024 compared to 43.4% for fiscal year 2023 driven by margin expansion in the Sample Management Solutions and Multiomics segments. Operating expenses increased in fiscal year 2024 compared to fiscal year 2023, primarily due to the $4.7 million non-cash impairment of intangible assets and increased restructuring costs recognized in fiscal year 2024. We generated a net loss from continuing operations of $24.4 million for fiscal year 2024 compared to a net loss from continuing operations of $8.0 million for fiscal year 2023, primarily due to the non-cash impairment of intangible assets, higher income tax expense, and decreased interest income during fiscal year 2024. We generated a net loss from discontinued operations, net of tax, of $140.5 million for fiscal year 2024 compared to a net loss from discontinued operations, net of tax, of $6.6 million for fiscal year 2023, primarily driven by the impairment of goodwill recorded during fiscal year 2024.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue, business combinations, intangible assets, goodwill and other long-lived assets, inventories, income taxes, and stock-based compensation. We base our estimates on historical experience and various other assumptions that we deem reasonable under the circumstances. We evaluate current and anticipated worldwide economic conditions, both in general and specific to the life sciences industry, that serve as a basis for making judgments about the carrying values of assets and liabilities that are not readily determinable based on information from other sources. Actual results may differ from these estimates and could have a material impact on our financial condition and results of operations.

We believe that the assumptions and estimates associated with the following critical accounting policies involve significant judgment and thus have the most significant potential impact on our consolidated financial statements.

Revenue Recognition

We generate revenue from the sale of products and services. A description of our revenue recognition policies is included in Note 2, *Summary of Significant Accounting Policies* in the Notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Although most of our sales agreements contain standard terms and conditions, certain agreements contain multiple performance obligations or non-standard terms and conditions. For customer contracts that contain more than one performance obligation, we allocate the total transaction consideration to each performance obligation based on the relative stand-alone selling price of each performance obligation within the contract. We rely on either observable standalone sales or an expected cost-plus margin approach to determine the standalone selling price of offerings, depending on the nature of the performance obligation. Performance obligations whose standalone selling price is estimated using an expected cost-plus margin approach relate to the sale of customized automated cold sample management systems and service-type warranties within the Sample Management Solutions segment.

Revenue from the sales of certain products that involve significant customization, primarily automated cold sample management systems, is recognized over time as the asset created by our performance does not have alternative use to us and there is an enforceable right to payment for performance completed to date. We recognize revenue as work progresses based on actual labor hours incurred to date as a percentage of total estimated labor hours expected to be incurred. We believe this method most appropriately depicts our efforts towards satisfaction of the performance obligation. We develop profit estimates for long-term contracts based on total revenue expected to be generated from the project and total costs anticipated to be incurred in the project. These estimates are based on a number of factors, including the degree of required product customization and the work required to be able to install the product in the customer's existing environment, as well as our historical experience, project plans and an assessment of the risks and uncertainties inherent in the contract related to implementation delays or performance issues that may or may not be within our control. We estimate a loss on a contract by comparing total estimated contract revenue to the total estimated contract costs and recognize a loss during the period in which it becomes probable and can be reasonably estimated. We review profit estimates for long-term contracts during each reporting period and revise the estimate based on changes in circumstances.

If our judgment or estimates in revenue recognition prove incorrect, our revenue in particular periods may be adversely affected and could have a material impact on our financial condition and results of operations.

Business Combinations

We account for business acquisitions using the purchase method of accounting, in accordance with which assets acquired and liabilities assumed are recorded at their respective fair values at the acquisition date.

Significant judgment is used in determining fair values of assets acquired, liabilities assumed, and contingent consideration, as well as intangibles and their estimated useful lives. Fair value and useful life determinations require estimates of revenue growth rates, operating expenses, integration costs, obsolescence factors, discount rates and other assumptions used in computing present value. These judgments may materially impact the estimates used in allocating acquisition date fair values to assets acquired and liabilities assumed, as well as our current and future operating results. Actual results may vary from these estimates and may result in adjustments to goodwill and acquisition date fair values of assets and liabilities during a measurement period or upon a final determination of asset and liability fair value, whichever occurs first. Adjustments to fair value of assets and liabilities made after the end of the measurement period are recorded within our operating results.

Contingent consideration is recorded at fair value as measured on the date of acquisition using an appropriate valuation model, such as the Monte Carlo simulation model. The value recorded is based on estimates of future financial projections under various potential scenarios, in which the model runs many simulations based on comparable companies' growth rates and their implied volatility. Our estimates of forecasted revenues in the earn-out period include a consideration of current industry information, market and economic trends, historical results of the acquired business and other relevant factors. These cash flow projections are discounted with a risk-adjusted rate. Each reporting period until such contingent amounts are earned, the fair value of the liability is remeasured based on changes to the underlying assumptions. The estimates used to determine the fair value of the contingent consideration liability are subject to significant judgment and given the inherent uncertainties in making these estimates, actual results are likely to differ from the amounts originally recorded and could be materially different.

Intangible Assets, Goodwill and Other Long-Lived Assets

We have identified intangible assets and recorded significant goodwill as a result of our acquisitions. Intangible assets other than goodwill are valued based on estimated future cash flows and amortized over the assets' estimated useful lives. Goodwill is tested for impairment annually or more often if impairment indicators are present, at the reporting unit level. Intangible assets other than goodwill and long-lived assets are subject to impairment testing if events and circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable.

In performing a quantitative test for impairment, annually or in the interim period if required based on qualitative factors (as described further in Note 2, *Summary of Significant Accounting Policies* in the Notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K), we determine fair values of our reporting units based on the income approach or a blend of the income and market approaches with weighting. The discounted cash flow method (the "DCF Method") is used in the income approach which is based on projected future cash flows and terminal value estimates discounted to their present values. The key inputs used in the DCF Method include revenue growth rates, forecast gross profit margins, research and development expenses, selling, general and administrative expenses, capital expenditures, discount rates, terminal period growth rate, economic and market trends, and other expectations about the anticipated operating results of the Sample Management Solutions and Multiomics reporting units. The guideline company method is used in the market approach and publicly traded companies in similar lines of business are identified and used in an analysis to estimate the fair value.

Application of the goodwill impairment test requires judgment based on market and operational conditions at the time of the evaluation, including management's best estimate of the reporting unit's future business activity and the related estimates and assumptions of future cash flows from the assets that include the associated goodwill. Different assumptions for inputs used in the DCF Method and the guideline company method could result in different estimates of reporting unit fair value as of each testing date.

In the event the financial performance of one of our business segments does not meet our expectations in the future, we experience a prolonged macro or market downturn, or there are other negative revisions to key assumptions used in our DCF Method and guideline company method analysis, we may be required to perform additional impairment analyses and could be required to recognize a non-cash impairment charge.

We are required to test long-lived assets, other than goodwill, for impairment when impairment indicators are present. For purposes of this test, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If we determine that indicators of potential impairment are present, we assess the recoverability of the long-lived asset group by comparing its undiscounted future cash flows to its carrying value. If the carrying value of the long-lived asset group exceeds its future cash flows, we determine fair value of the individual assets within the long-lived asset group to assess potential impairment. If the aggregate fair value of the individual assets of the group are less than their carrying value, an impairment loss is recognized for an amount in excess of the group's aggregate carrying value over its fair value. The loss is allocated to the assets within the group based on their relative carrying values, with no asset reduced below its fair value.

Inventory

We state our inventory at the lower of cost or market and make adjustments to reduce the inventory cost to its net realizable value through estimated reserves for excess or obsolete inventory. The reserves are established for the difference between the cost of inventory and its estimated market value based on assumptions related to future demand and market conditions. We fully reserve for inventories and non-cancelable purchase orders for inventory deemed obsolete. We perform periodic reviews of our inventory to identify excess inventory on hand. We compare on-hand inventory balances to anticipated inventory usage based on our recent historical activity and forecasted demand for our products developed through our planning systems and sales and marketing inputs.

We adjust the reserves for excess or obsolete inventory and record additional inventory write-downs based on unfavorable changes in estimated customer demand or actual market conditions that differ from management's previous projections.

Deferred Income Taxes

We evaluate the realizability of our deferred tax assets and assess the need for a valuation allowance on a quarterly basis. We operate in numerous countries under many legal forms and, as a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities. We evaluate the profitability of our operations in each jurisdiction on a historic cumulative basis and on a forward-looking basis, while carefully considering carry-forward periods of tax attributes and ongoing tax planning strategies in assessing the need for the valuation allowance. We maintain U.S. federal and state valuation allowances against deferred tax assets of $27.9 million and valuation allowances against net deferred tax assets in foreign jurisdictions totaling $74.1 million as of September 30, 2025.

Stock-Based Compensation

We measure compensation cost for all employee stock awards at fair value on the date of grant and recognize compensation expense over the service period for awards expected to vest. The fair value of restricted stock units is determined based on the number of shares granted and the closing price of our common stock quoted on the Nasdaq Global Select Market on the date of grant. In addition, for stock-based awards where vesting is dependent upon achieving certain operating performance goals, we estimate the likelihood of achieving the performance goals. Each reporting period we review and revise, as needed, estimated achievement of performance goals as part of calculating compensation cost. Actual results may differ from our estimates.

In November 2024, we issued restricted stock unit awards with vesting based on market conditions, which will vest based on achievement of our relative total shareholder return against the defined peer group over a three-year period. The fair values for those grants that include vesting based on market conditions are estimated using the Monte Carlo simulation model. The key assumptions used in the Monte Carlo simulation included (i) the expected volatility based on the three-year daily historical volatility as measured on the grant date, (ii) risk-free interest rate based on U.S. Treasury constant maturities yields as of the grant date, (iii) correlation assumption based on our daily share price changes over three years and those of the peer companies measured on the grant date, and (iv) no expected dividend yield. The compensation cost is recognized ratably over the requisite service period for those grants, which will not be reversed solely because the market condition is not satisfied.

Recently Adopted and Issued Accounting Pronouncements

For a summary of recently adopted and issued accounting pronouncements applicable to our consolidated financial statements which is incorporated here by reference, please refer to Note 2, *Summary of Significant Accounting Policies* in the Notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

RESULTS OF OPERATIONS

Please refer to the commentary provided below for further discussion and analysis of the factors contributing to our results from operations for the twelve months ended September 30, 2025, 2024 and 2023.

Non-GAAP Financial Measures

Non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures. Management adjusts the GAAP results for the impact of amortization of intangible assets, transformation and rebranding costs, restructuring charges, goodwill and intangible asset impairments, governance-related matters, merger and acquisition costs and costs related to share repurchase, and other unallocated corporate expenses to provide investors better perspective on the results of operations which we believe is more comparable to the similar analysis provided by our peers. Management also excludes special charges and gains, such as gains and losses from the sale of assets, certain tax benefits and charges, as well as other gains and charges that are not representative of the normal operations of the business. Management strongly encourages investors to review our financial statements and publicly filed reports in their entirety and not rely on any single measure. A reconciliation of each non-GAAP measure to the most nearly comparable GAAP measure is included under "Operating Income (Loss)" and "Gross Margin" below.

Revenue

Our revenue performance for the fiscal years ended September 30, 2025, 2024, and 2023 is as follows (in thousands, except percentages):

| | Year Ended September 30, | | | % Change | |
	2025	2024	2023	2025 v. 2024	2024 v. 2023
Sample Management Solutions	$ 324,590	$ 318,896	$ 303,190	*1.8%*	*5.2%*
Multiomics	269,231	254,552	248,296	*5.8%*	*2.5%*
Total revenue	$ 593,821	$ 573,448	$ 551,486	3.6%	4.0%

Fiscal Year Ended September 30, 2025 compared to Fiscal Year Ended September 30, 2024

Revenue increased 3.6% in fiscal year 2025 compared to the prior fiscal year driven by revenue growth in the Sample Management Solutions and Multiomics segments.

Our Sample Management Solutions segment revenue increased 1.8% in fiscal year 2025 compared to the prior fiscal year primarily driven by growth in Clinical Biostores, Consumables and Instruments and Sample Storage, partially offset by lower revenue in Cryogenic Systems and Automated Stores.

Our Multiomics segment revenue increased 5.8% in fiscal year 2025 compared to the prior fiscal year driven by growth in Next Generation Sequencing services, partially offset by declines in Gene Synthesis and Sanger sequencing services.

Revenue generated outside the United States was $228.8 million, or 39% of total revenue, for fiscal year 2025 compared to $208.4 million, or 36% of total revenue, in the prior fiscal year.

Fiscal Year Ended September 30, 2024 compared to Fiscal Year Ended September 30, 2023

Revenue increased 4% in fiscal year 2024 compared to fiscal year 2023 driven by revenue growth in the Sample Management Solutions and Multiomics segments.

Our Sample Management Solutions segment revenue increased 5% in fiscal year 2024 compared to the prior fiscal year driven by broad based revenue growth across most product lines in both the Sample Repository Services and Core Products businesses.

Our Multiomics segment revenue increased 3% in fiscal year 2024 compared to the prior fiscal year driven by growth in Next Generation Sequencing and Gene Synthesis, partially offset by a decline in Sanger sequencing services.

Revenue generated outside the United States was $208.4 million, or 36% of total revenue, for fiscal year 2024 compared to $200.1 million, or 36% of total revenue, for fiscal year 2023.

Operating Income (Loss)

Our operating performance for the fiscal years ended September 30, 2025, 2024 and 2023 is as follows (in thousands, except percentages):

	Sample Management Solutions			Multiomics		
	Year Ended September 30,			Year Ended September 30,		
	2025	2024	2023	2025	2024	2023
Revenue:	$ 324,590	$ 318,896	$ 303,190	$ 269,231	$ 254,552	$ 248,296
Operating income (loss):						
Operating income (loss)	$ 20,124	$ 6,647	$ (5,577)	$ (15,414)	$ (11,893)	$ (18,210)
Amortization of completed technology	4,522	3,909	2,973	3,443	4,157	4,874
Amortization of intangible assets other than completed technology	—	155	311	—	—	—
Transformation[1] and rebranding costs	2,820	395	—	—	—	—
Other adjustments	84	—	—	34	3	(1)
Total adjusted operating income (loss)	$ 27,550	$ 11,106	$ (2,293)	$ (11,937)	$ (7,733)	$ (13,337)
Operating margin	*6.2%*	*2.1%*	*(1.8)%*	*(5.7)%*	*(4.7)%*	*(7.3)%*
Adjusted operating margin	*8.5%*	*3.5%*	*(0.8)%*	*(4.4)%*	*(3.0)%*	*(5.4)%*

	Segment			Corporate			Azenta Total		
	Year Ended September 30,			Year Ended September 30,			Year Ended September 30,		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Revenue:	$ 593,821	$ 573,448	$ 551,486	$ —	$ —	$ —	$ 593,821	$ 573,448	$ 551,486
Operating income (loss):									
Operating income (loss)	$ 4,710	$ (5,246)	$ (23,787)	$ (31,554)	$ (46,038)	$ (37,459)	$ (26,844)	$ (51,284)	$ (61,246)
Amortization of completed technology	7,965	8,066	7,847	—	—	—	7,965	8,066	7,847
Amortization of intangible assets other than completed technology	—	155	311	16,475	20,341	23,910	16,475	20,496	24,221
Transformation[1] and rebranding costs	2,820	395	—	7,585	9,484	(49)	10,405	9,879	(49)
Restructuring charges	—	—	—	5,171	6,766	4,577	5,171	6,766	4,577
Impairment of goodwill and intangible assets	—	—	—	—	4,658	—	—	4,658	—
Merger and acquisition costs and costs related to share repurchase[2]	—	—	—	2,403	4,874	8,962	2,403	4,874	8,962
Other adjustments	118	3	(1)	(84)	(24)	465	34	(21)	464
Total adjusted operating income (loss)	$ 15,613	$ 3,373	$ (15,630)	$ (4)	$ 61	$ 406	$ 15,609	$ 3,434	$ (15,224)
Operating margin	*0.8%*	*(0.9)%*	*(4.3)%*				*(4.5)%*	*(8.9)%*	*(11.1)%*
Adjusted operating margin	*2.6%*	*0.6%*	*(2.8)%*				*2.6%*	*0.6%*	*(2.8)%*

(1) Transformation costs represent non-recurring expenses for strategic projects with anticipated long-term benefits to the Company focused on cost reduction and productivity improvement that do not meet the definition of restructuring charges. These costs are directed at simplifying, standardizing, streamlining, and optimizing the Company's operations, processes and systems to permanently alter the Company's operations for the long term. For a project to be considered transformational, successful completion of the project must be expected to bring long-term material benefits to the organization and involve significant changes to process and/or underlying technology. Transformation costs in the period result from actions taken as part of the Company's 2024 transformation plan and primarily relate to one time asset write-downs associated with changes in technology, one time inventory write-downs relating to restructuring actions taken in the period, and third-party consulting costs associated with process and systems re-design.

(2) Includes expenses related to governance-related matters.

Operating income for the Sample Management Solutions segment was $20.1 million for fiscal year 2025 compared to operating income of $6.6 million in the prior fiscal year. The Sample Management Solutions segment operating margin was 6.2%, an increase of 412 basis points year over year. The increases in operating income and operating margin were primarily driven by gross margin expansion, partially offset by increased transformation costs. Adjusted operating income for the Sample Management Solutions segment was $27.6 million for fiscal year 2025 compared to adjusted operating income of $11.1 million in the prior fiscal year. Adjusted operating margin for the Sample Management Solutions segment was 8.5%, an increase of 500 basis points year over year. Adjusted operating income and margin exclude the impact of amortization of intangible assets of $4.5 million and $4.1 million for fiscal years 2025 and 2024, respectively, and transformation costs of $2.8 million and $0.4 million for fiscal years 2025 and 2024, respectively.

Operating income for the Sample Management Solutions segment was $6.6 million for fiscal year 2024 compared to an operating loss of $5.6 million in the prior fiscal year. The Sample Management Solutions segment operating margin was 2.1%, an increase of 392 basis points year over year. The increases in operating income and operating margin were primarily driven by higher revenue, supported by operating leverage and cost reduction initiatives. Adjusted operating income for the Sample Management Solutions segment was $11.1 million for fiscal year 2024 compared to adjusted operating loss of $2.3 million in the prior fiscal year. Adjusted operating margin for the Sample Management Solutions segment was 3.5%, an increase of 424 basis points year over year. Adjusted operating income (loss) and margin exclude the impact of amortization of intangible assets of $4.1 million and $3.3 million for fiscal years 2024 and 2023, respectively, and transformation costs of $0.4 million for fiscal year 2024.

Operating loss for the Multiomics segment was $15.4 million for fiscal year 2025 compared to an operating loss of $11.9 million in the prior fiscal year. The Multiomics segment operating margin was (5.7)%, a decrease of 105 basis points year over year. The increase in operating loss and decrease in operating margin were primarily driven by lower revenue for Gene Synthesis and Sanger sequencing services, partially offset by higher revenue for Next Generation Sequencing services. Adjusted operating loss for the Multiomics segment was $11.9 million for fiscal year 2025 compared to adjusted operating loss of $7.7 million in the prior fiscal year. Adjusted operating margin for the Multiomics segment was (4.4)%, a decrease of 140 basis points year over year. Adjusted operating loss and margin exclude the impact of amortization related to completed technology of $3.4 million and $4.2 million for fiscal years 2025 and 2024, respectively.

Operating loss for the Multiomics segment was $11.9 million for fiscal year 2024 compared to an operating loss of $18.2 million in the prior fiscal year. The Multiomics segment operating margin was (4.7)%, an increase of 266 basis points year over year. The decrease in operating loss and increase in operating margin were primarily driven by higher revenue and gross profit, supported by operating leverage. Adjusted operating loss for the Multiomics segment was $7.7 million for fiscal year 2024 compared to adjusted operating loss of $13.3 million in the prior fiscal year. Adjusted operating margin for the Multiomics segment was (3.0)%, an increase of 233 basis points year over year. Adjusted operating loss and margin exclude the impact of amortization related to completed technology of $4.2 million and $4.9 million for fiscal years 2024 and 2023, respectively.

Gross Margin

Our gross margin performance for the fiscal years ended September 30, 2025, 2024 and 2023 is as follows (in thousands, except percentages):

	Sample Management Solutions Year Ended September 30,			Multiomics Year Ended September 30,			Azenta Total Year Ended September 30,		
	2025	**2024**	**2023**	**2025**	**2024**	**2023**	**2025**	**2024**	**2023**
Revenue	$ 324,590	$ 318,896	$ 303,190	$ 269,231	$ 254,552	$ 248,296	$ 593,821	$ 573,448	$ 551,486
Gross profit	156,645	141,447	131,111	113,635	113,175	108,099	270,280	254,622	239,210
Adjustments:							—	—	—
Amortization of completed technology	4,522	3,909	2,973	3,443	4,157	4,874	7,965	8,066	7,847
Transformation costs[1]	52	377	—	—	—	—	52	377	—
Other adjustments	26	(10)	—	(8)	(10)	(1)	18	(20)	(1)
Adjusted gross profit	$ 161,245	$ 145,723	$ 134,084	$ 117,070	$ 117,322	$ 112,972	$ 278,315	$ 263,045	$ 247,056
Gross margin	*48.3%*	*44.4%*	*43.2%*	*42.2%*	*44.5%*	*43.5%*	*45.5%*	*44.4%*	*43.4%*
Adjusted gross margin	*49.7%*	*45.7%*	*44.2%*	*43.5%*	*46.1%*	*45.5%*	*46.9%*	*45.9%*	*44.8%*

(1) Transformation costs represent non-recurring expenses for strategic projects with anticipated long-term benefits to the Company focused on cost reduction and productivity improvement that do not meet the definition of restructuring charges. These costs are directed at simplifying, standardizing, streamlining, and optimizing the Company's operations, processes and systems to permanently alter the Company's operations for the long term. For a project to be considered transformational, successful completion of the project must be expected to bring long-term material benefits to the organization and involve significant changes to process and/or underlying technology. Transformation costs in the period result from actions taken as part of the Company's 2024 cost reduction plan, and primarily relate to one time asset write-downs associated with changes in technology, one time inventory write-downs relating to restructuring actions taken in the period, and third-party consulting costs associated with process and systems re-design.

The Sample Management Solutions segment gross margin was 48.3% for fiscal year 2025, an increase of 390 basis points compared to the prior fiscal year. Adjusted gross margin for the Sample Management Solutions segment was 49.7% for fiscal year 2025, an increase of 398 basis points compared to the prior fiscal year. The increases in gross margin and adjusted gross margin were primarily driven by higher revenue, operational efficiencies and favorable sales mix. Adjusted gross margin excludes the impact of amortization related to completed technology of $4.5 million and $3.9 million for fiscal years 2025 and 2024, respectively.

The Sample Management Solutions segment gross margin was 44.4% for fiscal year 2024, an increase of 111 basis points compared to the prior fiscal year. Adjusted gross margin for the Sample Management Solutions segment was 45.7% for fiscal year 2024, an increase of 147 basis points compared to the prior fiscal year. The increases in gross margin and adjusted gross margin were primarily driven by higher gross margin for both the Core Products and Sample Repository Services businesses. Adjusted gross margin excludes the impact of amortization related to completed technology of $3.9 million and $3.0 million for fiscal years 2024 and 2023, respectively, and transformation costs of $0.4 million for fiscal year 2024.

The Multiomics segment gross margin was 42.2% for fiscal year 2025, a decrease of 225 basis points compared to the prior fiscal year. Adjusted gross margin for the Multiomics segment was 43.5% for fiscal year 2025, a decrease of 261 basis points compared to the prior fiscal year. The decreases in gross margin and adjusted gross margin were primarily driven by lower revenue for Gene Synthesis and Sanger sequencing services, partially offset by higher revenue for Next Generation Sequencing services. Adjusted gross margin excludes the impact of amortization related to completed technology of $3.4 million and $4.2 million for fiscal years 2025 and 2024, respectively.

The Multiomics segment gross margin was 44.5% for fiscal year 2024, an increase of 92 basis points compared to the prior fiscal year. Adjusted gross margin for the Multiomics segment was 46.1% for fiscal year 2024,an increase of 59 basis points compared to the prior fiscal year. The increases in gross margin and adjusted gross margin were primarily driven by higher gross margin for the Next Generation Sequencing and Gene Synthesis, partially offset by lower gross margin for Sanger sequencing services. Adjusted gross margin excludes the impact of amortization related to completed technology of $4.2 million and $4.9 million for fiscal years 2024 and 2023, respectively.

Research and Development Expenses

Our research and development expense for the fiscal years ended September 30, 2025, 2024, and 2023 is as follows (in thousands, except percentages):

	Year Ended September 30,					
	2025		**2024**		**2023**	
		% of Revenue		*% of Revenue*		*% of Revenue*
Sample Management Solutions	$ 17,939	5.5%	$ 18,121	5.7%	$ 18,509	6.1%
Multiomics	12,451	4.6%	13,403	5.3%	13,632	5.5%
Total research and development expense	$ 30,390	5.1%	$ 31,524	5.5%	$ 32,141	5.8%

Total research and development expenses decreased $1.1 million for fiscal year 2025 compared to fiscal year 2024 and decreased $0.6 million for fiscal year 2024 compared to fiscal year 2023, driven by cost reduction initiatives across the business, primarily from decreased compensation and benefits expenses and lower expenditures for external services.

Selling, General and Administrative Expenses

Our selling, general and administrative expense for the fiscal years ended September 30, 2025, 2024, and 2023 is as follows (in thousands, except percentages):

	Year Ended September 30,					
	2025		**2024**		**2023**	
		% of Revenue		*% of Revenue*		*% of Revenue*
Sample Management Solutions	$ 118,583	36.5%	$ 116,602	36.6%	$ 118,170	39.0%
Multiomics	116,591	43.3%	111,652	43.9%	112,677	45.4%
Corporate	26,389	4.4%	34,704	6.1%	32,891	6.0%
Total selling, general and administrative expense	$ 261,563	44.0%	$ 262,958	45.9%	$ 263,738	47.8%

Total selling, general and administrative expenses decreased $1.4 million for fiscal year 2025 compared to fiscal year 2024, driven by cost reduction initiatives across the business, partially offset by higher stock-based compensation expense and costs related to our leadership changes.

Total selling, general and administrative expenses decreased $0.8 million for fiscal year 2024 compared to fiscal year 2023, driven by cost reduction initiatives across the business.

Restructuring Charges

Restructuring charges were $5.2 million for fiscal year 2025, a decrease of $1.6 million from fiscal year 2024. Restructuring charges were $6.8 million for fiscal year 2024, an increase of $2.2 million from fiscal year 2023. The changes were driven by initiatives launched in fiscal year 2024. See Note 9, *Restructuring*, in the Notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Other Income (Expense)

Interest income, net – We recorded interest income of $18.8 million for fiscal year 2025, a decrease of $14.1 million from fiscal year 2024, and recorded interest income of $32.9 million for fiscal year 2024, a decrease of $10.7 million from fiscal year 2023. The decrease in fiscal year 2025 was driven by lower interest rates and the decrease in fiscal year 2024 was driven by decreased investments in marketable securities. See Note 5, *Marketable Securities*, in the Notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Other income (expense), net – We recorded other income of $0.9 million in fiscal years 2025, and other expense of $0.7 million and $2.3 million in fiscal years 2024 and 2023, respectively. Other income (expense) primarily relates to foreign exchange gains and losses resulting from foreign currency denominated transactions and the revaluation of foreign currency denominated assets and liabilities.

Income Tax (Benefit) Expense

We recorded an income tax benefit on continuing operations of $31.6 million in fiscal year 2025 compared to an income tax expense of $5.2 million in fiscal year 2024. The tax benefit for the year was primarily driven by a tax benefit of $45.6 million related to a worthless stock deduction on an investment in one of our foreign subsidiaries. This benefit was offset by deferred tax expense due to the change in assessment on the outside basis difference in a China subsidiary and an increase in the profit before taxes in our foreign entities.

During fiscal year 2025, we repatriated approximately $41.1 million of cash from our China subsidiary and authorized the future repatriation of $21.5 million from this subsidiary. We recorded current tax expense in the amount of $4.3 million related to the cash repatriation during the year and an additional $2.1 million of deferred tax that is included in the ending deferred tax liability related to the outside basis difference.

Discontinued Operations

During the first quarter of fiscal year 2025 we publicly announced our plan to sell the B Medical Systems business. Results related to the B Medical Systems business are included within discontinued operations for the fiscal year ended September 30, 2025, 2024, and 2023. Revenue from the B Medical Systems business was $68.0 million, $83.1 million and $113.1 million for the fiscal year ended September 30, 2025, 2024, and 2023, respectively. Loss from the B Medical Systems business, net of tax, was $79.5 million, $140.5 million and $5.2 million for the fiscal year ended September 30, 2025, 2024, and 2023, respectively. Loss from the B Medical Systems business for the fiscal year ended September 30, 2025 was primarily driven by the estimated loss on assets held for sale. Loss from the B Medical Systems business for the fiscal year ended September 30, 2024 was primarily driven by the impairment of goodwill.

On February 1, 2022, the Company completed the sale of the semiconductor automation business for $2.9 billion in cash. The net loss of $0.7 million from the discontinued semiconductor automation business in fiscal year 2025 was primarily driven by adjustments to the accrued liability for the litigation with Edwards Vacuum LLC which is discussed in Note 3, *Discontinued Operations*, in the Notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Loss from discontinued operations only includes direct operating expenses incurred that (1) are clearly identifiable as costs being disposed of upon completion of the sale and (2) will not be continued by our company on an ongoing basis. Indirect expenses which supported the discontinued operations, and which remained as part of the continuing operations, are not reflected in income from discontinued operations. See Note 3, *Discontinued Operations*, in the Notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10 K.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2025, we had cash, cash equivalents, and restricted cash of $283.5 million, marketable securities of $262.7 million, and stockholders' equity of $1.7 billion. We believe that our current cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least one year from the date of this Annual Report on Form 10-K and for the foreseeable future thereafter. The current global economic environment makes it difficult for us to predict longer-term liquidity requirements with sufficient certainty. We may be unable to obtain any additional financing that may be required on terms favorable to us, if at all. If adequate funds are not available to us on acceptable terms or otherwise, we may be unable to successfully develop or enhance products and services, respond to competitive pressures, or take advantage of acquisition opportunities, any of which could have a material adverse effect on our business, financial condition and operating results.

Cash Flows and Liquidity

The discussion of our cash flows and liquidity that follows is stated on a total company consolidated basis and excludes the impact of discontinued operations.

Our cash and cash equivalents, restricted cash and marketable securities as of September 30, 2025 and 2024 consist of the following (in thousands):

	September 30, 2025	September 30, 2024
Cash and cash equivalents	$ 279,783	$ 280,030
Restricted cash	3,696	10,061
Short-term marketable securities	61,137	151,162
Long-term marketable securities	201,585	49,454
	$ 546,201	$ 490,707

As of September 30, 2025, we had $136.0 million of cash, cash equivalents and restricted cash held outside of the United States which are not currently needed for U.S. operations. We had approximately $20 million of cash in China as of September 30, 2025. We began repatriating the cash to the United States from China during the third quarter of the fiscal year 2025 and have provided for $6.4 million of income taxes related to the repatriation plan as of September 30, 2025. We have repatriated $41.1 million from China during fiscal year 2025 and expect to repatriate an additional $21.5 million from China over the course of the next fiscal year. Our marketable securities are generally readily convertible to cash without a material adverse impact.

Fiscal Year Ended September 30, 2025 compared to Fiscal Year Ended September 30, 2024

Our cash flows for fiscal years 2025 and 2024 were as follows (in thousands):

	Year Ended September 30,	
	2025	2024
Net cash provided by operating activities	$ 72,181	$ 49,743
Net cash (used in) provided by investing activities	(90,461)	224,739
Net cash used in financing activities	(9,591)	(659,207)
Effects of exchange rate changes on cash and cash equivalents	3,566	21,670
Net decrease in cash, cash equivalents and restricted cash	$ (24,305)	$ (363,055)

Operating Activities

Cash flows from operating activities can fluctuate significantly from period to period as earnings, working capital needs and the timing of payments for income taxes, restructuring activities and other charges impact reported cash flows.

Cash inflows from operating activities for fiscal year 2025 were $72.2 million, primarily due to increased revenue and collections and a U.S. federal tax refund of $11.5 million received during fiscal year 2025.

Cash inflows from operating activities for fiscal year 2024 were $49.7 million, primarily due to improved inventory management and decreased selling, general and administrative expenses as a result of our cost savings plans and transformation initiatives.

Investing Activities

Cash flows from investing activities consist primarily of proceeds from divestitures, cash used for acquisitions, capital expenditures and purchase of marketable securities as well as cash proceeds generated from sales and maturities of marketable securities.

Cash outflows from investing activities were $90.5 million for fiscal year 2025 and consisted of $389.5 million of sales and maturities of marketable securities, partially offset by $451.4 million for purchases of marketable securities and $33.9 million of capital expenditures.

Cash inflows from investing activities were $224.7 million for fiscal year 2024 and consisted of $666.2 million of sales and maturities of marketable securities, partially offset by $405.6 million for purchases of marketable securities and $37.4 million of capital expenditures.

Financing Activities

Cash outflows for fiscal year 2025 primarily consisted of $11.4 million of excise tax payments related to our share repurchases settled in fiscal year 2024.

Cash outflows for fiscal year 2024 primarily consisted of $661.7 million of payments for share repurchases.

China Facility

In April 2019, we committed to construct a facility in Suzhou China, to consolidate the Suzhou operations of our genomic services business and provide infrastructure to support future growth. The facility is being constructed in two phases. Construction of phase one of the facility was completed in fiscal year 2023 with a total cost of $43.0 million. As of September 30, 2025, we have incurred $10.1 million in costs for the construction of phase two which we expect to complete in the second quarter of fiscal year 2026 with a total cost of $15.7 million.

Capital Resources

As of September 30, 2025 and September 30, 2024, we have no outstanding debt on our balance sheet.

Dividends

Dividends are declared at the discretion of our Board of Directors and depend on actual cash flow from operations, our financial condition, debt service and capital requirements and any other factors our Board of Directors may consider relevant.

Since the completion of the sale of the semiconductor automation business on February 1, 2022 we have not paid any dividend and do not have plans to pay any dividends at this time.

Contractual Obligations and Requirements

At September 30, 2025, we had non-cancelable commitments of $38.2 million, including purchase orders for inventory of $28.7 million, and other operating expense commitments of $9.5 million.

Off-Balance Sheet Arrangements

As of September 30, 2025, we had no obligation, assets or liabilities which would be considered off-balance sheet arrangements.

Item 7A.   *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to a variety of market risks, including changes in interest rates affecting the return on our cash and cash equivalents, restricted cash and short-term and long-term investments and fluctuations in foreign currency exchange rates.

Interest Rate Exposure

Our cash and cash equivalents and restricted cash consist principally of money market securities which are short-term in nature. At September 30, 2025 and 2024, our aggregate short-term and long-term investments were $262.7 million and $200.6 million, respectively, and consisted mostly of highly rated corporate debt securities, and U.S. government backed securities. At September 30, 2025 and 2024 the net unrealized loss position on marketable securities was $0.1 million and $0.3 million, respectively, which is included in "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheets included under Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K . A hypothetical 100 basis point change in interest rates would result in a $3.8 million annual change in interest income earned in fiscal year 2025.

Currency Rate Exposure

Sales in currencies other than the U.S. dollar were 37% and 30%, respectively, of our total sales for fiscal years ended September 30, 2025 and 2024. These sales were made primarily by our foreign subsidiaries, which have cost structures that substantially align with the currency of sale. We believe the cost structure alignment minimizes our currency risk on these transactions.

We have transactions and balances denominated in currencies other than the functional currency of the transacting entity. Most of these transactions carrying foreign exchange risk are in Germany, the United Kingdom, and China. In the normal course of our business, we have liquid assets denominated in non-functional currencies which include cash, short-term advances between our legal entities and accounts receivable which are subject to foreign currency exposure. Such balances were approximately $49.7 million and $63.9 million, respectively, at September 30, 2025 and 2024, and primarily relate to the Euro, British Pound, and the Chinese yuan. We mitigate the impact of potential currency translation losses on these short-term intercompany advances by the timely settlement of each transaction, generally within 30 days. We also utilize forward contracts to mitigate our exposures to currency movement. We incurred foreign currency losses of $2.0 million and $2.8 million, respectively, in fiscal years 2025 and 2024, which related to the currency fluctuation on these balances between the time the transaction occurred and the ultimate settlement of the transaction. A hypothetical 10% change in foreign exchange rates would result in an approximate change of $0.5 million in our net income during the fiscal year ending September 30, 2025.

Item 8. *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Azenta, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Azenta, Inc. and its subsidiaries (the "Company") as of September 30, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income (loss), of changes in stockholders' equity and of cash flows for each of the three years in the period ended September 30, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of September 30, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the Company not designing and maintaining effective controls related to the review of the cash flow statement, the preparation and review of account reconciliations, and the classification of certain costs in the statement of operations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Interim Goodwill Impairment Assessments - Sample Management Solutions ("SMS") and Multiomics Reporting Units

As described in Note 8 to the consolidated financial statements, the Company's goodwill balance was $702.4 million as of September 30, 2025, of which $505.6 million relates to the SMS reporting unit and $196.8 million relates to the Multiomics reporting unit. During the third quarter of fiscal year 2025, the Company determined that a sustained decline in its stock price was an indicator of potential impairment and performed an interim quantitative goodwill impairment test for its reporting units as of June 30, 2025. No impairment was recorded as a result of the interim assessment. The estimated fair value of each of the reporting units was derived based on the income approach, using the discounted cash flow method, and the market approach, using the guideline company method. The income approach reflected management's assumptions regarding revenue growth rates, forecasted gross profit margins, research and development expenses, selling, general and administrative expenses, capital expenditures, discount rates, terminal period growth rates, economic and market trends, and other expectations about the anticipated operating results of the SMS and Multiomics reporting units.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment assessments of the SMS and Multiomics reporting units is a critical audit matter are(i) the significant judgment by management when developing the fair value estimate of the SMS and Multiomics reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, selling, general and administrative expenses, and discount rate for the SMS reporting unit and revenue growth rates, forecasted gross profit margins, selling, general and administrative expenses, and discount rate for the Multiomics reporting unit; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessments, including controls over the valuation of the SMS and Multiomics reporting units. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the SMS and Multiomics reporting units; (ii) evaluating the appropriateness of the income approach used by management; (iii) testing the completeness and accuracy of the underlying data used in the income approach; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, selling, general and administrative expenses, and discount rate for the SMS reporting unit and revenue growth rates, forecasted gross profit margins, selling, general and administrative expenses, and discount rate for the Multiomics reporting unit. Evaluating management's assumptions related to revenue growth rates and selling, general and administrative expenses for the SMS reporting unit and revenue growth rates, forecasted gross profit margins, and selling, general and administrative expenses for the Multiomics reporting unit involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the SMS and Multiomics reporting units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the income approach and (ii) the reasonableness of the discount rate assumptions.

Income Tax Benefit of a Worthless Stock Deduction

As described in Notes 2 and 16 to the consolidated financial statements, during the year ended September 30, 2025, management recorded a $45.6 million tax benefit for a worthless stock deduction, which was reflected as long term income taxes receivable on the balance sheet, net of an unrecognized tax benefit of $2.5 million. The tax benefit results from the carryback of a capital loss on an investment in a foreign subsidiary. The transaction involved legal restructuring in foreign jurisdictions. Management evaluated the deduction and believes it is more likely than not to be sustained on its technical merits.

The principal considerations for our determination that performing procedures relating to the income tax benefit of a worthless stock deduction is a critical audit matter are (i) the significant judgment by management when determining whether the worthless stock deduction is more likely than not to be sustained on its technical merits; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's assessment of the technical merits of the worthless stock deduction; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recognition and measurement of the income tax benefit related to the worthless stock deduction. These procedures included, among others (i) evaluating the appropriateness of management's assessment of the technical merits of the worthless stock deduction and the application of relevant tax laws in the United States and (ii) testing the completeness and accuracy of the underlying data used in management's assessment. Professionals with specialized skill and knowledge were used to assist in evaluating management's assessment of the technical merits of the worthless stock deduction and the application of relevant tax laws in the United States, as well as in evaluating opinions of third-party tax and legal advisors.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
December 4, 2025

We have served as the Company's auditor since 2016.

AZENTA, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	September 30, 2025	September 30, 2024
Assets		
Current assets		
Cash and cash equivalents	$ 279,783	$ 280,030
Short-term marketable securities	61,137	151,162
Accounts receivable, net of allowance for expected credit losses ($4,649 and $5,349, respectively)	142,181	154,172
Inventories	74,956	71,320
Short-term restricted cash	2,359	2,069
Refundable income taxes	9,728	23,866
Prepaid expenses and other current assets	64,660	51,360
Current assets held for sale	73,535	99,052
Total current assets	708,339	833,031
Property, plant and equipment, net	153,954	155,622
Long-term marketable securities	201,585	49,454
Long-term deferred tax assets	726	837
Operating lease right-of-use assets	54,048	60,406
Goodwill	702,395	691,409
Intangible assets, net	101,814	125,042
Long term income taxes receivable	45,600	—
Other assets	6,115	10,670
Noncurrent assets held for sale	85,006	173,794
Total assets	$ 2,059,582	$ 2,100,265
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 37,722	$ 33,344
Deferred revenue	31,569	30,493
Derivative liability	33,420	1,915
Accrued warranty and retrofit costs	4,713	5,213
Accrued compensation and benefits	35,799	29,216
Accrued customer deposits	26,499	22,324
Accrued income taxes payable	9,416	9,085
Accrued expenses and other current liabilities	30,268	44,449
Current liabilities held for sale	28,268	30,050
Total current liabilities	237,674	206,089
Long-term deferred tax liabilities	18,245	18,184
Long-term operating lease liabilities	51,244	56,677
Other long-term liabilities	11,142	9,272
Noncurrent liabilities held for sale	14,291	42,196
Total liabilities	332,596	332,418
Stockholders' equity		
Preferred stock, $0.01 par value - 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value - 125,000,000 shares authorized, 59,320,848 shares issued and 45,858,979 shares outstanding at September 30, 2025, 59,031,953 shares issued and 45,570,084 shares outstanding at September 30, 2024	594	590
Additional paid-in capital	529,605	505,958
Accumulated other comprehensive loss	(22,213)	(13,464)
Treasury stock, at cost - 13,461,869 shares at September 30, 2025 and September 30, 2024	(200,956)	(200,956)
Retained earnings	1,419,956	1,475,719
Total stockholders' equity	1,726,986	1,767,847
Total liabilities and stockholders' equity	$ 2,059,582	$ 2,100,265

The accompanying notes are an integral part of these consolidated financial statements.

AZENTA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended September 30,					
	2025		**2024**		**2023**	
Revenue						
Products	$	173,189	$	173,717	$	176,100
Services		420,632		399,731		375,386
Total revenue		593,821		573,448		551,486
Cost of revenue						
Products		94,894		105,446		100,775
Services		228,647		213,380		211,501
Total cost of revenue		323,541		318,826		312,276
Gross profit		270,280		254,622		239,210
Operating expenses						
Research and development		30,390		31,524		32,141
Selling, general and administrative		261,563		262,958		263,738
Impairment of goodwill and intangible assets		—		4,658		—
Restructuring charges		5,171		6,766		4,577
Total operating expenses		297,124		305,906		300,456
Operating loss		(26,844)		(51,284)		(61,246)
Other income (expense)						
Interest income, net		18,779		32,891		43,541
Other income (expense), net		922		(732)		(2,300)
Loss from continuing operations before income taxes		(7,143)		(19,125)		(20,005)
Income tax (benefit) expense		(31,601)		5,241		(11,965)
Income (loss) from continuing operations		24,458		(24,366)		(8,040)
Loss from discontinued operations, net of tax		(80,221)		(140,531)		(6,596)
Net loss	$	(55,763)	$	(164,897)	$	(14,636)
Basic net income (loss) per share:						
Income (loss) from continuing operations	$	0.53	$	(0.46)	$	(0.12)
Loss from discontinued operations, net of tax		(1.75)		(2.64)		(0.10)
Net loss per share	$	(1.22)	$	(3.10)	$	(0.22)
Diluted net income (loss) per share:						
Income (loss) from continuing operations	$	0.53	$	(0.46)	$	(0.12)
Loss from discontinued operations, net of tax		(1.75)		(2.64)		(0.10)
Diluted net loss per share	$	(1.22)	$	(3.10)	$	(0.22)
Weighted average shares used in computing net income (loss) per share:						
Basic		45,743		53,175		66,253
Diluted		45,896		53,175		66,253

The accompanying notes are an integral part of these consolidated financial statements.

AZENTA, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

		Year Ended September 30,				
		2025		**2024**		**2023**
Net loss	$	(55,763)	$	(164,897)	$	(14,636)
Other comprehensive income (loss), net of tax:						
Net investment hedge currency translation adjustment, net of tax effects of $0, $3,541, and $(21,228) for the fiscal years 2025, 2024, and 2023 respectively		(30,197)		(10,019)		(61,533)
Foreign currency translation adjustments		21,252		54,278		77,246
Changes in unrealized losses on marketable securities, net of tax effects of $0, $(1,667), and $1,992 for the fiscal years 2025, 2024, and 2023 respectively		476		4,872		5,774
Actuarial gain (loss) on pension plans, net of tax effects of $76, $57, and $(1) for the fiscal years 2025, 2024, and 2023, respectively		(280)		(169)		3
Total other comprehensive income (loss), net of tax		(8,749)		48,962		21,490
Comprehensive income (loss)	$	(64,512)	$	(115,935)	$	6,854

The accompanying notes are an integral part of these consolidated financial statements.

AZENTA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30,					
	2025		2024		2023	
Cash flows from operating activities						
Net loss	$	(55,763)	$	(164,897)	$	(14,636)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:						
Depreciation and amortization		61,209		90,744		85,584
Impairment of goodwill and intangible assets		—		115,975		—
Loss on assets held for sale		93,118		—		—
Property, plant and equipment and other asset write-offs		3,478		4,430		—
Inventory write-downs		—		3,290		—
Other non-cash charges related to restructuring and transformation		—		4,317		—
Stock-based compensation		20,881		14,467		9,376
Contingent consideration adjustment		—		—		(18,549)
Amortization and accretion on marketable securities		(1,578)		(6,032)		(7,870)
Deferred income taxes		(27,038)		(15,886)		(28,740)
Purchase accounting impact on inventory		—		—		9,664
Loss on disposals of property, plant and equipment		711		296		43
Changes in operating assets and liabilities:						
Accounts receivable		21,039		(12,067)		34,456
Inventories		(2,671)		15,896		8,253
Accounts payable		1,037		9,196		(14,710)
Deferred revenue		641		(3,558)		(7,564)
Accrued warranty and retrofit costs		(435)		(684)		4,560
Accrued compensation and tax withholdings		7,427		(2,754)		(19,055)
Long term income taxes receivable		(45,600)		—		—
Other assets and liabilities		(4,275)		(2,990)		(34,978)
Net cash provided by operating activities		72,181		49,743		5,834
Cash flows from investing activities						
Purchases of property, plant and equipment		(33,857)		(37,392)		(39,436)
Purchases of marketable securities and other investments		(451,409)		(405,575)		(236,194)
Sales and maturities of marketable securities		389,452		666,230		1,064,209
Proceeds from other investment		2,130		—		—
Net investment hedge settlement		3,223		1,476		29,313
Acquisitions, net of cash acquired		—		—		(386,508)
Net cash (used in) provided by investing activities		(90,461)		224,739		431,384
Cash flows from financing activities						
Proceeds from issuance of common stock		2,770		3,279		3,621
Payments of finance leases		(985)		(783)		(578)
Withholding tax payments on net share settlements on equity awards		—		—		(4,988)
Share repurchases		—		(661,703)		(838,514)
Excise tax payment for settled share repurchases		(11,376)		—		—
Net cash used in financing activities		(9,591)		(659,207)		(840,459)
Effects of exchange rate changes on cash, cash equivalents and restricted cash		3,566		21,670		45,990
Net decrease in cash, cash equivalents and restricted cash		(24,305)		(363,055)		(357,251)
Cash, cash equivalents and restricted cash, beginning of period		320,990		684,045		1,041,296
Cash, cash equivalents and restricted cash, end of period	$	296,685	$	320,990	$	684,045
Supplemental disclosures:						
Cash paid for income taxes, net	$	6,568	$	2,704	$	43,073
Purchases of property, plant and equipment included in accounts payable and accrued expenses		5,546		2,767		2,725
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets						
Cash and cash equivalents of continuing operations	$	279,783	$	280,030	$	649,481
Cash included in current assets held for sale		13,206		30,899		29,429
Short-term restricted cash included in prepaid expenses and other current assets		2,359		2,069		4,650
Long-term restricted cash included in other assets		1,337		7,992		485
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$	296,685	$	320,990	$	684,045

The accompanying notes are an integral part of these consolidated financial statements.

AZENTA, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock Shares	Common Stock at Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance September 30, 2022	88,482,125	$ 885	$ 1,992,017	$ (83,916)	$ 1,655,356	$ (200,956)	$ 3,363,386
Shares issued under restricted stock and purchase plans, net of shares withheld for employee taxes	267,133	3	(1,371)	—	—	—	(1,368)
Accelerated share repurchase	(10,072,055)	—	—	—	—	(501,637)	(501,637)
Open market repurchases	(7,382,956)	—	—	—	—	(342,400)	(342,400)
Retirement of treasury shares	—	(175)	(843,862)	—	—	844,037	—
Stock-based compensation	—	—	9,376	—	—	—	9,376
Net investment hedge currency translation adjustment, net of tax	—	—	—	(61,533)	—	—	(61,533)
Foreign currency translation adjustments	—	—	—	77,246	—	—	77,246
Changes in unrealized losses on marketable securities, net of tax	—	—	—	5,774	—	—	5,774
Net loss	—	—	—	—	(14,636)	—	(14,636)
Actuarial gain on pension plans, net of tax	—	—	—	3	—	—	3
Other	—	—	—	—	(104)	—	(104)
Balance September 30, 2023	71,294,247	$ 713	$ 1,156,160	$ (62,426)	$ 1,640,616	$ (200,956)	$ 2,534,107
Shares issued under restricted stock and purchase plans, net of shares withheld for employee taxes	255,683	3	3,277	—	—	—	3,280
Open market repurchases	(12,517,977)	(103)	—	—	—	(667,969)	(668,072)
Retirement of treasury shares	—	(23)	(667,946)	—	—	667,969	—
Stock-based compensation	—	—	14,467	—	—	—	14,467
Net investment hedge currency translation adjustment, net of tax	—	—	—	(10,019)	—	—	(10,019)
Foreign currency translation adjustments	—	—	—	54,278	—	—	54,278
Changes in unrealized losses on marketable securities, net of tax	—	—	—	4,872	—	—	4,872
Net loss	—	—	—	—	(164,897)	—	(164,897)
Actuarial loss on pension plans, net of tax	—	—	—	(169)	—	—	(169)
Balance September 30, 2024	59,031,953	$ 590	$ 505,958	$ (13,464)	$ 1,475,719	$ (200,956)	$ 1,767,847
Shares issued under restricted stock and purchase plans, net of shares withheld for employee taxes	288,895	4	2,766	—	—	—	2,770
Stock-based compensation	—	—	20,881	—	—	—	20,881
Net investment hedge currency translation adjustment, net of tax	—	—	—	(30,197)	—	—	(30,197)
Foreign currency translation adjustments	—	—	—	21,252	—	—	21,252
Changes in unrealized losses on marketable securities, net of tax	—	—	—	476	—	—	476
Net loss	—	—	—	—	(55,763)	—	(55,763)
Actuarial loss on pension plans, net of tax	—	—	—	(280)	—	—	(280)
Balance September 30, 2025	59,320,848	$ 594	$ 529,605	$ (22,213)	$ 1,419,956	$ (200,956)	$ 1,726,986

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations

Azenta, Inc. ("Azenta", or the "Company") is a leading global provider of biological and chemical compound sample exploration and management solutions for the life sciences industry. The Company entered the life sciences market in 2011, leveraging its in-house precision automation and cryogenics capabilities that it was then applying in the semiconductor manufacturing market. This led the Company to develop and provide solutions for automated ultra-cold storage. Since then, the Company has expanded its life sciences offerings through internal investments and through a series of acquisitions. The Company supports its customers from research and clinical development to commercialization with its sample management, automated storage, as well as genomic services expertise to help its customers bring impactful therapies to market faster. The Company understands the importance of sample integrity and offers a broad portfolio of products and services supporting customers at every stage of the life cycle of samples, including procurement, automated storage systems, genomic services and a multitude of sample consumables, informatics and data software, and sample repository services. The Company's expertise, global footprint, and leadership positions enable it to be a trusted global partner to pharmaceutical, biotechnology, and life sciences research institutions.

Discontinued Operations

During the first quarter of fiscal year 2025, following approval by the Board of Directors of the Company, the Company publicly announced its plan to sell the B Medical Systems business. The B Medical Systems business operates as a separate business unit within the Company and focuses on the manufacturing and distribution of temperature-controlled storage and transportation solutions in international markets to governments, health institutions, and non-government organizations.

The Company determined that the B Medical Systems business met the "held for sale" criteria and "discontinued operations" criteria in accordance with Financial Accounting Standard Boards ("FASB") Accounting Standards Codification ("ASC") 205, Presentation of Financial Statements ("FASB ASC 205") as of November 12, 2024. Results related to the B Medical Systems business are included within discontinued operations. Please refer to Note 3, *Discontinued Operations* for further information about the discontinued business. The Consolidated Balance Sheet and Consolidated Statements of Operations, as well as the notes to the Consolidated Financial Statements, have been reclassified for all periods presented to reflect the discontinuation of the B Medical Systems business in accordance with FASB ASC 205. The Consolidated Statements of Cash Flows include the results of continuing and discontinued operations. The discussion in the notes to Consolidated Financial Statements, unless otherwise stated, relate solely to the Company's continuing operations.

Also included in discontinued operations is a loss contingency related to the Company's sale of the semiconductor automation business in February 2022. The Company accrued a liability for the loss contingency and had an accrued liability of $2.1 million as of September 30, 2025.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of the Company and all entities where it has a controlling financial interest and have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Revisions to Previously Issued Financial Statements and Financial Information

In connection with the preparation of its fiscal year 2025 financial statements, the Company identified errors in its consolidated financial statements for the years ended September 30, 2024 and 2023, as well as for interim periods within those years and the first three quarters and year-to-date periods within fiscal year 2025. Specifically, the Company's historical classification of certain operating expenses was misclassified between cost of revenue and operating expenses in its Consolidated Statement of Operations. The Company is revising the previously issued financial statements for those periods to correct this error. Additionally, the Company is correcting for other previously identified immaterial misstatements, including (i) an understatement of the loss from discontinued operations for the interim period ended March 31, 2025, (ii) the effects of exchange rate changes on the Company's foreign denominated restricted cash and (iii) certain other immaterial prior period errors. The applicable accompanying notes to the consolidated financial statements have also been revised for the impact of these adjustments. As discussed in Note 3, *Discontinued Operations*, the B Medical business has been treated as discontinued operations starting in fiscal 2025. As a result, these "As reported" figures are the originally reported figures for the years ended September 30, 2024 and 2023 after recasting for the impact of discontinued operations.

The Company assessed the effect of the errors on prior periods under the guidance of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 99, "Materiality," codified in ASC 250, *Accounting Changes and Error Corrections* ("ASC 250"). Based on its assessment, the Company determined that the errors were not material to any previously issued financial statements.

The following table summarizes the impact of the revisions in the Consolidated Statements of Operations for the years ended September 30, 2024 and 2023 (in thousands, except per share data):

	Year ended September 30, 2024			Year ended September 30, 2023		
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenue						
Products	$ 173,717	$ -	$ 173,717	$ 176,100	$ -	$ 176,100
Services	399,481	250	399,731	375,850	(464)	375,386
Total revenue	573,198	250	573,448	551,950	(464)	551,486
Cost of revenue						
Products	105,224	222	105,446	100,775	-	100,775
Services	210,502	2,878	213,380	208,548	2,953	211,501
Total cost of revenue	315,726	3,100	318,826	309,323	2,953	312,276
Gross profit	257,472	(2,850)	254,622	242,627	(3,417)	239,210
Operating expenses						
Research and development	28,821	2,703	31,524	29,910	2,231	32,141
Selling, general and administrative	267,788	(4,830)	262,958	268,922	(5,184)	263,738
Total operating expenses	308,033	(2,127)	305,906	303,409	(2,953)	300,456
Operating loss	(50,561)	(723)	(51,284)	(60,782)	(464)	(61,246)
Loss from continuing operations before income taxes	(18,402)	(723)	(19,125)	(19,541)	(464)	(20,005)
Income tax (benefit) expense	5,237	4	5,241	(11,880)	(85)	(11,965)
Loss from continuing operations	(23,639)	(727)	(24,366)	(7,661)	(379)	(8,040)
Loss from discontinued operations, net of tax	(140,531)	-	(140,531)	(6,596)	-	(6,596)
Net loss	$ (164,170)	$ (727)	$ (164,897)	$ (14,257)	$ (379)	$ (14,636)
Basic net loss per share:						
Loss from continuing operations	$ (0.44)	$ (0.02)	$ (0.46)	$ (0.12)	$ -	$ (0.12)
Loss from discontinued operations, net of tax	(2.64)	-	(2.64)	(0.10)	-	(0.10)
Basic net loss per share	$ (3.08)	$ (0.02)	$ (3.10)	$ (0.22)	$ -	$ (0.22)
Diluted net loss per share:						
Loss from continuing operations	$ (0.44)	$ (0.02)	$ (0.46)	$ (0.12)	$ -	$ (0.12)
Loss from discontinued operations, net of tax	(2.64)	-	(2.64)	(0.10)	-	(0.10)
Diluted net loss per share	$ (3.08)	$ (0.02)	$ (3.10)	$ (0.22)	$ -	$ (0.22)
Weighted average shares used in computing net income (loss) per share:						
Basic	53,175		53,175	66,253		66,253
Diluted	53,175		53,175	66,253		66,253

The following table summarizes the impact of the revisions in the Consolidated Statements of Comprehensive Income (Loss) for the years ended September 30, 2024 and 2023 (in thousands):

	Year ended September 30, 2024			Year ended September 30, 2023		
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Net loss	$ (164,170)	$ (727)	$ (164,897)	$ (14,257)	$ (379)	$ (14,636)
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments	54,278	-	54,278	77,246	-	77,246
Total other comprehensive income, net of tax	48,962	-	48,962	21,490	-	21,490
Comprehensive income (loss)	$ (115,208)	$ (727)	$ (115,935)	$ 7,233	$ (379)	$ 6,854

The following table summarizes the impact of the revisions in the Consolidated Statements of Cash Flows for the years ended September 30, 2024 and 2023 (in thousands):

	Year ended September 30, 2024			Year ended September 30, 2023		
	As Reported (1)	Adjustments	As Revised	As Reported (1)	Adjustments	As Revised
Cash flows from operating activities						
Net loss	$ (164,170)	$ (727)	$ (164,897)	$ (14,257)	$ (379)	$ (14,636)
Adjustments to reconcile net loss to net cash provided by operating activities:						
Deferred income taxes	(16,072)	186	(15,886)	(28,654)	(86)	(28,740)
Changes in operating assets and liabilities:						
Accounts receivable	(11,589)	(478)	(12,067)	33,992	464	34,456
Inventories	16,350	(454)	15,896	8,253	-	8,253
Accrued compensation and tax withholdings	(4,184)	1,430	(2,754)	(19,055)	-	(19,055)
Other assets and liabilities	(2,487)	(503)	(2,990)	(33,655)	(1,323)	(34,978)
Net cash provided by operating activities	$ 50,289	$ (546)	$ 49,743	$ 7,158	$ (1,324)	$ 5,834
Effects of exchange rate changes on cash, cash equivalents and restricted cash	$ 21,124	$ 546	$ 21,670	$ 44,666	$ 1,324	$ 45,990

(1) Revised amounts disclosed in the Company's Annual Report on Form 10-K for the year ended September 30, 2024.

The following table summarizes the impact of the revisions in the Consolidated Balance Sheet as of September 30, 2024 (in thousands). In addition to the impact of the revision, previously reported amounts have been reclassified to conform to the fiscal 2025 period presentation for certain balance sheet reclassification adjustments as discussed in more detail below. All reclassifications were made to provide comparability between periods and none of the reclassifications had an impact on stockholders' equity or net income.

Certain amounts, previously included in the "Prepaid expenses and other current assets" as of September 30, 2024 in the Consolidated Balance Sheets, have been reclassified to the "Refundable Income Taxes" for the fiscal 2025 period. The "Accrued VAT payable" as of September 30, 2024 in the Consolidated Balance Sheets, has been included in the "Accrued expenses and other current liabilities" for the fiscal 2025 period. The derivative liability was included in "Accrued expenses and other current liabilities" as of September 30, 2024 in the Consolidated Balance Sheets and has been conformed for the fiscal 2025 period. Certain amounts, previously included in the "Long-term tax reserves" as of September 30, 2024 in the Consolidated Balance Sheets, have been reclassified to the "Other long-term liabilities" for the fiscal 2025 period. All reclassifications were made to provide comparability between periods and none of the reclassifications had an impact on stockholders' equity or net income. There were no other reclassifications for the periods reported.

	As of September 30, 2024			
	As Reported	Reclassification	Revision Adjustments	As Revised
Assets				
Current assets				
Accounts receivable, net of allowance for expected credit losses	$ 156,273	$ -	$ (2,101)	$ 154,172
Inventories	78,923	-	(7,603)	71,320
Refundable income taxes	-	23,866	-	23,866
Prepaid expenses and other current assets	75,456	(23,866)	(230)	51,360
Current assets held for sale	88,894	-	10,158	99,052
Total current assets	832,807	-	224	833,031
Total assets	2,100,041	-	224	2,100,265
Liabilities and stockholders' equity				
Current liabilities				
Derivative liability	-	1,915	-	1,915
Accrued VAT payable	106	(106)	-	-
Accrued compensation and benefits	27,785	-	1,431	29,216
Accrued income taxes payable	9,266	-	(181)	9,085
Accrued expenses and other current liabilities	46,258	(1,809)	-	44,449
Total current liabilities	204,839	-	1,250	206,089
Long-term tax reserves	398	(398)	-	-
Long-term deferred tax liabilities	18,084	-	100	18,184
Other long-term liabilities	8,874	398	-	9,272

Total liabilities		331,074		-		1,344	332,418
Stockholders' equity							
Retained earnings		1,476,839		-		(1,120)	1,475,719
Total stockholders' equity		1,768,967		-		(1,120)	1,767,847
Total liabilities and stockholders' equity	$	2,100,041	$	-	$	224	$ 2,100,265

The impact of the revisions on the Consolidated Statements of Stockholders' Equity was solely within net (loss) income for errors impacting accumulated deficit as shown above.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect amounts reported in the financial statements and notes thereto. Although these estimates are based on the Company's knowledge of current events and actions it may undertake in the future, actual results may differ from these estimates. Estimates are associated with recording accounts receivable, inventories, goodwill, intangible assets other than goodwill, contingent consideration liabilities related to business combinations, long-lived assets, derivative financial instruments, deferred income taxes, warranty obligations, revenue over time, stock-based compensation expense, and other accounts. The Company assesses the estimates on an ongoing basis and records changes in estimates in the period they occur and become known.

Business Combinations

The Company accounts for business acquisitions using the purchase method of accounting, in accordance with which, assets acquired (including identifiable intangible assets), and liabilities assumed are recorded at their respective fair values at the acquisition date. The fair value of the consideration paid, including contingent consideration, is assigned to the assets acquired and liabilities assumed based on their respective fair values. Goodwill represents the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed.

Significant judgment is used in determining fair values of assets acquired and liabilities assumed and contingent consideration, as well as identified intangible assets and their estimated useful lives. Fair value and useful life determinations may be based on valuations that utilize among other factors, estimates of revenue growth rates, operating expenses, integration costs, obsolescence factors, future expected cash flows and discount rates attributable to completed technology and other acquired intangible assets. When estimating the assumptions to be used in the valuation, the Company includes a consideration of current industry information, market and economic trends, historical results of the acquired business, and other relevant factors. These assumptions are forward-looking and could be affected by future economic and market conditions. Adjustments to fair values of assets and liabilities made after the end of the measurement period are recorded within our operating results.

Changes in the fair value of contingent consideration resulting from a change in the underlying inputs are recognized in results of operations until the arrangement is settled.

Discontinued Operations

The Company classifies assets and liabilities as held for sale ("disposal group") when management commits to a plan to sell the disposal group, the sale is probable within one year and the disposal group is available for immediate sale in its present condition. The Company considers various factors, particularly whether actions required to complete the plan indicate it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Assets held for sale are measured at the lower of carrying value or fair value less costs to sell. Any loss resulting from the measurement is recognized in the period the held for sale criteria are met. Conversely, gains are not recognized until the date of the sale. When the disposal group is classified as held for sale, depreciation and amortization for most long-lived assets ceases and the Company tests the assets for impairment.

Foreign Currency Translation and Transaction Accounting

All assets and liabilities of the Company's subsidiaries operating in non-U.S. dollar currencies are translated into the reporting currency at period-end exchange rates, while revenue, expenses, gains and losses are translated at the average exchange rates during the period. Resulting translation adjustments are reflected in the "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheets and presented as "Foreign currency translation adjustments" in the Consolidated Statements of Comprehensive Income (Loss).

The determination of the functional currency of the Company's subsidiaries is based on their financial and operational environment and is the local currency of the Company's foreign subsidiaries. Certain transactions of the Company and its subsidiaries are denominated in currencies other than their functional currency. Foreign currency exchange gains (losses) generated from the settlement and remeasurement of these transactions are recognized in earnings and presented within "Other income (expense)" in the Consolidated Statements of Operations. Net foreign currency transaction and remeasurement losses totaled $2.0 million, $2.8 million and $4.2 million for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Derivative Financial Instruments

The Company has transactions and balances denominated in currencies other than the functional currency of the transacting entity. Most of these transactions carry foreign exchange risk in Germany, the United Kingdom and China. The Company enters into foreign exchange contracts to reduce its exposure to currency fluctuations. The arrangements typically mature in three months or less and they do not qualify for hedge accounting. Net gains and losses related to foreign exchange contracts are recorded as a component of "Other income (expense)" in the Consolidated Statements of Operations.

The fair values of the forward contracts are recorded in the Consolidated Balance Sheets as "Derivative asset" and "Derivative liability". Foreign exchange contract assets and liabilities are measured and reported at fair value based on observable market inputs and classified within Level 2 of the fair value hierarchy described below due to a lack of an active market for these contracts.

All derivatives, whether designated as a hedging relationship or not, are recorded in the Consolidated Balance Sheets at fair value. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation based on the exposure being hedged. Certain derivatives held by the Company are not designated as hedges but are used in managing exposure to changes in foreign exchange rates.

A fair value hedge is a derivative instrument designated for the purpose of hedging the exposure to changes in fair value of an asset or a liability resulting from a particular risk. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are both recognized in the results of operations and presented in the same caption in the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss).

A cash flow hedge is a derivative instrument designated for the purpose of hedging the exposure to variability in future cash flows resulting from a particular risk. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheets and recognized in the results of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in the results of operations.

A hedge of a net investment in a foreign operation is achieved through a derivative instrument designated for the purpose of hedging the exposure of changes in value of investments in foreign subsidiaries. If the derivative is designated as a hedge of a net investment in a foreign operation, the effective portions of changes in the fair value of the derivative are recorded in "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheets as a part of the foreign currency translation adjustment. Ineffective portions of net investment hedges are recognized in the results of operations.

For derivative instruments not designated as hedging instruments, changes in fair value are recognized in the Consolidated Statements of Operations as gains or losses consistent with the classification of the underlying risk.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits and cash equivalents, marketable securities, derivative instruments, and accounts receivable. All of the Company's cash and cash equivalents, restricted cash, marketable securities and derivative instruments are maintained by major financial institutions.

The Company invests cash not used in operations in investment grade, high credit quality securities in accordance with the Company's investment policy which provides guidelines and limits regarding investments type, concentration, credit quality and maturity terms aimed at maintaining liquidity and reducing risk of capital loss.

The Company regularly monitors the creditworthiness of its customers and believes that it has adequately provided for exposure to potential credit losses. The Company's ten largest customers accounted for approximately 25%, 20% and 20% of its consolidated revenue for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. There were no customers that accounted for more than 10% of the Company's consolidated revenue for fiscal years 2025, 2024, and 2023.

Marketable Securities

The Company invests in marketable securities that are classified as available-for-sale and records them at fair value in the Consolidated Balance Sheets. Marketable securities reported as current assets represent investments that mature within one year from the balance sheet date. Long-term marketable securities represent investments with maturity dates greater than one year from the balance sheet date.

Unrealized gains and losses are excluded from earnings and reported as a separate component of "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheets until the security is sold or matures. Gains or losses realized from sales of marketable securities are computed based on the specific identification method and recognized as a component of "Other income (expense)" in the Consolidated Statements of Operations.

The Company reviews the marketable securities for impairment at each reporting date to determine if any of the securities have experienced an other-than-temporary decline in fair value. The Company considers factors, such as the length of time and extent to which the market value has been less than the cost, the financial condition and near-term prospects of the issuer, the Company's intent to sell, or whether it is more likely than not it will be required to sell the investment before recovery of its amortized cost basis. If the Company believes that an other-than-temporary decline in fair value has occurred, it writes down the investment to its fair value and recognizes the credit loss in earnings and the non-credit loss in "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheets.

Fair Value Measurement

The Company measures certain financial assets and liabilities, including cash equivalents, available-for-sale securities, accounts receivable, accounts payable, contingent consideration liability, and derivative instruments at fair value. The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following levels of inputs may be used to measure fair value:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible as of the reporting date. Active markets are those in which transactions for the asset and liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. The fair value hierarchy gives the highest priority to Level 1 inputs.

- Level 2: Observable inputs other than prices included in Level 1, including quoted prices for similar assets or liabilities in active markets and quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Unobservable inputs that are significant to the fair value of the assets or liabilities and reflect an entity's own assumptions in pricing assets or liabilities since they are supported by little or no market activity.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs, as well as considering counterparty credit risk in its assessment of fair value.

The Company measures certain assets, including the cost and equity method investments, at fair value on a nonrecurring basis when they are deemed to be other-than-temporarily impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparable prices, and discounted cash flow projections. An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Cash and Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash. Cash equivalents are reported at fair value.

The Company classifies long-term restricted cash balances within "Other assets" on the Consolidated Balance Sheets based upon the term of the remaining restrictions. Amounts included in restricted cash balance represent cash on hand required to be set aside by a contractual agreement with our customers and funds held as collateral for bank guarantees.

Accounts Receivable and Allowance for Expected Credit Losses

Trade accounts receivable do not bear interest and are recorded at the invoiced amount. The Company maintains an allowance for expected credit losses representing its best estimate of expected credit losses related to its existing accounts receivable and their net realizable value. The Company determines the allowance based on several factors, including an evaluation of customer credit worthiness, the age of the outstanding receivables, economic trends, historical experience and other information over the payment periods. The Company reviews and adjusts the allowance for expected credit losses on a quarterly basis. Accounts receivable balances are written off against the allowance for expected credit losses when the Company determines that the balances are not recoverable. Provisions for expected credit losses are recorded in "Selling, general and administrative" expenses in the Consolidated Statements of Operations. The Company does not have any off-balance-sheet credit exposure related to its customers.

Inventories

Inventories are stated at the lower of cost or net realizable value determined on a first-in, first-out basis and include the cost of materials, labor and manufacturing overhead. The Company reports inventories at their net realizable value and provides reserves for excess, obsolete or damaged inventory based on changes in customer demand, technology and other economic factors.

Fixed Assets, Intangible Assets and Impairment of Long-lived Assets

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation expense is computed based on the straight-line method and charged to results of operations to allocate the cost of the assets over their estimated useful lives, as follows:

Buildings	10 - 40 years
Computer equipment and software	3 - 5 years
Machinery and equipment	2 - 7 years
Furniture and fixtures	5 years
Vehicles	3 - 7 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining terms of the respective leases. Equipment used for demonstrations to customers is included in machinery and equipment and depreciated over its estimated useful life. Repair and maintenance costs are expensed as incurred.

The Company has developed software for internal use. Internal and external labor costs incurred during the application development stage of a project are capitalized. Costs incurred prior to application development and post implementation are expensed as incurred. Training and data conversion costs are expensed as incurred.

Long lived assets and their associated accumulated depreciation are derecognized upon their retirement or at the time of disposal, and the resulting gain or loss is included in the Company's results of operations.

The Company identified finite-lived intangible assets other than goodwill as a result of acquisitions. Finite-lived intangible assets are valued based on estimated future cash flows and amortized over their estimated useful lives based on methods that approximate the pattern in which the economic benefits are expected to be realized.

Finite-lived intangibles assets and fixed assets are tested for impairment when indicators of impairment are present. For purposes of this test, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If the Company determines that indicators of potential impairment are present, it assesses the recoverability of long-lived asset group by comparing its undiscounted future cash flows to its carrying value, and an impairment loss is recognized in operating results to the extent any finite-lived intangible asset's carrying value exceeds its calculated fair value. The future cash flow period is based on the future service life of the primary asset within the long-lived asset group.

Finite-lived intangible assets are amortized over their useful lives, as follows:

Trademarks	13 years
Patents	8 years
Completed technology	7 - 15 years
Customer relationships	10 - 15 years

Leases

The Company has operating leases for real estate and non-real estate and finance leases for non-real estate. The classification of a lease as operating or finance and the determination of the right-of-use asset ("ROU asset") and lease liability are determined at lease inception. The ROU asset represents the Company's right to use an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, an incremental borrowing rate is used based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Lease expense is recognized on a straight-line basis over the lease term.

The Company's lease agreements may contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. Fixed payments for non-lease components are combined with lease payments and accounted for as a single lease component which increases the amount of the ROU asset and liability.

The ROU asset for operating leases is included within "Operating lease right-of-use assets" and the ROU asset for finance leases is included within "Property, plant and equipment, net" in the Consolidated Balance Sheets. The short-term lease liabilities for both operating leases and finance leases are included within "Accrued expenses and other current liabilities" in the Consolidated Balance Sheets. The long-term lease liabilities for operating leases and finance leases are included within "Long-term operating lease liabilities", and "Other long-term liabilities", respectively, in the Consolidated Balance Sheets.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net tangible and identifiable intangible assets of businesses acquired by the Company. Goodwill is tested for impairment annually or more often if impairment indicators are present at the reporting unit level. The Company elected April 1st as its annual goodwill impairment assessment date. If the existence of events or circumstances indicates that it is more likely than not that fair values of the reporting units are below their carrying values, the Company performs additional impairment tests during interim periods to evaluate goodwill for impairment.

Application of the goodwill impairment test requires significant judgment based on market and operational conditions at the time of the evaluation, including management's best estimate of future business activity and the related estimates of future cash flows from the reporting units that include the associated goodwill. These periodic evaluations could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market values. Future business conditions and/or activity could differ materially from the projections made by management which could result in impairment charges.

The goodwill impairment test is performed at the reporting unit level. A reporting unit is either an operating segment or one level below it, which is referred to as a "component". The level at which the impairment test is performed requires an assessment of whether the operations below an operating segment constitute a self-sustaining business, in which case testing is generally performed at this level.

The Company first assesses qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company determines, based on this assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying value, management performs a quantitative goodwill impairment test by comparing the reporting unit's fair value with its carrying value. An impairment loss is recognized for the amount by which the reporting unit's carrying value exceeds its fair value, up to the total amount of goodwill allocated to the reporting unit.

The Company determines fair values of its reporting units based on the income approach or a blend of the income and market approaches with weighting. The discounted cash flow method (the "DCF Method") is used in the income approach which is based on projected future cash flows and terminal value estimates discounted to their present values. Terminal value represents the present value an investor would pay on the valuation date for the rights to the cash flows of the business for the years subsequent to the discrete cash flow projection period. The guideline company method is used in the market approach and publicly traded companies in similar lines of business are identified and used in an analysis to estimate the fair value. In addition, the Company compares the aggregate values of its net corporate assets and reporting unit fair values to its overall market capitalization and uses certain market-based valuation techniques to assess the reasonableness of the reporting unit fair values determined in accordance with the income approach or a blend of the income and market approaches with weighting.

Warranty Obligations

The Company establishes reserves for estimated costs of product warranties based on historical information. Product warranty reserves are recorded at the time product revenue is recognized, and retrofit accruals are recorded at the time retrofit programs are established. The Company's warranty obligation is affected by product failure rates, utilization levels, material usage, service delivery costs incurred in correcting a product failure and supplier warranties on parts delivered by the Company.

Revenue Recognition

The Company generates revenue from the following sources:

- Products, including sales of automated cold sample management systems, consumables, instruments, spare parts, and software.

- Services, including repairs, upgrades, diagnostic support, installation, as well as biological sample services such as DNA sequencing, gene synthesis, molecular biology, bioinformatics, biological sample storage, sample acquisition, and other support services.

The Company recognizes revenue for the transfer of such promised products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products or services. Under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), revenue is recognized when, or as, the transfer of control of the underlying performance obligation occurs. To determine the amount of consideration the Company expects to be entitled to and whether transfer of control has occurred, the Company applies the following five-step model:

- *Identify the contract with a customer.* Contracts are accounted for when approval and commitment has been received from both parties, the rights of each party are identified, payment terms are identified, the contract has commercial substance and collectability of the consideration to which the Company is entitled is probable. Contracts are generally evidenced through receipt of an approved purchase order or execution of a binding arrangement and can be both short and long-term. Long-term contracts within the segments relate to the sale of products with attached service-type warranty contracts that generally have a stated contract term that is greater than one year. Contracts may contain acceptance provisions where the Company is required to obtain technical acceptance from the customer upon completion of installation services and evidence of the system's functional performance within the customer's operating environment. The Company has concluded that acceptance criteria within its contracts can be objectively evaluated and will not impact the Company's transfer of control assessment under ASC 606.

- *Identify the performance obligations in the contract.* Performance obligations include the sale of products and services. Certain customer arrangements related to the sale of automated cold sample management systems generally include more than one performance obligation and may include a combination of goods and/or services, such as products with installation services or service-type warranty obligations. These contracts include multiple promises and as a result, the Company is required to evaluate each promise and determine whether the promise qualifies as a performance obligation within the contract. Contracts may contain the option to acquire additional products or services at defined prices. The Company reviews the pricing of these options to determine whether the option would exist independently of the current contract. If the pricing of contract options provides a material right to the customer that it would not receive without entering into the current contract, the Company accounts for the option as a separate performance obligation.

- *Determine the transaction price.* The transaction price of the Company's contracts with its customer is generally fixed, based on the amounts to be contractually billed to the customer. Although uncommon, certain contracts may contain variable consideration in the form of customer allowances and rebates that consist primarily of retrospective volume-based discounts and other incentive programs. Variable consideration is estimated at contract inception and included in the transaction price if it is probable that a subsequent change in the estimate would not result in a significant revenue reversal. The period between transfer of control of the performance obligations within a customer contract and timing of payment is generally within one year. As a result, the Company's contracts typically do not include significant financing components.

- *Allocate the transaction price to the performance obligations in the contract.* For customer contracts that contain more than one performance obligation, the Company allocates the total transaction consideration to each performance obligation based on the relative stand-alone selling price of each performance obligation within the contract. The Company relies on either observable standalone sales or an expected cost-plus margin approach to determine the standalone selling price of offerings, depending on the nature of the performance obligation. Performance obligations whose standalone selling price is estimated using an expected cost-plus margin approach relate to the sale of customized automated cold sample management systems, services, and service-type warranties.

- *Recognize revenue when or as the Company satisfies a performance obligation*. The Company satisfies its performance obligations by transferring a product or service either at a point in time or over time, when the transfer of control of the underlying performance obligation has occurred. Control is evidenced by the customer's ability to direct the use of and obtain substantially all the remaining benefits from the performance obligation. Revenue from third-party sales for which the Company does not meet the criteria for gross revenue recognition is recognized on a net basis. All other revenue is recognized on a gross basis. The Company excludes from the transaction price all sales taxes assessed by governmental authorities and as a result, revenue is presented net of tax.

As a result of applying this five-step model under ASC 606, the Company recognizes revenues from its sale of products and services as follows:

- *Products:* Revenue from the sale of standard products is recognized upon their transfer of control to the customer, which is considered complete at either the time of shipment or arrival at destination, based on the agreed upon terms within the contract. The Company's payment terms for the sale of standard products are typically 30 to 60 days.

  Revenue from the sales of certain products that involve significant customization, which include primarily automated cold sample management systems is recognized over time as the asset created by the Company's performance does not have alternative use to the Company and an enforceable right to payment for performance completed to date is present. The Company recognizes revenue as work progresses based on a percentage of actual labor hours incurred on the project to-date and total estimated labor hours expected to be incurred on the project. The selection of the method to measure progress towards completion requires judgment. The Company has concluded that using the percentage of labor hours incurred to estimated labor hours needed to complete the project most appropriately depicts the Company's efforts towards satisfaction of the performance obligation. The Company develops profit estimates for long-term contracts based on total revenue expected to be generated from the project and total costs anticipated to be incurred in the project. These estimates are based on a number of factors, including the degree of required product customization and the work required to be able to install the product in the customer's existing environment, as well as the Company's historical experience, project plans and an assessment of the risks and uncertainties inherent in the contract related to implementation delays or performance issues that may or may not be within the Company's control. The Company estimates a loss on a contract by comparing total estimated contract revenue to the total estimated contract costs and recognizes a loss during the period in which it becomes probable and can be reasonably estimated. The Company reviews profit estimates for long-term contracts during each reporting period and revises the estimate based on changes in circumstances. Revenue for certain arrangements that involve significant product customization but do not provide the Company with an enforceable right to payment for performance completed to date are recognized at a point in time, upon completion or substantial completion of the project, provided transfer of control has occurred. The project is considered substantially complete when the Company receives acceptance from the customer and remaining tasks are perfunctory or inconsequential and in control of the Company. Generally, the terms of long-term contracts provide for progress billings based on completion of milestones or other defined phases of work. In certain instances, payments collected from customers in advance of recognizing the related revenue are recorded and presented as contract liabilities within "Deferred revenue" in the Consolidated Balance Sheets. Additionally, due to certain billing constraints within contracts, the customer may retain a portion of the contract price until completion of the contract. In these contracts, an unbilled receivable is recorded when revenue recognized may exceed billings, which the Company presents as a contract asset on the balance sheet, which is included within the "Prepaid expenses and other current assets" in the Consolidated Balance Sheets.

- *Services:* Service revenue is generally recognized ratably over time or on an output method, as the customer simultaneously receives and consumes the benefit of these services as they are performed. Payments related to service-type warranties may be made up front or proportionally over the contract term. Revenue for sample management and storage are recognized over the period the services are rendered or samples are stored. Revenue from genomic services is recognized over time and is based upon the fact that transfer of control takes place over time as determined using the input method of costs incurred. Payment due or received from the customers prior to rendering the associated services are recorded as a contract liability.

Government Assistance

The Company receives government assistance from various domestic and foreign, local, regional and national governments which vary in size and duration in the form of cash grants or refundable tax credits. The government assistance typically specifies conditions that must be met in order for it to be earned, such as employee retention targets, completion of employee training, or the construction or acquisition of property and equipment and are often time bound. If conditions are not satisfied or if the duration period for the arrangement is not met, the government assistance is often subject to reduction, repayment, or termination.

The Company's policy is to recognize a benefit in the Consolidated Statements of Operations in "Other, net" over the life of the asset or duration of the program when the Company has reasonable assurance that it will comply with the conditions under the government assistance and the government assistance will be received, refundable tax credits may also result in a reduction in "Accrued income taxes payable" in the Consolidated Balance Sheets. If government assistance is received or is probable of receipt and the amount is determinable by the Company in advance of completion of the conditions, the government assistance is recognized in "Accrued expenses and other current liabilities" or "Other long-term liabilities" in the Consolidated Balance Sheets, as appropriate.

In fiscal year 2025, approximately $0.7 million of government assistance was recognized in "Other, net" in the Consolidated Statement of Operations. The Company also received advance cash government assistance of $1.9 million, which was recognized within "Other long-term liabilities" in the Consolidated Balance Sheet. In fiscal year 2024, approximately $2.1 million of government assistance was recognized in "Other, net" in the Consolidated Statement of Operations. The Company also received advance cash government assistance in fiscal year 2024 of $1.4 million is recognized within "Other long-term liabilities" in the Consolidated Balance Sheets.

Research and Development Expense

Research and development costs are expensed as incurred. Research and development costs consist primarily of personnel expenses related to development of new products, as well as enhancements and engineering changes to existing products and development of hardware and software components.

Restructuring Charges

Accounting for the timing and amount of termination benefits provided by the Company to employees is determined based on whether: (a) the Company has a substantive plan to provide such benefits, (b) the Company has a written employment contract with the affected employees that includes a provision for such benefits, (c) the termination benefits are due to the occurrence of an event specified in an existing plan or agreement, or (d) the termination benefits are a one-time benefit. In certain circumstances, employee termination benefits may meet more than one of the characteristics listed above and therefore, may have individual elements that are subject to different accounting models.

From time to time when executing a restructuring or exit plan, the Company also incurs costs other than termination benefits, such as impairments of long-lived assts that are no longer used in operations (including ROU assets, facility-related property and equipment) and termination costs or penalties to cancel a contractual obligation. Such costs are recognized when incurred, which generally occurs at the contract termination or over the period from when a plan to abandon a leased facility is approved through the cease-use date but charges may continue over the remainder of the original contractual period.

Stock-Based Compensation

The fair value of restricted stock units is determined based on the number of shares granted and the closing price of the Company's common stock quoted on the Nasdaq Stock Market on the date of grant. For awards that vest based on service conditions, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period. For awards that vest subject to performance conditions, the Company recognizes stock-based compensation expense ratably over the performance period if it is probable that performance condition will be met and adjusts for the percentage of shares probable of achieving the performance goals. Each quarter, management assesses the probability of achieving the performance goals. The Company makes estimates of stock award forfeitures and the number of awards expected to vest. The Company considers many factors in developing forfeiture estimates, including award types, employee classes and historical experience. Current estimates may differ from actual results and future changes in estimates.

In November 2024, the Company issued restricted stock unit awards with vesting based on market conditions, which will vest based on achievement of the Company's relative total shareholder return against the defined peer group over a three-year period. The fair values for those grants that include vesting based on market conditions are estimated using the Monte Carlo simulation model. The key assumptions used in the Monte Carlo simulation included (i) the expected volatility based on the three-year daily historical volatility as measured on the grant date, (ii) risk-free interest rate based on U.S. Treasury constant maturities yields as of the grant date, (iii) correlation assumption based on daily share price changes over three years between the Company and the peer companies measured on the grant date, and (iv) no expected dividend yield. The compensation cost is recognized ratably over the requisite service period for those grants, which will not be reversed solely because the market condition is not satisfied.

Income Taxes

The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, as well as operating loss and tax credit carryforwards. The Consolidated Financial Statements contain certain deferred tax assets that were recorded as a result of operating losses, as well as other temporary differences between financial and tax accounting. A valuation allowance is established against deferred tax assets if, based upon the evaluation of positive and negative evidence and the extent to which that evidence is objectively verifiable, it is more likely than not that some or all of the deferred tax assets will not be realized.

Significant management judgment is required in determining the Company's income tax (benefit) expense, the Company's deferred tax assets and liabilities and any valuation allowance recorded against those net deferred tax assets. The Company evaluates the weight of all available evidence to determine whether it is more likely than not that some portion or all of the net deferred income tax assets will not be realized.

The calculation of the Company's income tax liabilities involves consideration of uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon an audit conducted by taxing authorities, including resolution of related appeals or litigation processes, if any. If the Company determines that a tax position will more likely than not be sustained, the second step requires the Company to estimate and measure the tax benefit as the largest amount that is more likely than not to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the Company must determine the probability of various possible outcomes. The Company re-evaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors, such as changes in facts or circumstances, tax law, new audit activity and effectively settled issues. Determining whether an uncertain tax position is effectively settled requires judgment. A change in recognition or measurement may result in the recognition of a tax benefit or an additional charge to the tax expense.

The Company may enter into complex, significant transactions involving mergers, acquisitions and legal entity restructurings that cross multiple tax jurisdictions. Such transactions may require the engagement of outside advisors to provide expertise in developing tax positions and opinions on transactions. These advisors can include tax, legal, accounting and valuation specialists. All inputs are considered as the Company evaluates the ability to claim tax benefits with regard to such transactions in establishing the proper more likely than not position noted previously. Even when the Company concludes to meet the more likely than not standard, risk may still exist that the taxing authorities may challenge the position, and these risks are greater with greater complexity of the transaction.

During fiscal year 2025, the Company recorded a $45.6 million benefit for a worthless stock deduction in the United States, which was reflected as a long-term tax receivable on the balance sheet, net of an unrecognized tax benefit of $2.5 million. This transaction involved legal restructuring in foreign jurisdictions and the use of outside specialists. The Company, with the assistance of specialists, evaluated the deduction and believes it is more likely than not to be sustained on its technical merits and has recognized the benefit accordingly in its financial statements. The tax benefit will result from the carryback of a capital loss, which will be subject to Joint Committee on taxation review due to the amount of the refund claim. The outcome of such review could result in a change to the tax benefit that was previously recorded in the financial statements.

Net Income (Loss) per Share

Basic income or loss per share is determined by dividing net income or loss by the weighted average common shares outstanding during the period. Diluted income or loss per share is determined by dividing net income or loss by diluted weighted average shares outstanding during the period. Diluted weighted average shares reflect the dilutive effect, if any, of potential common shares. To the extent their effect is dilutive, employee equity awards and other commitments to be settled in common stock are included in the calculation of diluted income or loss per share based on the treasury stock method. Potential common shares are excluded from the calculation of dilutive weighted average shares outstanding if their effect would be anti-dilutive at the balance sheet date based on a treasury stock method or due to a net loss.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures*. The standard expands reportable segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. The Company adopted the new guidance beginning for fiscal year 2025. Adoption of the new standard did not have a material impact on the Company's consolidated results of operations, financial position or cash flows. The incremental disclosure required under the standard appear in Note 18, *Segment and Geographic Information*.

In 2021, the Organization of Economic Cooperation and Development ("OECD") introduced its Pillar II Framework Model Rules ("Pillar 2"), which are designed to impose a 15% global minimum tax on the earnings of in-scope multinational corporations on a country-by-country basis. Certain aspects of Pillar 2 took effect on January 1, 2024 while other aspects went into effect on January 1, 2025. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements as the Company does not expect to meet the consolidated revenue threshold of €750 million over the next twelve months.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company will adopt this standard in fiscal year 2026, which will result in an increase in disclosures required.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses.* The ASU requires companies to disaggregate operating expenses into specific categories such as employee compensation, depreciation, and intangible asset amortization, by relevant expense caption on the statement of operations. Additionally, in January 2025, the FASB issued ASU 2025-01, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures*, to clarify the effective date of ASU 2024-03. ASU 2025-01 is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.* The ASU simplifies the capitalization guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. This update is effective for annual periods beginning after December 15, 2027. The ASU may be applied prospectively, retrospectively or using a modified transition approach. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

3.   Discontinued Operations

Disposition of B Medical Systems Business

During the first quarter of fiscal year 2025, following approval by the Board of Directors of the Company, the Company publicly announced its plan to sell the B Medical Systems business. The B Medical Systems business operates as a separate business unit within the Company and focuses on the manufacturing and distribution of temperature-controlled storage and transportation solutions in international markets to governments, health institutions, and non-government organizations. This action is intended to simplify the Company's portfolio and allow management to focus on driving revenue growth and profitability in its core businesses. The decision followed work by the Board of Directors to evaluate strategic, operational and financial opportunities to maximize stockholder value. The Company anticipates entering into a definitive agreement to sell its B Medical Systems business by the end of December 2025.

The Company determined that the B Medical Systems business met the "held for sale" criteria and "discontinued operations" criteria in accordance with FASB ASC 205 as of November 12, 2024. Results related to the B Medical Systems business are included within discontinued operations. The Consolidated Balance Sheet and Consolidated Statements of Operations, and the notes to the Consolidated Financial Statements, were retroactively reclassified for all periods presented to reflect the discontinuation of the B Medical Systems business in accordance with FASB ASC 205.

The Company measured the B Medical Systems business at the lower of carrying value or fair value less cost to sell at each reporting period. During the fiscal year ended September 30, 2025, the Company recorded $93.1 million of estimated loss on assets held for sale based on the estimated fair value of the B Medical Systems business less costs to sell the business. The fair value is based on the observable inputs received during the continued progression of the sales process. The estimated loss on assets held for sale is included in "Loss from discontinued operations, net of tax" on the Consolidated Statements of Operations for the fiscal year ended September 30, 2025 and is included as a valuation allowance or contra-asset account within "Noncurrent assets held for sale" on the Consolidated Balance Sheets as of September 30, 2025.

The following table presents the financial results of the B Medical Systems business, included within discontinued operations (in thousands):

| | Year Ended September 30, | | |
	2025	2024	2023
Revenue			
Products	$ 58,569	$ 69,690	$ 101,091
Services	9,399	13,435	12,032
Total revenue	67,968	83,125	113,123
Cost of revenue			
Products	41,073	64,871	85,315
Services	8,906	12,360	7,294
Total cost of revenue	49,979	77,231	92,609
Gross profit	17,989	5,894	20,514
Operating expenses			
Research and development	5,785	4,704	4,046
Selling, general and administrative	25,739	34,949	47,361
Impairment of goodwill and intangible assets	-	111,317	-
Contingent consideration - fair value adjustments	-	-	(18,549)
Loss on assets held for sale	93,118	-	-
Restructuring charges	1,235	5,042	-
Total operating expenses	125,877	156,012	32,858
Operating loss	(107,888)	(150,118)	(12,344)
Interest income (expense), net	40	286	194
Other income (expense), net	(212)	911	1,258
Loss before income taxes	(108,060)	(148,921)	(10,892)
Income tax benefit	(28,518)	(8,390)	(5,670)
Loss from discontinued operations, net of tax	$ (79,542)	$ (140,531)	$ (5,222)

The following table presents the significant non-cash items and capital expenditures for the discontinued operations with respect to the B Medical Systems business that are included in the Consolidated Statements of Cash Flows (in thousands):

| | Year Ended September 30, | | |
	2025	2024	2023
Depreciation and amortization	$ 3,768	$ 7,810	$ 7,935
Capital expenditures	2,356	3,344	11,569
Impairment of goodwill	-	111,317	-
Loss on assets held for sale	93,118	-	-

The carrying value of the assets and liabilities of the discontinued operations with respect to the B Medical Systems business reflected as "held for sale" on the Consolidated Balance Sheets as of September 30, 2025 and 2024 was as follows (in thousands):

	September 30, 2025		September 30, 2024	
Assets				
Cash and cash equivalents	$	13,206	$	30,899
Accounts receivable, net		10,090		18,539
Inventories		42,137		44,390
Prepaid expenses and other current assets		8,102		5,224
Current Assets held for sale	$	73,535	$	99,052
Property, plant and equipment, net	$	50,968	$	47,032
Intangibles, net		126,065		122,988
Other assets		4,828		3,774
Valuation allowance		(96,855)		-
Noncurrent assets held for sale	$	85,006	$	173,794
Liabilities				
Accounts payable	$	11,710	$	11,089
Deferred revenue		1,543		1,485
Accrued warranty and retrofit costs		5,248		4,916
Accrued compensation and benefits		3,909		2,929
Accrued income taxes		760		4,012
Accrued expenses and other current liabilities		5,098		5,619
Current liabilities held for sale	$	28,268	$	30,050
Long-term deferred tax liabilities		9,639		36,093
Long-term operating lease liabilities		2,077		2,109
Other long-term liabilities		2,575		3,994
Noncurrent liabilities held for sale	$	14,291	$	42,196

Disposition of Semiconductor Business

On February 1, 2022, the Company completed the sale of the semiconductor automation business for $2.9 billion in cash to Thomas H. Lee Partners, L.P. On July 1, 2019, the Company completed the sale of the semiconductor cryogenics business for $659.8 million to Edwards Vacuum LLC (a member of the Atlas Copco Group) ("Edwards"). Both the semiconductor automation business and the semiconductor cryogenics business are considered discontinued operations. In the third quarter of fiscal year 2020, Edwards asserted claims for indemnification under the definitive agreement relating to alleged breaches of representations and warranties relating to customer warranty claims and inventory (the "2020 Claim"). In addition, in January 2023, Edwards filed a lawsuit against the Company in the Supreme Court of the State of New York in the County of New York seeking indemnification from the Company under such definitive agreement for $1.0 million and other related damages, including interest and attorney's fees, arising from a third-party claim that was included as part of their initial claims (the "2023 Claim").

In April 2023, the Company responded to and filed a counterclaim against Edwards for the 2023 Claim alleging breach of the definitive agreements by Edwards and seeking a declaratory judgment. During the third quarter of fiscal year 2023, the Company and Edwards entered into a settlement agreement related to the 2023 Claim to avoid the costs and uncertainties of potential litigation. Under the settlement agreement, the Company paid Edwards $0.8 million from one of the indemnification escrows established at closing of the sale in return for the release of the 2023 Claim and the release to the Company of $1.0 million from a separate indemnification escrow. The Company accrued a liability of $2.5 million for the 2020 Claim and 2023 Claim of which $0.8 million was paid during the third quarter of fiscal year 2023. The Company accrued an additional liability of $0.4 million for the 2020 Claim during the three months ended March 31, 2025 resulting in a total accrual of $2.1 million as of September 30, 2025.

The Company had been informed that Edwards sought recovery for the 2020 Claim from the representation and warranty insurance Edwards obtained in connection with the closing of the sale of the semiconductor cryogenics business. During the first quarter of fiscal year 2025, the Company was further informed that Edwards agreed to a payment under such insurance for claimed amounts more than the applicable indemnification deductibles established under the definitive agreement, but less than the total of claimed amounts submitted for recovery. Although management believes that any indemnifiable losses in excess of the applicable deductibles established in the definitive agreement would have been covered by such insurance, and the Company further disputes any liability under applicable law, Edwards is seeking recovery from the Company for claimed amounts purportedly not covered, or inadequately covered, by such insurance (the "Claim for Uncovered Amounts").

On September 12, 2025, Edwards filed a lawsuit against the Company in the Supreme Court of the State of New York in the County of New York seeking indemnification from the Company under such definitive agreement seeking more than $13 million, including attorney's fees, arising from alleged breaches of representations and warranties relating to financial information provided by the Company in connection with the 2019 transaction (the "2025 Claim"). On October 21, 2025, the Company filed a motion to dismiss the 2025 Claim on the basis that all claims asserted in that action are time-barred. The Company's motion to dismiss is pending as of December 4, 2025. The Company cannot determine the probability of any losses or outcome of the Claim for Uncovered Amounts including the amount of any indemnifiable losses, if any, resulting from the 2025 Claim. The Company, however, does not believe that this claim will have a material adverse effect on its consolidated financial position or results of operations, in each case, for continuing operations. Any potential expense incurred by the Company for these claims would be reflected in discontinued operations.

In the event of unexpected subsequent developments and given the inherent unpredictability of these matters, there can be no assurance that the Company's assessment of these claims will reflect the ultimate outcome, and an adverse outcome in these matters could, from time to time, have a material adverse effect on the Company's consolidated financial position or results of operations in particular quarterly or annual periods.

4. Business Combinations

The Company recorded the assets acquired and liabilities assumed related to the following acquisitions at their fair values as of the acquisition date, from a market participant's perspective. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value the assets acquired and liabilities assumed on the acquisition date, its estimates and assumptions are subject to refinement. Fair value estimates are based on a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company's results of operations. The measurement period to finalize the fair values is completed within one year after the respective acquisition date.

Ziath Ltd

On February 2, 2023, the Company acquired Ziath, Ltd. and its subsidiaries ("Ziath"). Based in Cambridge, United Kingdom, Ziath is a leading provider of 2D barcode readers for life science applications. Founded in 2005, Ziath's innovative 2D barcode readers are a key component of the laboratory automation workflow serving pharmaceutical, biotechnology and academic customers worldwide. Ziath is expected to enhance the Company's offerings, which support the entire lifecycle of sample management from specimen collection to sample registration, storage and processing. The acquisition was completed at a purchase price of $16.0 million, net of cash acquired. The acquired business is included in the Sample Management Solutions segment.

The allocation of the consideration included $12.0 million of goodwill, $4.1 million of technology, $1.1 million of deferred tax liability, $0.6 million of customer relationships, $0.3 million of trademarks, and several other assets and liabilities. The weighted average life of completed technology is 10 years, customer relationships is 13 years, and trademarks is 13 years. The goodwill represents the Company's ability to provide differentiated technology enabling high throughput scanning of varied formats of consumables. The goodwill is not expected to be deductible for income tax purposes.

The Company did not present pro forma financial information for its consolidated results of operations for the acquisition because such results are immaterial.

5.   Marketable Securities

During fiscal years 2025 and 2024, the Company had sales and maturities of marketable securities of $389.5 million and $666.2 million, respectively. Realized gains on the sales of marketable securities were insignificant for the fiscal year ended September 30, 2025 and 2024.

The following is a summary of the amortized cost and the fair value, including accrued interest receivable, as well as unrealized gains (losses) on the short-term and long-term marketable securities as of September 30, 2025 and 2024 (in thousands):

	Amortized Cost	Gross Unrealized Losses	Gross Unrealized Gains	Fair Value
September 30, 2025:				
U.S. Treasury securities and obligations of U.S. government agencies	$ 245,691	$ (94)	$ 168	$ 245,765
Bank certificates of deposits	1,640	—	1	1,641
Corporate securities	4,199	—	—	4,199
Municipal securities	11,048	—	69	11,117
	$ 262,578	$ (94)	$ 238	$ 262,722
September 30, 2024:				
U.S. Treasury securities and obligations of U.S. government agencies	$ 118,159	$ (119)	$ 51	$ 118,091
Bank certificates of deposits	5,212	(13)	1	5,200
Corporate securities	77,580	(255)	—	77,325
	$ 200,951	$ (387)	$ 52	$ 200,616

The fair values of the marketable securities by contractual maturities at September 30, 2025 are presented below (in thousands).

	Amortized Cost	Fair Value
Due in one year or less	$ 61,116	$ 61,137
Due after one year through five years	197,511	197,634
Due after five years through ten years	—	—
Due after ten years	3,951	3,951
Total marketable securities	$ 262,578	$ 262,722

Expected maturities could differ from contractual maturities because the security issuers may have the right to prepay obligations without prepayment penalties.

Unrealized losses from fixed-income securities are primarily attributable to changes in interest rates. The Company does not believe any unrealized losses represent impairments based on the evaluation of the available evidence.

6.   Derivative Instruments

Net gains and losses related to foreign exchange contracts are recorded as a component of "Other income (expense)" in the Consolidated Statements of Operations and are as follows for the fiscal years ended September 30, 2025, 2024 and 2023 (in thousands):

	Year Ended September 30,		
	2025	2024	2023
Realized losses on derivatives not designated as hedging instruments	$ (4,103)	$ (2,808)	$ (1,174)

The notional amounts of the Company's derivative instruments as of September 30, 2025 and 2024 were as follows (in thousands):

| | | Year Ended September 30, | |
	Hedge Designation	2025	2024
Cross-currency swap	Net Investment Hedge	$ 260,025	$ 75,978
Foreign exchange contracts	Undesignated	44,603	60,101

The fair value of derivative instruments are as follows at September 30, 2025 and 2024 (in thousands):

| | Fair Value of Assets | | Fair Value of Liabilities | |
As of September 30,	2025	2024	2025	2024
Derivatives designated as hedging instruments				
Cross-currency swap	$ —	$ —	$ (33,420)	$ (1,915)
Derivatives not designated as hedging instruments				
Foreign exchange contracts	$ 21	$ 9	$ (120)	$ (213)
Total fair value	$ 21	$ 9	$ (33,540)	$ (2,128)

Hedging Activities

On February 1, 2023, the Company entered into a cross-currency swap agreement to hedge the variability of exchange rate impacts between the U.S. dollar and the Euro. Under the terms of the cross-currency swap agreement, the Company notionally exchanged $436.0 million for €400.0 million at a weighted average interest rate of 1.66%. The Company designated the cross-currency swap as a hedge of net investments against one of its Euro denominated subsidiaries, which requires an exchange of the notional amounts at maturity. At the maturity of the cross currency-swap on February 1, 2024, the Company delivered a notional amount of €400.0 million and received a notional amount of $436.0 million at a Euro to U.S. dollar exchange rate of 1.09, which included a gain of $1.4 million.

On February 1, 2024, the Company entered into another cross-currency swap agreement to hedge the variability of exchange rate impacts between the U.S. dollar and the Euro. Under the terms of the cross-currency swap agreement, the Company notionally exchanged $76.0 million for €70.0 million at a weighted average interest rate of 1.44%. The Company designated the cross-currency swap as a hedge of net investments against one of its Euro denominated subsidiaries, which requires an exchange at maturity of the notional amounts. At the maturity of the cross currency-swap on February 3, 2025, the Company delivered a notional amount of €70.0 million and received a notional amount of $73.0 million at a Euro to U.S. dollar exchange rate of 1.0419, which included a gain of $3.0 million.

On February 3, 2025, the Company entered into another cross-currency swap agreement to hedge the variability of exchange rate impacts between the U.S. dollar and the Euro. Under the terms of the cross-currency swap agreement, the Company notionally exchanged $260.0 million for €250.0 million at a weighted average interest rate of 1.80%. The Company designated the cross-currency swap as a hedge of net investments against one of its Euro denominated subsidiaries, which requires an exchange of the notional amounts at maturity on February 2, 2026.

The cross-currency swaps were $33.4 million and $1.9 million and recorded within a "Derivative liability" as of September 30, 2025 and September 30, 2024, respectively, in the Consolidated Balance Sheets.

The outstanding cross-currency swap is marked to market at each reporting period, representing the fair value of the cross-currency swap, any changes in fair value are recognized as a component of "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheets. The cross-currency swap is classified within Level 2 of the fair value hierarchy, described in Note 2, *Summary of Significant Accounting Policies* and in Note 15, *Fair Value Measurements* below.

Interest earned on the cross-currency swap is recorded within "Interest income, net" in the Consolidated Statements of Operations. For the fiscal years ended September 30, 2025 and 2024, the Company recorded interest income of $3.4 million and $3.1 million, respectively, on these instruments.

7. Property, Plant and Equipment

Property, plant and equipment were as follows as of September 30, 2025 and 2024 (in thousands):

	September 30,	
	2025	**2024**
Buildings, land, and land use right	$ 33,990	$ 32,907
Computer equipment and software	50,783	40,655
Machinery and equipment	143,224	123,812
Furniture and fixtures	5,371	4,989
Leasehold improvements	61,242	59,951
Capital projects in process	22,388	29,554
Right-of-use asset	—	4,570
Vehicles	2,965	1,308
Property, plant and equipment, gross	319,963	297,746
Less: accumulated depreciation and amortization	(166,009)	(142,124)
Property, plant and equipment, net	$ 153,954	$ 155,622

Depreciation expense, which includes amortization expense on finance leases, was $32.0 million, $29.7 million and $29.3 million, respectively, for the fiscal years ended September 30, 2025, 2024, and 2023. The Company recorded $5.5 million of additions to property, plant and equipment for which cash payments had not yet been made as of September 30, 2025.

As of September 30, 2025 and 2024, the Company had cumulative capitalized direct costs of $38.5 million and $32.8 million, respectively, associated with the development of software for its internal use. As of September 30, 2025, this balance included $1.1 million associated with software still in the development stage included within "Property, plant and equipment, net" in the Consolidated Balance Sheets. During fiscal year 2025, the Company capitalized direct costs of $5.7 million associated with the development of software for its internal use.

8. Goodwill and Intangible Assets

Changes to the Company's operating segments effective October 1, 2023 resulted in a change to the Company's reporting units, which are aligned to the Company's operating and reportable segments (as further described in Note 18, *Segment and Geographic Information* below). As a result of this segment realignment, the Company allocated goodwill to the reporting units existing under the new organizational structure on a relative fair value basis as of October 1, 2023. The Company estimated the fair values of the affected businesses based upon the present value of their anticipated future cash flows. The Company's determination of fair value involved judgment and the use of significant estimates and assumptions. The Company tested its reporting units for potential impairment immediately before and after the segment realignment and concluded that the estimated fair value of each reporting unit exceeded its respective carrying value as of October 1, 2023.

The Company conducts an impairment assessment annually on April 1, or more frequently if impairment indicators are present. The Company determined that a sustained decline in its stock price was an indicator of potential impairment and performed an interim quantitative goodwill impairment test for its reporting units as of June 30, 2025. The Company concluded that there was no impairment to goodwill for its Sample Management Solutions and Multiomics reporting units as of June 30, 2025. Based on the results of the interim quantitative impairment test performed as of June 30, 2025, the fair values of the Sample Management Solutions and Multiomics reporting units exceeded their respective carrying amounts. The Company concluded that there was no impairment to goodwill for the Sample Management Solutions and Multiomics reporting units as of June 30, 2025. The estimated fair value of each of the reporting units was derived based on the income approach and the market approach which were weighed at 75% and 25%, respectively, as of June 30, 2025. The DCF Method was used in the income approach which reflected the Company's assumptions regarding revenue growth rates, forecasted gross profit margins, research and development expenses, selling, general and administrative expenses, capital expenditures, discount rates, terminal period growth rates, economic and market trends, and other expectations about the anticipated operating results of the Sample Management Solutions and Multiomics reporting units. The guideline company method was used in the market approach and publicly traded companies in similar lines of business were identified and used in an analysis to estimate the fair value. The Company qualitatively evaluated goodwill for impairment during the remainder of fiscal 2025 and determined that there were no events or circumstances during the period to indicate an additional quantitative goodwill impairment assessment was required.

In the event the financial performance of any of the reporting units does not meet management's expectations in the future, the Company experiences a prolonged macroeconomic downturn, or there are other negative revisions to key assumptions used in the DCF method and the guideline company method to value the reporting units, the Company may be required to perform additional impairment analyses with respect to such reporting units and could be required to recognize additional impairment charges.

The following table sets forth the changes in the carrying amount of goodwill by reportable segment since September 30, 2023 (in thousands):

	Life Sciences Products	Life Sciences Services	Sample Management Solutions	Multiomics	Total
Balance - September 30, 2023	$ 316,326	$ 359,035	$ —	$ —	$ 675,361
Segment recast [1]	$ (316,326)	$ (359,035)	$ 478,601	$ 196,760	$ —
Currency translation adjustments	—	—	16,048	—	16,048
Balance - September 30, 2024	$ —	$ —	$ 494,649	$ 196,760	$ 691,409
Currency translation adjustments	—	—	10,986	—	10,986
Balance - September 30, 2025	$ —	$ —	$ 505,635	$ 196,760	$ 702,395
Accumulated goodwill impairments, September 30, 2025	$ —	$ —	$ —	$ —	$ —

(1) Changes to the Company's operating segments effective October 1, 2023 resulted in a change to the Company's reporting units. As a result of this segment realignment, the Company allocated goodwill to the reporting units existing under the new organizational structure on a relative fair value basis as of October 1, 2023.

The components of the Company's identifiable intangible assets as of September 30, 2025 and 2024 are as follows (in thousands):

	September 30, 2025			September 30, 2024		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,220	$ 1,220	$ —	$ 1,227	$ 1,227	$ —
Completed technology	111,501	63,408	48,093	109,949	55,191	54,758
Trademarks and trade names	727	293	434	726	195	531
Customer relationships	248,846	195,559	53,287	248,036	178,283	69,753
Total	$ 362,294	$ 260,480	$ 101,814	$ 359,938	$ 234,896	$ 125,042

For further details regarding the goodwill and intangible assets obtained from acquisitions, please refer to Note 4, *Business Combinations*.

During the second quarter of fiscal year 2024, the Company discontinued its sample sourcing product offering (a product line within the Sample Management Solutions segment). As a result, the Company recorded a $4.7 million impairment of intangible assets related to the sample sourcing business within "Impairment of goodwill and intangible assets" in its Consolidated Statements of Operations during the fiscal year ended September 30, 2024.

Amortization expense for intangible assets was $24.4 million, $28.6 million, and $32.1 million, respectively, for the fiscal years ended September 30, 2025, 2024 and 2023.

Estimated future amortization expense for the intangible assets as of September 30, 2025 is as follows for the subsequent five fiscal years and thereafter (in thousands):

2026	$ 22,286
2027	17,861
2028	14,994
2029	12,379
2030	10,806
Thereafter	23,488
Total	$ 101,814

9. Restructuring

2024 Restructuring Plan

In the second quarter of fiscal year 2024, the Company launched initiatives designed to optimize resources for future growth and improve efficiency across its organization. The focus of the initiatives is to improve the Company's profitability, which includes facilities consolidation, portfolio optimization, and organization structure simplification. The Company expects to complete the activities included in these initiatives by the end of fiscal year 2026. As of the date of issuance of the financial statements for the fiscal year ended September 30, 2025, the Company has not identified restructuring actions related to these initiatives that will result in additional material charges. The Company expects to identify additional actions as it further refines its plan, and the related initiatives in future periods will be recorded when specified criteria are met, including but not limited to, communication of benefit arrangements or when the costs have been incurred.

The majority of the restructuring expenses associated with the initiatives described above for the fiscal year ended September 30, 2025 are severance and related costs. Of the total restructuring expenses in the fiscal year ended September 30, 2025, $2.0 million is related to the Sample Management Solutions segment; $2.1 million is related to the Multiomics segment, and $1.1 million is related to corporate.

The majority of the restructuring expenses associated with the initiatives described above for the fiscal year ended September 30, 2024 are severance and related costs, operating lease related ROU asset abandonment, and fixed assets and other asset write-offs. Of the total restructuring expenses in the fiscal year ended September 30, 2024, $3.2 million is related to the Sample Management Solutions segment and $3.3 million is the Company's headquarters operating lease related ROU asset abandonment and corporate related severance costs.

2023 Cost Savings Plan

In the second and third quarters of fiscal year 2023, the Company announced cost savings plans designed to position the Company to meet the needs of its customers and accelerate growth of the business.

The majority of the restructuring expenses for fiscal years 2023 are related to severance and related costs. The cost savings plans were completed and costs from the actions were fully realized by the end of the first quarter of fiscal year 2024.

The following table presents restructuring charges recognized for the fiscal years ended September 30, 2025 and 2024 (in thousands):

| | Year Ended September 30, | |
	2025	2024
Severance and related costs	$ 5,143	$ 4,372
Property, plant and equipment and other asset write-offs	—	700
Right-of-use asset abandonment	—	901
Other	28	793
Total restructuring charges	$ 5,171	$ 6,766

The following table sets forth the activity in the severance and related costs accruals for the fiscal years ended September 30, 2025 and 2024 (in thousands):

| | Year Ended September 30, | |
	2025	2024
Balance at beginning of period	$ 755	$ 665
Provisions and adjustments	5,143	4,372
Payments	(5,771)	(4,282)
Balance at end of period	$ 127	$ 755

10. Leases

The Company has operating and finance leases for real estate and other assets in North America, Europe, and Asia. Non-real estate leases are primarily related to vehicles and office equipment. Lease expiration dates range between 2025 and 2043.

The components of lease expense for fiscal years 2025 and 2024 are as follows (in thousands):

| | Year Ended September 30, | |
	2025	2024
Operating lease costs	$ 10,251	$ 11,008
Finance lease costs:		
Amortization of assets	674	408
Interest on lease liabilities	(44)	68
Total finance lease costs	630	476
Total operating and finance lease costs	10,881	11,484
Variable lease costs	3,293	2,977
Short-term lease costs	227	237
Total lease costs	$ 14,401	$ 14,698

Supplemental balance sheet information related to leases is as follows (in thousands, except lease term and discount rate):

	September 30, 2025	September 30, 2024
Operating Leases:		
Operating lease right-of-use assets	$ 54,048	$ 60,406
Accrued expenses and other current liabilities	$ 7,175	$ 8,089
Long-term operating lease liabilities	51,244	56,677
Total operating lease liabilities	$ 58,419	$ 64,766
Finance Leases:		
Property, plant and equipment, at cost	$ 2,656	$ 4,570
Accumulated amortization	(1,408)	(3,234)
Property, plant and equipment, net	$ 1,248	$ 1,336
Accrued expenses and other current liabilities	$ 607	$ 578
Other long-term liabilities	903	975
Total finance lease liabilities	$ 1,510	$ 1,553
Weighted average remaining lease term (in years):		
Operating leases	10.60	11.00
Finance leases	2.85	3.06
Weighted average discount rate:		
Operating leases	4.78%	4.70%
Finance leases	7.17%	4.93%

Supplemental cash flow information related to leases is as follows (in thousands):

	Year Ended September 30,			
	2025		2024	
Cash paid for amounts included in measurement of liabilities:				
Operating cash flows - operating leases	$	10,827	$	11,105
Operating cash flows - finance leases	$	99	$	68
Financing cash flows - finance leases	$	746	$	528
Right-of-use assets obtained in exchange for lease liabilities:				
Operating leases	$	563	$	9,001
Finance leases	$	561	$	596

Future lease payments for operating leases as of September 30, 2025 are as follows for the subsequent five fiscal years and thereafter (in thousands):

	Finance Leases		Operating Leases	
2026	$	673	$	9,755
2027		521		9,210
2028		321		8,677
2029		99		7,437
2030		37		6,096
Thereafter		—		34,624
Total future lease payments		1,651		75,799
Less imputed interest		(141)		(17,380)
Total lease liability balance	$	1,510	$	58,419

As of September 30, 2025, in addition to the amounts disclosed above, the Company has lease commitments of approximately $4.5 million for an operating lease that was signed and will commence in the first quarter of fiscal year 2026.

11. Supplementary Balance Sheet Information

The following is a summary of accounts receivable at September 30, 2025 and 2024 (in thousands):

	September 30,			
	2025		2024	
Accounts receivable	$	146,830	$	159,521
Less allowance for expected credit losses		(4,649)		(5,349)
Accounts receivable, net	$	142,181	$	154,172

The allowance for expected credit losses for the fiscal years ended September 30, 2025, 2024 and 2023 is as follows (in thousands):

	Year Ended September 30,					
	2025		2024		2023	
Balance at beginning of period	$	5,349	$	7,745	$	5,162
Provisions		3,745		7,250		8,849
Payments received		(3,872)		(8,352)		(6,196)
Write-offs and adjustments		(573)		(1,294)		(70)
Balance at end of period	$	4,649	$	5,349	$	7,745

The following is a summary of inventories at September 30, 2025 and 2024 (in thousands):

	September 30,		
	2025		2024
Raw materials and purchased parts	$ 33,319	$	27,461
Work-in-process	5,050		7,739
Finished goods	36,587		36,120
Total inventories	$ 74,956	$	71,320

The activity for excess and obsolete inventory reserves is as follows for the fiscal years ended September 30, 2025, 2024 and 2023 (in thousands):

	Year Ended September 30,					
	2025		2024		2023	
Balance at beginning of period	$ 6,067	$	4,732	$	4,082	
Provisions	5,421		4,018		1,844	
Inventory disposals and adjustments	(5,620)		(2,683)		(1,194)	
Balance at end of period	$ 5,868	$	6,067	$	4,732	

The activity for valuation allowance for deferred tax assets is as follows for the fiscal years ended September 30, 2025, 2024 and 2023 (in thousands):

	Year Ended September 30,					
	2025		2024		2023	
Balance at beginning of period	$ 44,222	$	7,214	$	5,927	
Charge to income tax provision (benefit)	36,475		31,793		(7)	
Charged to other accounts	21,324		5,215		1,294	
Balance at end of period	$ 102,021	$	44,222	$	7,214	

The following is a summary of product warranty and retrofit activity on a gross basis for the fiscal years ended September 30, 2025, 2024 and 2023 (in thousands):

	Year Ended September 30,					
	2025		2024		2023	
Balance at beginning of period	$ 5,213	$	3,974	$	2,890	
Accruals for warranties during the year	927		2,741		2,564	
Costs incurred during the year	(1,427)		(1,502)		(1,480)	
Balance at end of period	$ 4,713	$	5,213	$	3,974	

12. Stockholders' Equity

Share Repurchases

On November 4, 2022, the Company's Board of Directors approved an authorization to repurchase up to $1.5 billion of the Company's common stock (the "2022 Repurchase Authorization"). On November 23, 2022, pursuant to the 2022 Repurchase Authorization, the Company entered into an accelerated share repurchase ("ASR") agreement for the repurchase of $500 million of its common stock. Under this agreement, which settled April 3, 2023, the Company repurchased and retired 10.1 million shares of its common stock for $500 million.

In April 2023, other arrangements commenced under the 2022 Repurchase Authorization with the intent of repurchasing the remaining $1.0 billion of shares of the Company's common stock through open market repurchases. As of September 30, 2024, the Company had repurchased and retired 19.9 million shares of common stock for $1.0 billion in open market repurchases. Through the ASR agreement and open market repurchases, as of September 30, 2024, the Company had repurchased and retired 30.0 million shares of common stock for the full $1.5 billion approved under the 2022 Repurchase Authorization and no authorization is available for additional repurchases. All shares repurchased under the 2022 Repurchase Authorization were retired and accounted for as a reduction to stockholders' equity in the Consolidated Balance Sheets and treated as a repurchase of common stock for purposes of calculating earnings per share as of the applicable settlement dates. No additional repurchase authorization has been approved and as such there were no shares repurchased during the fiscal year ended September 30, 2025.

Effective January 1, 2023, all corporate share repurchases are subject to a one percent excise tax on the value of the repurchase, net of share issuances, subject to certain exclusions. The excise tax was part of The Inflation Reduction Act passed by the U.S. government in 2022. The Company paid the remaining excise tax due in connection with the 2022 Repurchase Authorization, totaling $11.4 million, in fiscal year 2025.

Preferred Stock

Total number of shares of preferred stock authorized for issuance was 1,000,000 shares at September 30, 2025 and 2024. Preferred stock has a par value of $0.01 per share and may be issued at the discretion of the Board of Directors without stockholder approval with such designations, rights and preferences as the Board of Directors may determine. There were no shares of preferred stock issued or outstanding at September 30, 2025 or 2024.

Accumulated Other Comprehensive Income (Loss)

The following is a summary of the components of accumulated other comprehensive income (loss), net of tax, at September 30, 2025, 2024 and 2023 (in thousands):

	Currency Translation Adjustments	Unrealized Gains (Losses) on Available-for-Sale Securities Net of tax	Gains (Losses) on Derivative Asset or Liability Net of tax	Pension Liability Adjustments	Total
Balance at September 30, 2022	$ (165,694)	$ (10,909)	$ 93,020	$ (333)	$ (83,916)
Other comprehensive income (loss) before reclassifications	77,246	5,774	(61,533)	(104)	21,383
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—	107	107
Balance at September 30, 2023	(88,448)	(5,135)	31,487	(330)	(62,426)
Other comprehensive income (loss) before reclassifications	54,278	4,872	(10,019)	(245)	48,886
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—	76	76
Balance at September 30, 2024	(34,170)	(263)	21,468	(499)	(13,464)
Other comprehensive income (loss) before reclassifications	21,252	438	(30,197)	(313)	(8,820)
Amounts reclassified from accumulated other comprehensive income (loss)	—	38	—	33	71
Balance at September 30, 2025	$ (12,918)	$ 213	$ (8,729)	$ (779)	$ (22,213)

Unrealized gains (losses) on available-for-sale marketable securities are reclassified from "Accumulated other comprehensive income (loss)" into results of operations at the time of the securities' sale, as described in Note 5, *Marketable Securities*. Amounts reclassified from accumulated other comprehensive income (loss) related to pension liability adjustments represent amortization of actuarial gains and losses.

13. Revenue from Contracts with Customers

Disaggregated Revenue

The Company disaggregates revenue from contracts with customers in a manner that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The following is revenue by significant business line for the fiscal years ended September 30, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Significant Business Line			
Multiomics	$ 269,231	$ 254,552	$ 248,296
Core Products[1]	197,631	196,502	192,061
Sample Repository Services	126,959	122,394	111,129
Total revenue	$ 593,821	$ 573,448	$ 551,486

(1) Core Products are Automated Stores, Cryogenic Systems, Automated Sample Tube, Consumables and Instruments and Controlled Rate Thawing Devices.

Contract Balances

Accounts Receivable, Net. Accounts receivable represent rights to consideration in exchange for products or services that have been transferred by the Company, when payment is unconditional and only the passage of time is required before payment is due. Accounts receivable do not bear interest and are recorded at the invoiced amount. The Company maintains an allowance for expected credit losses representing its best estimate of probable credit losses related to its existing accounts receivable and their net realizable value. The Company determines the allowance for expected credit losses based on a number of factors, including an evaluation of customer credit worthiness, the age of the outstanding receivables, economic trends, historical experience, and other information through the payment periods. Accounts receivable, net were $142.2 million and $154.2 million at September 30, 2025 and 2024, respectively.

Contract Assets. Contract assets represent rights to consideration in exchange for products or services that have been transferred by the Company, when payment is conditional on something other than the passage of time. These amounts typically relate to contracts where the right to invoice the customer is not present until completion of the contract or the achievement of specified milestones and the value of the products or services transferred exceed this constraint. Contract assets are classified as current as they are expected to convert to cash within one year. Contract asset balances which are included within "Prepaid expenses and other current assets" on the Consolidated Balance Sheet, were $37.3 million and $28.9 million at September 30, 2025 and 2024, respectively. Revenue of $30.4 million recognized during the year ended September 30, 2025 and $18.6 million recognized during the year ended September 30, 2024 contributed to the contract asset balances at September 30, 2025 and 2024, respectively.

Contract Liabilities. Contract liabilities represent the Company's obligation to transfer products or services to a customer for which consideration has been received, or for which an amount of consideration is due from the customer. Contract assets and liabilities are reported on a net basis at the contract level, depending on the contracts position at the end of each reporting period. Contract liabilities are included within "Deferred revenue" on the Consolidated Balance Sheet. Contract liabilities were $34.5 million, $30.5 million, and $34.2 million at fiscal years ended September 30, 2025, 2024 and 2023, respectively. Revenue recognized from the contract liability balance at September 30, 2023 was $27.8 million for the year ended September 30, 2024, and revenue recognized from the contract liability balance at September 30, 2024 was $18.4 million for the year ended September 30, 2025.

Remaining Performance Obligations. Remaining performance obligations represent the transaction price of unsatisfied or partially satisfied performance obligations within contracts with an original expected contract term that is greater than one year and for which fulfillment of the contract has started as of the end of the reporting period. The aggregate amount of transaction consideration allocated to remaining performance obligations as of September 30, 2025 was $66.9 million. The following table summarizes when the Company expects to transfer control of the remaining performance obligations and recognize the corresponding revenue (in thousands):

| | As of September 30, 2025 | | |
	Less than 1 Year	Greater than 1 Year	Total
Remaining performance obligations	$ 45,165	$ 21,723	$ 66,888

Cost to Obtain and Fulfill a Contract

The Company capitalizes sales commissions when incurred if they are (i) incremental costs of obtaining a contract, (ii) expected to be recovered and (iii) have an expected amortization period that is greater than one year. These amounts primarily relate to sales commissions and are being amortized over a 60-month period, which represents the average period of contract performance. The capitalized sales commissions were $0.1 million and $0.4 million at September 30, 2025 and 2024, respectively. All other sales commissions incurred during the reporting period have been expensed as incurred. These costs are recorded within "Selling, general and administrative" expenses on the Consolidated Statement of Operations.

The Company accounts for shipping and handling activities as fulfillment activities and recognize the associated expense when control of the product has transferred to the customer.

14. Stock Based Compensation

In accordance with the 2020 Equity Incentive Plan (the "2020 Plan"), the Company may issue eligible employees options to purchase shares of the Company's common stock, restricted stock units and other equity incentives, which vest upon the satisfaction of a performance condition and/or a service condition. In addition, the Company issues common stock to participating employees pursuant to an employee stock purchase plan, and may issue common stock awards and deferred restricted stock units to members of its Board of Directors in accordance with its Board of Directors compensation program.

2020 Equity Incentive Plan

In accordance with the 2020 Plan, the Company may grant employees (i) restricted stock and other stock-based awards, (ii) nonqualified stock options, and (iii) options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code. All employees of the Company or any affiliate of the Company, independent directors, consultants and advisors are eligible to participate in the 2020 Plan. The 2020 Plan provides for the issuance of an aggregate of 2,800,000 shares of common stock, including 2,500,000 shares reserved for issuance pursuant to the 2020 Plan, and up to 300,000 additional shares which may be issued pursuant to the 2020 Plan if outstanding awards granted under the Company's previous 2000 Plan or the Company's previous 2015 Plan are forfeited, expire or are cancelled.

The following table reflects stock-based compensation expense for continuing operations recorded during the fiscal years ended September 30, 2025, 2024 and 2023 (in thousands):

| | Year Ended September 30, | | |
	2025	2024	2023
Restricted stock units	$ 18,886	$ 12,505	$ 7,446
Employee stock purchase plan	963	1,245	1,345
Total stock-based compensation expense for continuing operations	$ 19,849	$ 13,750	$ 8,791
Income tax benefit	(3,374)	(1,925)	(1,319)
Total compensation expense included in the statement of operations	$ 16,475	$ 11,825	$ 7,472

During the fiscal years ended September 30, 2025, 2024 and 2023 the Company recorded $1.0 million, $0.9 million, and $0.6 million, respectively, of stock-based compensation expense for discontinued operations.

Restricted Stock Unit Activity

The following table summarizes restricted stock unit activity for the fiscal year ended September 30, 2025:

	Shares *(in thousands)*		Weighted Average Grant Date Fair Value
Unvested as of September 30, 2024	764,111	$	59.65
Granted	641,843	$	45.00
Vested	(208,178)	$	58.75
Forfeited	(167,942)	$	68.77
Unvested as of September 30, 2025	1,029,834	$	49.29

The fair value of restricted stock units vested during fiscal years 2025, 2024 and 2023 was $8.2 million, $9.6 million, and $14.8 million, respectively. As of September 30, 2025, the future unrecognized stock-based compensation expense related to restricted stock units expected to vest is $20.8 million and is expected to be recognized over an estimated weighted average amortization period of 1.6 years.

The following table reflects restricted stock units and stock awards granted during fiscal years ended September 30, 2025, 2024 and 2023:

	Year Ended September 30,		
	2025	2024	2023
Time-based restricted stock units	448,375	282,268	311,609
Performance-based restricted stock units	193,468	383,625	278,457
Total units	641,843	665,893	590,066

All restricted stock units granted during the fiscal year ended September 30, 2025 included in the table above relate to continuing operations. Restricted stock units granted during the fiscal years ended September 30, 2024 and September 30, 2023 included in the table above include 35,999 and 53,942 units related to discontinued operations, respectively.

Time-Based Restricted Stock Unit Grants

Restricted stock units granted with a required service period typically have three-year vesting schedules in which one-third of awards vest at each annual anniversary of grant date, subject to the award holders meeting service requirements.

Performance-Based Restricted Stock Unit Grants

Performance-based restricted stock units are earned based on the achievement of performance criteria established by the Human Resources and Compensation Committee and approved by the Board of Directors. The criteria for performance-based awards are weighted and have threshold, target and maximum performance goals. Performance-based restricted stock units may also have a required service period following the achievement of all or a portion of the performance goals.

In October 2023, the Company's Board of Directors approved an amendment to the performance goals associated with the previously issued performance-based restricted stock units for all impacted employees, excluding members of the Company's executive team. The performance goals, as amended, were more reflective of the then current macroeconomic environment and consideration toward employee retention in the competitive life sciences industry. Before the amendment, the original performance goals were not expected to be satisfied. Subsequent to the amendment, vesting became probable based on the forecasted achievement of the amended performance goals. The amendment of these restricted stock units is treated as a modification with the total potential maximum compensation cost of $3.0 million recognized over the service period through November 2025. The Company recorded expense of $1.1 million during the fiscal year ended September 30, 2025 related to the modified awards.

These performance-based restricted stock unit awards granted allow participants to earn 100% of restricted stock units if the Company's performance meets or exceeds its target goal for each applicable financial metric, and up to a maximum of 200% if the Company's performance for such metrics meets or exceeds the maximum or stretch goal. Performance below the minimum threshold for each financial metric results in award forfeiture. Performance goals are measured over a three-year period for each year's restricted stock unit awards and at the end of the period to determine the number of restricted stock units earned, if any, by recipients who continue to meet the service requirement. Upon the third anniversary of each year's restricted stock unit awards' grant date, the Company's Board of Directors approves the number of restricted stock units earned for participants who continue to meet the service requirements on the vest date. For restricted stock unit awards that include vesting based on performance conditions, the fair values are estimated based on the intrinsic values of the awards at the grant date.

In November 2024, the Company issued restricted stock unit awards with vesting based on market conditions, which will vest based on achievement of the Company's relative total shareholder return against the defined peer group over a three-year period. The fair values for those grants that include vesting based on market conditions are estimated using the Monte Carlo simulation model. The key assumptions used in the Monte Carlo simulation included (i) the expected volatility of 49.3% to 50.3% based on the three-year daily historical volatility as measured on the grant date, (ii) risk-free interest rate of 3.96% to 4.27% based on U.S. Treasury constant maturities yields as of the grant date, (iii) correlation assumption based on daily share price changes over three years between the Company and the peer companies measured on the grant date, and (iv) no expected dividend yield. The compensation cost is recognized ratably over the requisite service period for those grants, which will not be reversed solely because the market condition is not satisfied.

Awards Granted to the Board of Directors

The stock-based compensation granted to members of the Company's Board of Directors includes Company shares or restricted stock units. Non-employee directors may elect to defer receipt of their stock compensation in exchange for a credit, in restricted stock units, to a deferred restricted stock unit ("deferred RSU") account. Directors who make a deferral election will have no rights as stockholders of the Company with respect to amounts credited to their deferred RSU account. The restricted stock units credited to the deferred RSU account will be released at the time specified in the director's deferral election, but no later than as soon as administratively feasible following the date the director reaches age 65 or the director's termination of Board service. Certain members of the Board of Directors have elected to defer receipt of their stock compensation and received a credit of restricted stock units in their deferred RSU account and the total number of deferred stock awards held by the non-employee directors was 26,079 as of September 30, 2025.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan that allows its employees to purchase shares of common stock at a price equal to 85% of the fair market value of the Company's stock at the beginning or the end of the semi-annual offering period, whichever is lower. On February 8, 2017, the stockholders approved the 2017 Employee Stock Purchase Plan (the "2017 Plan"). The 2017 Plan allows for purchases by employees of up to 1,250,000 shares of the Company's common stock. As of September 30, 2025, 436,369 shares of common stock remain available for purchase under the 2017 Plan. During the fiscal years ended September 30, 2025, 2024 and 2023, the Company issued 77,265 shares, 72,787 shares, and 83,715 shares respectively, under the 2017 Plan.

Valuation Assumptions for an Employee Stock Purchase Plan

The fair value of shares issued under the 2017 Plan is estimated on the commencement date of each offering period using the Black-Scholes option-pricing model with the following weighted average assumptions for the fiscal years ended September 30, 2025, 2024 and 2023:

	Year Ended September 30,		
	2025	**2024**	**2023**
Risk-free interest rate	4.6%	5.3%	5.2%
Volatility	41%	47%	57%
Expected life	6 months	6 months	6 months

The risk-free rate is based on the U.S. Treasury yield curve for notes with terms approximating the expected life of the shares granted. The expected stock price volatility is determined based on the Company's historic stock prices over a period commensurate with the expected life of the shares granted. The expected life represents the weighted average period over which the shares are expected to be purchased. Dividend yields are projected based on the Company's history of dividend declarations and management's intention for future dividend declarations.

15. Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables summarize assets and liabilities measured and recorded at fair value on a recurring basis in the Consolidated Balance Sheets as of September 30, 2025 and 2024 (in thousands):

	As of September 30, 2025			
Description	**Total Fair Value**	**Level 1**	**Level 2**	**Level 3**
Assets:				
Cash equivalents	$ 149,790	$ 148,539	$ 1,251	$ —
Available-for-sale securities	262,722	8,027	254,695	—
Investment in equity securities	2,100	—	—	2,100
Foreign exchange contracts	21	—	21	—
Total assets	$ 414,633	$ 156,566	$ 255,967	$ 2,100
Liabilities:				
Net investment hedge	33,420	—	33,420	—
Foreign exchange contracts	120	—	120	—
Total liabilities	$ 33,540	$ —	$ 33,540	$ —

	As of September 30, 2024			
Description	**Total Fair Value**	**Level 1**	**Level 2**	**Level 3**
Assets:				
Cash equivalents	$ 157,990	$ 157,990	$ —	$ —
Available-for-sale securities	198,616	37,584	161,032	—
Convertible debt securities	2,000	—	—	2,000
Foreign exchange contracts	9	—	9	—
Total assets	$ 358,615	$ 195,574	$ 161,041	$ 2,000
Liabilities:				
Net investment hedge	1,915	—	1,915	—
Foreign exchange contracts	213	—	213	—
Total liabilities	$ 2,128	$ —	$ 2,128	$ —

Cash Equivalents

Cash equivalents consisting of money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Cash equivalents consisting of certificates of deposit are classified within Level 2 of the fair value hierarchy because they are valued using observable market inputs, not active market prices. The Company considers all highly liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. The fair values of these investments approximate their carrying values.

Available-For-Sale Securities

Available-for-sale securities primarily consist of highly rated corporate debt securities and U.S. government backed securities which are classified as Level 1. Investments classified as Level 2 consist of debt securities that are valued using matrix pricing and benchmarking because they are not actively traded, and bank certificates of deposit. Matrix pricing is a mathematical technique used to value securities by relying on the securities' relationship to other benchmark quoted prices.

Convertible Debt Securities and Investment in Equity Securities

In the third quarter of fiscal year 2024, the Company purchased $2.0 million principal amount of convertible notes issued by a private company. The Company accounted for the investment in these convertible notes at fair value with changes in fair value recognized in the Consolidated Statement of Operations. As of the conversion of these notes into preferred stock of the private company described below, the fair value of the convertible notes was $2.1 million.

During the first quarter of fiscal year 2025, the Company converted the convertible notes into 420,000 shares of preferred stock of the private company. The conversion did not result in the recognition of additional gain or loss on the convertible notes. The shares of preferred stock are equity securities and within the scope of ASC *321, Investments - Equity Securities*. The Company elected the measurement alternative for its investment in the shares of preferred stock because the shares do not have a readily determinable fair value. As of September 30, 2025, the carrying value of the investment in the shares of preferred stock was $2.1 million and is included in "Other assets" on the Consolidated Balance Sheets. The fair value determination is classified as Level *3* based on unobservable inputs which were based on the best information available in the circumstance, including transaction pricing, recent acquisition, and market participant assumptions. The unobservable inputs used in the determination of the fair value of assets classified as Level 3 have an inherent measurement uncertainty that if changed could result in higher or lower fair value measurements of the assets as of the reporting date.

Foreign Exchange Contracts & Net Investment Hedge

The Company's foreign exchange contract assets and liabilities, and its net investment hedge assets and liabilities are measured and reported at fair value using the market method valuation technique. The inputs to this technique utilize current foreign currency exchange forward market rates published by third-party leading financial news and data providers. These are observable data that represent the rates that the financial institution uses for contracts entered into at that date; however, they are not based on actual transactions, so they are classified as Level 2.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In addition to assets and liabilities that are recorded at fair value on a recurring basis, impairment indicators may subject goodwill and long-lived assets to fair value measurement on a nonrecurring basis. As described in Note 8, *Goodwill and Intangible Assets,* the Company concluded that there was no impairment to goodwill for its Sample Management Solutions and Multiomics reporting units during fiscal year 2025 and 2024. During the second quarter of fiscal year 2024, the Company discontinued its sample sourcing product offering (a product line within the Sample Management Solutions segment). As a result, the Company recorded a $4.7 million impairment of intangible assets related to the sample sourcing business within "Impairment of goodwill and intangible assets" in its Consolidated Statements of Operations during the fiscal year ended September 30, 2024.

16. Income Taxes

The components of the income tax (benefit) expense from continuing operations for the fiscal years are as follows (in thousands):

	Year Ended September 30,		
	2025	2024	2023
Current income tax expense (benefit)			
Federal	$ (45,468)	$ 227	$ (45)
State	1,439	1,602	1,672
Foreign	12,265	11,150	8,549
Total current income tax expense	(31,764)	12,979	10,176
Deferred income tax expense (benefit):			
Federal	291	(4,773)	(18,737)
State	59	1,318	(390)
Foreign	(187)	(4,283)	(3,014)
Total deferred income tax expense (benefit)	163	(7,738)	(22,141)
Income tax expense (benefit)	$ (31,601)	$ 5,241	$ (11,965)

The components of income (loss) from continuing operations before income taxes for the fiscal years are as follows (in thousands):

	Year Ended September 30,		
	2025	2024	2023
Domestic	$ (33,676)	$ (39,648)	$ (53,400)
Foreign	26,533	20,523	33,395
Loss from continuing operations before income taxes	$ (7,143)	$ (19,125)	$ (20,005)

The differences between the income tax (benefit) expense on income (loss) from continuing operations and income taxes computed using the applicable U.S. statutory federal tax rates for the fiscal years ended September 30, 2025, 2024 and 2023 are as follows (in thousands):

	Year Ended September 30,		
	2025	2024	2023
Income tax benefit computed at federal statutory rate	$ (1,500)	$ (3,945)	$ (4,129)
State income taxes, net of federal benefit	(593)	(598)	(696)
Foreign income taxed at different rates	953	(3,521)	1,477
Worthless stock deduction	(45,600)	—	—
Impact of investments in subsidiaries	(23,348)	(22,583)	(6,059)
Change in deferred tax asset valuation allowance	36,475	31,793	(7)
Impact of change in uncertain tax positions	(398)	36	(1,321)
Global intangible low taxed income, net of foreign tax credits	4,914	3,767	310
Impact of tax rate changes	(928)	(46)	(1,391)
Compensation	1,353	1,413	1,484
Tax credits	(1,538)	(1,199)	(1,425)
Other non-deductible expenses and other taxes	(111)	1,461	1,069
Research and development expense deduction	(1,280)	(1,337)	(1,277)
Income tax (benefit) expense	$ (31,601)	$ 5,241	$ (11,965)

During fiscal year 2025, the Company recorded a $45.6 million tax benefit for a worthless stock deduction on an investment in a foreign subsidiary. The tax benefit is recorded as a long-term tax receivable on the balance sheet as it is driven by a capital loss that will be carried back to the federal tax return for fiscal year 2022.

During the fiscal year 2024, the Company repatriated approximately $455.0 million of cash from its German subsidiary. The Company recorded a net tax benefit in the amount of $3.2 million related to the repatriation. The benefit included $5.2 million related to deductible U.S. foreign exchange losses measured at the foreign exchange rate on the date of repatriation. This benefit was offset by $2.0 million of state income taxes, net of federal benefit. The tax provision impacts in fiscal year 2024 were offset by the reversal of the related deferred tax asset recorded in fiscal year 2023. Additionally, during fiscal year 2024, the Company reversed $2.9 million of the deferred tax asset previously established due to changes in foreign exchange rates up to the repatriation date. The impact was recorded against other comprehensive income.

During the fiscal year 2025, the Company repatriated approximately $41.1 million of cash from its China subsidiary and authorized the future repatriation of $21.5 million. The Company recorded a net tax provision in the amount of $6.4 million related to the repatriation. There is no plan to repatriate earnings as of September 30, 2025 with the exception of the $21.5 million noted above.

The Company has not provided deferred income taxes on the outside basis differences of any other foreign subsidiary and maintains its general assertion of indefinite reinvestment regarding those subsidiaries and the remaining earnings of its China subsidiary as of September 30, 2025. The remaining foreign earnings total approximately $377.5 million as of September 30, 2025 and are expected to be reinvested in foreign operations and acquisitions. The Company did not calculate estimated deferred tax liabilities on the remaining earnings because such calculations would not be practicable due to the complexity of its hypothetical calculation. The taxes on these earnings would primarily consist of foreign withholding taxes, taxes on foreign exchange gains and losses resulting from potential future distributions, and U.S. state income taxes. Substantially all of the unremitted earnings of the Company have been federally taxed in the United States based on the international tax regulations.

The global minimum tax of fifteen percent under the Organization for Economic Cooperation and Development's ("OECD") Pillar Two Global Anti-Base Erosion Rule is currently effective in certain jurisdictions in which we operate. The OECD continues to issue guidance on the framework and various countries continue to enact legislation with respect to their application of the framework. The Company has considered these rules in effect in the countries in which it operates and there is currently no impact to its financial statements. The rules are being monitored closely in the United States and the Company expects to be below the revenue threshold.

On July 4, 2025, the "One Big Beautiful Bill Act" was signed into U.S. tax law, extending many international provisions of the 2017 Tax Cuts and Jobs Act and providing additional favorable incentives. The Company will continue to monitor the financial impact of these changes. In the near term, the Company does not expect these changes to have an impact on the effective tax rate or cash flows. Many of the key incentives are not initially being elected by the Company.

The significant components of the net deferred tax assets and liabilities as of September 30, 2025 and 2024 are as follows (in thousands):

	September 30,	
	2025	2024
Accruals and reserves not currently deductible	$ 9,137	$ 10,291
Federal, state and foreign tax credits	2,326	1,151
Other assets	2,894	1,213
Equity compensation	3,776	2,359
Loss carryforwards	86,724	44,356
Lease liabilities	14,789	16,283
Capitalized research and development	7,035	6,253
Deferred revenue	2,954	3,573
Net unrealized loss on hedging and investments	8,241	527
Deferred tax assets	137,876	86,006
Depreciation and intangible amortization	(37,019)	(43,756)
Right-of-use assets	(13,626)	(15,217)
Other liabilities	(904)	(605)
Outside basis differences in subsidiaries	(2,149)	—
Deferred tax liabilities	(53,698)	(59,578)
Valuation allowance	(102,021)	(44,222)
Net deferred tax liability	$ (17,843)	$ (17,794)

The deferred tax assets on the balance sheets for September 30, 2025 and 2024 also include $0.3 million and $0.6 million deferred tax charges related to the company's intercompany profit elimination, respectively.

ASC Topic 740, *Income Taxes*, requires that all available evidence, both positive and negative, be considered in determining, based on the weight of that evidence, whether a valuation allowance is needed. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or the entire deferred tax asset.

The Company evaluates the realizability of its deferred tax assets and assesses the need for a valuation allowance on a quarterly basis. The Company operates in numerous countries under many legal forms and, as a result, is subject to the jurisdiction of numerous domestic and foreign tax authorities. The Company evaluates the profitability of its operations in each jurisdiction on a historic cumulative basis and on a forward-looking basis, while carefully considering carry-forward periods of tax attributes and ongoing tax planning strategies in assessing the need for the valuation allowance.

The Company maintains valuation allowances of $27.9 million against deferred tax assets in the United States as of September 30, 2025. The Company also maintains valuation allowances against net deferred tax assets in certain foreign jurisdictions totaling $74.1 million as of September 30, 2025.

As of September 30, 2025, the Company has tax-effected federal, state and foreign loss carry-forwards of approximately $4.4 million, $7.4 million and $74.9 million, respectively. The federal net operating losses carry forward indefinitely with the deductions limited to eighty percent of taxable income in any given year. The state net operating loss carry-forwards will begin to expire in 2033. Many of the foreign net operating loss carry-forwards have no limit in number of years, but some have deductions capped at a certain percent of taxable income.

The Company has performed studies to determine if there are any annual limitations on the federal net operating losses under Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. As a result of these studies, the Company has determined that ownership changes occurred primarily in connection with acquired subsidiaries. The benefits of the net operating losses that will expire before utilization have not been recorded as deferred tax assets in the Consolidated Balance Sheets. Subsequent ownership changes may further affect the limitation in future years.

The Company maintains liabilities for unrecognized tax benefits. These liabilities involve judgment and estimation, and they are monitored based on the best information available. A reconciliation of the beginning and ending amount of the consolidated liability for unrecognized income tax benefits during the fiscal years ended September 30, 2025, 2024 and 2023 is as follows (in thousands):

	Year Ended September 30,					
	2025		**2024**		**2023**	
Balance at beginning of period	$	298	$	1,679	$	2,006
Additions from current year positions		2,500		—		—
Reductions from lapses in statutes of limitation		(298)		(1,381)		(327)
Balance at end of period	$	2,500	$	298	$	1,679

The Company is subject to U.S. federal, state, local and foreign income taxes in various jurisdictions. The amount of income taxes paid is subject to the Company's interpretation of applicable tax laws in the jurisdictions in which it files.

In the normal course of business, the Company is subject to income tax audits in various global jurisdictions in which it operates. The years subject to examination vary for the United States and international jurisdictions, with the earliest tax year being 2019. Based on the outcome of these examinations or the expiration of statutes of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits could change from those recorded in the Consolidated Balance Sheets. In fiscal year 2025, the Company recognized tax benefits of $0.3 million due to statute of limitations expirations.

17.   Net Loss per Share

The following table shows the computation of basic and diluted loss per share for the fiscal years ended September 30, 2025, 2024 and 2023 (in thousands, except per share data):

		Year Ended September 30,				
		2025		2024		2023
Income (loss) from continuing operations	$	24,458	$	(24,366)	$	(8,040)
Loss from discontinued operations, net of tax		(80,221)		(140,531)		(6,596)
Net loss		(55,763)		(164,897)		(14,636)
Weighted average common shares outstanding used in computing basic loss per share		45,743		53,175		66,253
Dilutive restricted stock units		153		—		—
Weighted average common shares outstanding used in computing diluted loss per share		45,896		53,175		66,253
Basic net loss per share:						
Loss from continuing operations	$	0.53	$	(0.46)	$	(0.12)
Loss from discontinued operations, net of tax		(1.75)		(2.64)		(0.10)
Basic net loss per share	$	(1.22)	$	(3.10)	$	(0.22)
Diluted net loss per share:						
Loss from continuing operations	$	0.53	$	(0.46)	$	(0.12)
Loss from discontinued operations, net of tax		(1.75)		(2.64)		(0.10)
Diluted net loss per share	$	(1.22)	$	(3.10)	$	(0.22)

For the fiscal year ended September 30, 2025, unvested restricted stock units and shares issued by the Company under the employee stock purchase plan representing 158,856 shares were excluded from the computation of diluted income per share from continuing operations as their inclusion would have been antidilutive.

18. Segment and Geographic Information

Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which discrete financial information is available and regularly reviewed by the CODM in deciding how to allocate resources and to assess performance. The Company's operations are organized and managed by type of products and services and segment information is reported accordingly. The Company's Chief Executive Officer is the Company's CODM. There have been no operating segments aggregated to arrive at the Company's reportable segments. Revenues for all operating segments include only transactions with unaffiliated customers and include no intersegment revenues. The accounting policies of the reportable segments are the same as those described in Note 2, *Summary of Significant Accounting Policies*.

As of November 12, 2024, the Company's B Medical Systems business met the "held for sale" criteria and "discontinued operations" criteria in accordance with FASB ASC 205 and the results of the B Medical Systems business are included within discontinued operations. As a result, the Company's continuing operations includes the following two operating and reportable segments:

●   **Sample Management Solutions**. The Sample Management Solutions business resources operate as a single business unit offering end-to-end sample management products and services, including: Sample Repository Services and Core Products (Automated Stores, Cryogenic Systems, Automated Sample Tube, Consumables and Instruments and Controlled Rate Thawing Devices).

●   **Multiomics**. The Multiomics business resources operate as a single business unit offering genomic and other sample analysis services, including gene sequencing, synthesis and related services.

Management considers adjusted operating income (loss) as the primary performance metric when evaluating each segment's operations. The Company uses this measure because it helps management understand and evaluate the segments' core operating results and facilitates comparison of performance for determining compensation.

The CODM uses segment revenues and segment adjusted operating income (loss) predominantly in the monthly and quarterly business review processes. During these processes, the CODM considers budget-to-actual variances to evaluate both internal (for example, changes in selling prices, strategic growth investments, productivity and business mix) and external (for example, inflation and foreign currency) events and conditions.

The following is the summary of the financial information for the Company's reportable segments for the fiscal years ended September 30, 2025, 2024 and 2023 (in thousands):

		Year Ended September 30,				
		2025		**2024**		**2023**
Revenue:						
Sample Management Solutions	$	324,590	$	318,896	$	303,190
Multiomics		269,231		254,552		248,296
Total revenue	$	593,821	$	573,448	$	551,486
Adjusted operating income (loss):						
Sample Management Solutions	$	27,550	$	11,106	$	(2,293)
Multiomics		(11,937)		(7,733)		(13,337)
Segment adjusted operating income (loss)		15,613		3,373		(15,630)
Amortization of completed technology		7,965		8,066		7,847
Amortization of intangible assets other than completed technology		16,475		20,496		24,221
Transformation[1] and rebranding costs		10,405		9,879		(49)
Restructuring charges		5,171		6,766		4,577
Impairment of goodwill and intangible assets		—		4,658		—
Merger and acquisition costs and costs related to share repurchase[2]		2,403		4,874		8,962
Other miscellanous expenses		38		(82)		58
Total operating loss		(26,844)		(51,284)		(61,246)
Interest income, net		18,779		32,891		43,541
Other income (expense), net		922		(732)		(2,300)
Loss from continuing operations before income taxes	$	(7,143)	$	(19,125)	$	(20,005)

(1)   Transformation costs represent non-recurring expenses for strategic projects with anticipated long-term benefits to the Company focused on cost reduction and productivity improvement that do not meet the definition of restructuring charges. These costs are directed at simplifying, standardizing, streamlining, and optimizing the Company's operations, processes and systems to permanently alter the Company's operations for the long term. For a project to be considered transformational, successful completion of the project must be expected to bring long-term material benefits to the organization and involve significant changes to process and/or underlying technology. Transformation costs in the period result from actions taken as part of the Company's 2024 transformation plan and primarily relate to one time asset write downs associated with changes in technology, one time inventory write downs relating to restructuring actions taken in the period, and third-party consulting costs associated with process and systems re-design.

(2)   Includes expenses related to governance-related matters.

Adjusted operating income (loss) excludes charges related to amortization of intangible assets, transformation costs, restructuring charges, goodwill and intangible asset impairment, merger and acquisition costs, costs related to share repurchase and governance-related matters, and other miscellaneous expenses.

The segment expenses regularly provided to the CODM are adjusted cost of revenues which primarily consist of costs of direct materials and direct labor, freight, warranty, depreciation expenses, and facilities costs and adjusted operating expenses which primarily consists of employee salaries and benefits for R&D, selling, marketing, and administrative personnel, commissions, advertising and promotional expenses, audit, legal and strategic consulting fees, depreciation expenses, facilities costs, insurance, and information systems costs. Centrally incurred costs are primarily allocated to segments using a percentage of budgeted segment revenue over total revenue.

Sample Management Solutions

		Year Ended September 30,				
		2025		**2024**		**2023**
Total revenue	$	324,590	$	318,896	$	303,190
Less: Adjusted cost of revenue		163,345		173,173		169,106
Less: Adjusted operating expenses		133,695		134,617		136,377
Adjusted operating income (loss)	$	27,550	$	11,106	$	(2,293)
Other Information						
Depreciation Expense	$	11,457	$	10,708	$	10,527

Multiomics

		Year Ended September 30,				
		2025		**2024**		**2023**
Total revenue	$	269,231	$	254,552	$	248,296
Less: Adjusted cost of revenue		152,161		137,230		135,324
Less: Adjusted operating expenses		129,007		125,055		126,309
Adjusted operating income (loss)	$	(11,937)	$	(7,733)	$	(13,337)

Other Information

Depreciation Expense	$	15,249	$	14,486	$	14,208

The following is the summary of the asset information for the Company's reportable segments as of September 30, 2025 and 2024 (in thousands):

Assets:		September 30, 2025		September 30, 2024		September 30, 2023
Sample Management Solutions	$	854,402	$	849,418	$	675,247
Multiomics		445,212		462,825		534,437
Total assets	$	1,299,614	$	1,312,243	$	1,209,684

The following is a reconciliation of the segment assets to the corresponding amounts presented in the Consolidated Balance Sheets as of September 30, 2025 and 2024 (in thousands):

		September 30, 2025		September 30, 2024		September 30, 2023
Segment assets	$	1,299,614	$	1,312,243	$	1,209,684
Cash and cash equivalents, restricted cash, and marketable securities		546,201		490,707		1,104,827
Deferred tax assets		726		837		657
General corporate assets		54,500		23,632		28,024
Assets held for sale		158,541		272,846		542,153
Total assets	$	2,059,582	$	2,100,265	$	2,885,345

Revenue from external customers is attributed to geographic areas based on locations in which the product is shipped. Net revenue by geographic area for the fiscal years ended September 30, 2025, 2024 and 2023 are as follows (in thousands):

		Year Ended September 30,				
		2025		**2024**		**2023**
Geographic Location:						
United States	$	365,003	$	365,054	$	351,405
China		58,347		58,242		52,131
United Kingdom		35,388		27,204		26,660
Rest of Europe		107,370		95,154		87,186
Asia Pacific		23,280		21,320		25,630
Other		4,433		6,474		8,474
Total revenue	$	593,821	$	573,448	$	551,486

Net long-lived assets, excluding goodwill and other intangible assets, by geographic area as of September 30, 2025 and 2024 is as follows (in thousands):

| | September 30, | | | |
	2025		2024	
United States	$	116,681	$	122,506
China		56,715		54,918
Europe		31,012		34,300
Asia Pacific		3,505		4,140
Other		89		164
Total long-lived assets, net	$	208,002	$	216,028

Significant Customers

There were no customers that accounted for more than 10% of the Company's consolidated revenue for fiscal years 2025, 2024, and 2023. As of September 30, 2025, 2024 and 2023 there were no customers that accounted for 10% or more of the Company's accounts receivable balance.

19.   Commitments and Contingencies

Contingencies

The Company is subject to various legal proceedings, both asserted and unasserted, that arise in the ordinary course of business. The Company cannot predict the ultimate outcome of such legal proceedings or, in certain instances, provide reasonable ranges of potential losses. The Company considers all claims on a quarterly basis and based on known facts assesses whether potential losses are considered reasonably possible, probable, and estimable. Based upon this assessment, the Company then evaluates disclosure requirements and whether to accrue for such claims in the consolidated financial statements. At September 30, 2025 and as of the date of issuance of these consolidated financial statements, the Company believes that no new material provision for liability nor new disclosure is required related to any claims. In the event of unexpected subsequent developments and given the inherent unpredictability of these matters, there can be no assurance that the Company's assessment of any claim will reflect the ultimate outcome, and an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated financial position or results of operations in particular quarterly or annual periods.

Tariff Matter

With the assistance of a third-party consultant, during the first quarter of fiscal year 2021, the Company initiated a review of the value of transactions it used for intercompany imports into the United States from its GENEWIZ business. As a result of this review and an interpretation surrounding the valuation method used to calculate the estimated transaction value, the Company revised its estimate of the tariffs owed and paid $5.9 million to U.S. customs authorities in fiscal year 2022 related to transactions prior to December 2021. In July 2024, the Company paid approximately $2.5 million in tariffs as well as interest related to the imports from its GENEWIZ business into the United States during the period from December 2021 to July 2024. As of September 30, 2025, the Company does not anticipate any penalties associated with this payment because its valuation methodology was accepted by U.S. customs authorities during previous voluntary disclosures. The Company expects that the U.S. customs authorities will issue the final audit results for these periods by the end of the third quarter of fiscal year 2026.

Purchase Commitments

At September 30, 2025, the Company had non-cancellable commitments of $38.2 million, comprised of purchase orders for inventory of $28.7 million, and other operating expense commitments of $9.5 million.

20. Revision of Previously Issued Quarterly Information (Unaudited)

The following tables present selected unaudited Condensed Consolidated Statements of Operations, Statements of Comprehensive Income (Loss),Statements of Cash flows for each quarter of the periods indicated, as well as information about the impact of the revision adjustments discussed in Note 2, *Summary of Significant Accounting Policies,* on the previously reported amounts for those periods, and the Condensed Consolidated Balance Sheets for periods within fiscal 2025 (in thousands, except per share data):

(unaudited)	Three months ended December 31, 2023 As Revised		Three months ended March 31, 2024 As Revised		Three months ended June 30, 2024 As Revised		Three months ended September 30, 2024 As Revised	
Revenue								
Products	$	43,707	$	38,772	$	44,028	$	47,210
Services		98,490		97,583		100,264		103,394
Total revenue		142,197		136,355		144,292		150,604
Cost of revenue								
Products		26,499		24,185		26,481		28,281
Services		53,929		52,394		53,221		53,836
Total cost of revenue		80,428		76,579		79,702		82,117
Gross profit		61,769		59,776		64,590		68,487
Operating expenses								
Research and development		7,987		8,410		7,588		7,539
Selling, general and administrative		67,857		67,960		62,407		64,734
Impairment of goodwill and intangible assets		-		4,658		-		-
Restructuring Charges		786		3,428		1,701		851
Total operating expenses		76,630		84,456		71,696		73,124
Operating loss		(14,861)		(24,680)		(7,106)		(4,637)
Other Income								
Interest income, net		9,955		9,479		7,925		5,532
Other income (expense), net		518		(268)		(378)		(604)
(Loss) income from continuing operations before income taxes		(4,390)		(15,469)		443		291
Income tax expense		1,340		1,292		573		2,036
Loss from continuing operations		(5,730)		(16,761)		(130)		(1,745)
Loss from discontinued operations, net of tax		(8,532)		(120,681)		(6,424)		(4,894)
Net loss	$	(14,262)	$	(137,442)	$	(6,554)	$	(6,639)
Basic net loss per share:								
Loss from continuing operations	$	(0.10)	$	(0.30)	$	-	$	(0.04)
Loss from discontinued operations, net of tax		(0.15)		(2.18)		(0.12)		(0.10)
Basic net loss per share	$	(0.25)	$	(2.48)	$	(0.12)	$	(0.14)
Diluted net loss per share:								
Loss from continuing operations	$	(0.10)	$	(0.30)	$	-	$	(0.04)
Loss from discontinued operations, net of tax		(0.15)		(2.18)		(0.12)		(0.10)
Diluted net loss per share	$	(0.25)	$	(2.48)	$	(0.12)	$	(0.14)
Weighted average shares used in computing net income (loss) per share:								
Basic		56,709		55,440		52,963		48,079
Diluted		56,709		55,440		52,963		48,079

(unaudited)	Three months ended December 31, 2024 As Revised		Three months ended March 31, 2025 As Revised		Three months ended June 30, 2025 As Revised		Three months ended September 30, 2025	
Revenue								
Products	$	43,827	$	41,955	$	39,387	$	48,020
Services		103,609		101,383		104,468		111,172
Total revenue		147,436		143,338		143,855		159,192
Cost of revenue								
Products		24,041		24,994		19,572		26,287
Services		54,576		55,561		57,879		60,631

Total cost of revenue	78,617	80,555	77,451	86,918
Gross profit	68,819	62,783	66,404	72,274
Operating expenses				
Research and development	7,113	7,602	7,417	8,258
Selling, general and administrative	69,976	69,795	60,083	61,709
Restructuring Charges	431	3,580	754	406
Total operating expenses	77,520	80,977	68,254	70,373
Operating loss	(8,701)	(18,194)	(1,850)	1,901
Other Income				
Interest income, net	4,298	4,489	4,973	5,019
Other income (expense), net	1,204	1,158	(820)	(620)
(Loss) income from continuing operations before income taxes	(3,199)	(12,547)	2,303	6,300
Income tax (benefit) expense	3,874	7,243	2,635	(45,353)
(Loss) income from continuing operations	(7,073)	(19,790)	(332)	51,653
Loss from discontinued operations, net of tax	(3,919)	(27,871)	(47,655)	(776)
Net loss	$ (10,992)	$ (47,661)	$ (47,987)	$ 50,877
Basic net income (loss) per share:				
(Loss) income from continuing operations	$ (0.16)	$ (0.43)	$ (0.01)	$ 1.13
Loss from discontinued operations, net of tax	(0.09)	(0.61)	(1.04)	(0.02)
Basic net income (loss) per share	$ (0.25)	$ (1.04)	$ (1.05)	$ 1.11
Diluted net income (loss) per share:				
(Loss) income from continuing operations	$ (0.16)	$ (0.43)	$ (0.01)	$ 1.12
Loss from discontinued operations, net of tax	(0.09)	(0.61)	(1.04)	(0.02)
Diluted net income (loss) per share	$ (0.25)	$ (1.04)	$ (1.05)	$ 1.11
Weighted average shares used in computing net income (loss) per share:				
Basic	45,626	45,732	45,780	45,833
Diluted	45,626	45,732	45,780	45,994

	Three months ended December 31, 2024			Three months ended December 31, 2023		
(unaudited)	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenue						
Products	$ 43,827	$ -	$ 43,827	$ 43,707	$ -	$ 43,707
Services	103,683	(74)	103,609	98,018	472	98,490
Total revenue	147,510	(74)	147,436	141,725	472	142,197
Cost of revenue						
Products	25,334	(1,293)	24,041	26,783	(284)	26,499
Services	53,505	1,071	54,576	53,199	730	53,929
Total cost of revenue	78,839	(222)	78,617	79,982	446	80,428
Gross profit	68,671	148	68,819	61,743	26	61,769
Operating expenses						
Research and development	6,380	733	7,113	7,313	674	7,987
Selling, general and administrative	73,213	(3,237)	69,976	69,889	(2,032)	67,857
Total operating expenses	80,024	(2,504)	77,520	77,988	(1,358)	76,630
Operating loss	(11,353)	2,652	(8,701)	(16,245)	1,384	(14,861)
Loss from continuing operations before income taxes	(5,852)	2,653	(3,199)	(5,772)	1,382	(4,390)
Income tax expense	3,569	305	3,874	1,420	(80)	1,340
Loss from continuing operations	(9,421)	2,348	(7,073)	(7,192)	1,462	(5,730)
Loss from discontinued operations, net of tax	(3,919)	-	(3,919)	(8,532)	-	(8,532)
Net loss	$ (13,340)	$ 2,348	$ (10,992)	$ (15,724)	$ 1,462	$ (14,262)
Basic net loss per share:						
Loss from continuing operations	$ (0.21)	$ 0.05	$ (0.16)	$ (0.13)	$ 0.03	$ (0.10)
Loss from discontinued operations, net of tax	(0.09)	-	(0.09)	(0.15)	-	(0.15)
Basic net loss per share	$ (0.30)	$ 0.05	$ (0.25)	$ (0.28)	$ 0.03	$ (0.25)
Diluted net loss per share:						
Loss from continuing operations	$ (0.21)	$ 0.05	$ (0.16)	$ (0.13)	$ 0.03	$ (0.10)
Loss from discontinued operations, net of tax	(0.09)	-	(0.09)	(0.15)	-	(0.15)
Diluted net loss per share	$ (0.30)	$ 0.05	$ (0.25)	$ (0.28)	$ 0.03	$ (0.25)
Weighted average shares used in computing net income (loss) per share:						
Basic	45,626		45,626	56,709		56,709
Diluted	45,626		45,626	56,709		56,709

(unaudited)	Three months ended March 31, 2025			Three months ended March 31, 2024		
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenue						
Products	$ 41,955	$ -	$ 41,955	$ 38,772	$ -	$ 38,772
Services	101,463	(80)	101,383	97,583	-	97,583
Total revenue	143,418	(80)	143,338	136,355	-	136,355
Cost of revenue						
Products	23,159	1,835	24,994	24,015	170	24,185
Services	54,373	1,188	55,561	51,676	718	52,394
Total cost of revenue	77,532	3,023	80,555	75,691	888	76,579
Gross profit	65,886	(3,103)	62,783	60,664	(888)	59,776
Operating expenses						
Research and development	6,869	733	7,602	7,733	677	8,410
Selling, general and administrative	71,588	(1,793)	69,795	69,058	(1,098)	67,960
Total operating expenses	82,037	(1,060)	80,977	84,877	(421)	84,456
Operating loss	(16,151)	(2,043)	(18,194)	(24,213)	(467)	(24,680)
Loss from continuing operations before income taxes	(10,505)	(2,042)	(12,547)	(15,002)	(467)	(15,469)
Income tax (benefit) expense	7,680	(437)	7,243	1,200	92	1,292
Loss from continuing operations	(18,185)	(1,605)	(19,790)	(16,202)	(559)	(16,761)
Loss from discontinued operations, net of tax	(22,271)	(5,600)	(27,871)	(120,678)	(3)	(120,681)
Net loss	$ (40,456)	$ (7,205)	$ (47,661)	$ (136,880)	$ (562)	$ (137,442)
Basic net loss per share:						
Loss from continuing operations	$ (0.40)	$ (0.03)	$ (0.43)	$ (0.29)	$ (0.01)	$ (0.30)
Loss from discontinued operations, net of tax	(0.49)	(0.12)	(0.61)	(2.18)	-	(2.18)
Basic net loss per share	$ (0.89)	$ (0.15)	$ (1.04)	$ (2.47)	$ (0.01)	$ (2.48)
Diluted net loss per share:						
Loss from continuing operations	$ (0.40)	$ (0.03)	$ (0.43)	$ (0.29)	$ (0.01)	$ (0.30)
Loss from discontinued operations, net of tax	(0.49)	(0.12)	(0.61)	(2.18)	-	(2.18)
Diluted net loss per share	$ (0.89)	$ (0.15)	$ (1.04)	$ (2.47)	$ (0.01)	$ (2.48)
Weighted average shares used in computing net income (loss) per share:						
Basic	45,732		45,732	55,440		55,440
Diluted	45,732		45,732	55,440		55,440

(unaudited)	Six months ended March 31, 2025			Six months ended March 31, 2024		
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenue						
Products	$ 85,782	$ -	$ 85,782	$ 82,479	$ -	$ 82,479
Services	205,146	(154)	204,992	195,601	472	196,073
Total revenue	290,928	(154)	290,774	278,080	472	278,552
Cost of revenue						
Products	48,493	542	49,035	50,798	(114)	50,684
Services	107,878	2,259	110,137	104,875	1,448	106,323
Total cost of revenue	156,371	2,801	159,172	155,673	1,334	157,007
Gross profit	134,557	(2,955)	131,602	122,407	(862)	121,545
Operating expenses						
Research and development	13,249	1,466	14,715	15,046	1,351	16,397
Selling, general and administrative	144,801	(5,030)	139,771	138,947	(3,130)	135,817
Total operating expenses	162,061	(3,564)	158,497	162,865	(1,779)	161,086
Operating loss	(27,504)	609	(26,895)	(40,458)	917	(39,541)
Loss from continuing operations before income taxes	(16,357)	611	(15,746)	(20,774)	915	(19,859)
Income tax (benefit) expense	11,249	(132)	11,117	2,620	12	2,632
Loss from continuing operations	(27,606)	743	(26,863)	(23,394)	903	(22,491)
Loss from discontinued operations, net of tax	(26,190)	(5,600)	(31,790)	(129,210)	(3)	(129,213)
Net loss	$ (53,796)	$ (4,857)	$ (58,653)	$ (152,604)	$ 900	$ (151,704)
Basic net loss per share:						
Loss from continuing operations	$ (0.60)	$ 0.01	$ (0.59)	$ (0.42)	$ 0.02	$ (0.40)
Loss from discontinued operations, net of tax	(0.57)	(0.13)	(0.70)	(2.30)	-	(2.30)
Basic net loss per share	$ (1.17)	$ (0.12)	$ (1.29)	$ (2.72)	$ 0.02	$ (2.70)
Diluted net loss per share:						
Loss from continuing operations	$ (0.60)	$ 0.01	$ (0.59)	$ (0.42)	$ 0.02	$ (0.40)
Loss from discontinued operations, net of tax	(0.57)	(0.13)	(0.70)	(2.30)	-	(2.30)
Diluted net loss per share	$ (1.17)	$ (0.12)	$ (1.29)	$ (2.72)	$ 0.02	$ (2.70)

Weighted average shares used in computing net income (loss) per share:				
Basic	45,658	45,658	56,078	56,078
Diluted	45,658	45,658	56,078	56,078

(unaudited)	Three months ended June 30, 2025			Three months ended June 30, 2024		
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenue						
Products	$ 39,387	$ -	$ 39,387	$ 44,028	$ -	$ 44,028
Services	104,555	(87)	104,468	100,264	-	100,264
Total revenue	143,942	(87)	143,855	144,292	-	144,292
Cost of revenue						
Products	19,592	(20)	19,572	26,306	175	26,481
Services	56,590	1,289	57,879	52,508	713	53,221
Total cost of revenue	76,182	1,269	77,451	78,814	888	79,702
Gross profit	67,760	(1,356)	66,404	65,478	(888)	64,590
Operating expenses						
Research and development	6,685	732	7,417	6,911	677	7,588
Selling, general and administrative	61,035	(952)	60,083	63,972	(1,565)	62,407
Total operating expenses	68,474	(220)	68,254	72,584	(888)	71,696
Operating loss	(714)	(1,136)	(1,850)	(7,106)	-	(7,106)
Income from continuing operations before income taxes	3,438	(1,135)	2,303	443	-	443
Income tax expense	2,758	(123)	2,635	600	(27)	573
Income (loss) from continuing operations	680	(1,012)	(332)	(157)	27	(130)
Loss from discontinued operations, net of tax	(53,486)	5,831	(47,655)	(6,424)	-	(6,424)
Net loss	$ (52,806)	$ 4,819	$ (47,987)	$ (6,581)	$ 27	$ (6,554)
Basic net income (loss) per share:						
Income (loss) from continuing operations	$ 0.01	$ (0.02)	$ (0.01)	$ -	$ -	$ -
Loss from discontinued operations, net of tax	(1.17)	0.13	(1.04)	(0.12)	-	(0.12)
Basic net loss per share	$ (1.16)	$ 0.11	$ (1.05)	$ (0.12)	$ -	$ (0.12)
Diluted net income (loss) per share:						
Income (loss) from continuing operations	$ 0.01	$ (0.02)	$ (0.01)	$ -	$ -	$ -
Loss from discontinued operations, net of tax	(1.17)	0.13	(1.04)	(0.12)	-	(0.12)
Diluted net loss per share	$ (1.16)	$ 0.11	$ (1.05)	$ (0.12)	$ -	$ (0.12)
Weighted average shares used in computing net income (loss) per share:						
Basic	45,780		45,780	52,963		52,963
Diluted	45,823		45,780	52,963		52,963

(unaudited)	Nine months ended June 30, 2025			Nine months ended June 30, 2024		
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenue						
Products	$ 125,169	$ -	$ 125,169	$ 126,507	$ -	$ 126,507
Services	309,701	(241)	309,460	295,865	472	296,337
Total revenue	434,870	(241)	434,629	422,372	472	422,844
Cost of revenue						
Products	68,085	522	68,607	77,104	61	77,165
Services	164,468	3,548	168,016	157,383	2,161	159,544
Total cost of revenue	232,553	4,070	236,623	234,487	2,222	236,709
Gross profit	202,317	(4,311)	198,006	187,885	(1,750)	186,135
Operating expenses						
Research and development	19,934	2,198	22,132	21,957	2,028	23,985
Selling, general and administrative	205,836	(5,982)	199,854	202,919	(4,695)	198,224
Total operating expenses	230,535	(3,784)	226,751	235,449	(2,667)	232,782
Operating loss	(28,218)	(527)	(28,745)	(47,564)	917	(46,647)
Loss from continuing operations before income taxes	(12,919)	(524)	(13,443)	(20,332)	916	(19,416)
Income tax (benefit) expense	14,007	(255)	13,752	3,220	(15)	3,205
Loss from continuing operations	(26,926)	(269)	(27,195)	(23,552)	931	(22,621)
Loss from discontinued operations, net of tax	(79,676)	231	(79,445)	(135,634)	(3)	(135,637)
Net loss	$ (106,602)	$ (38)	$ (106,640)	$ (159,186)	$ 928	$ (158,258)
Basic net loss per share:						
Loss from continuing operations	$ (0.59)	$ -	$ (0.59)	$ (0.43)	$ 0.02	$ (0.41)
Loss from discontinued operations, net of tax	(1.74)	-	(1.74)	(2.47)	-	(2.47)
Basic net loss per share	$ (2.33)	$ -	$ (2.33)	$ (2.90)	$ 0.02	$ (2.88)
Diluted net loss per share:						
Loss from continuing operations	$ (0.59)	$ -	$ (0.59)	$ (0.43)	$ 0.02	$ (0.41)
Loss from discontinued operations, net of tax	(1.74)	-	(1.74)	(2.47)	-	(2.47)
Diluted net loss per share	$ (2.33)	$ -	$ (2.33)	$ (2.90)	$ 0.02	$ (2.88)

Weighted average shares used in computing net income (loss) per share:					
Basic	45,712		45,712	54,914	54,914
Diluted	45,712		45,712	54,914	54,914

(unaudited)	Three months ended September 30, 2025			Three months ended September 30, 2024		
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenue						
Products	$ 48,020	$ -	$ 48,020	$ 47,210	$ -	$ 47,210
Services	111,172	-	111,172	103,616	(222)	103,394
Total revenue	159,192	-	159,192	150,826	(222)	150,604
Cost of revenue						
Products	26,287	-	26,287	28,120	161	28,281
Services	60,631	-	60,631	53,119	717	53,836
Total cost of revenue	86,918	-	86,918	81,239	878	82,117
Gross profit	72,274	-	72,274	69,587	(1,100)	68,487
Operating expenses						
Research and development	8,258	-	8,258	6,864	675	7,539
Selling, general and administrative	61,709	-	61,709	64,869	(135)	64,734
Total operating expenses	70,373	-	70,373	72,584	540	73,124
Operating income (loss)	1,901	-	1,901	(2,997)	(1,640)	(4,637)
Income from continuing operations before income taxes	6,300	-	6,300	1,929	(1,638)	291
Income tax (benefit) expense	(45,353)	-	(45,353)	2,017	19	2,036
Income (loss) from continuing operations	51,653	-	51,653	(88)	(1,657)	(1,745)
Loss from discontinued operations, net of tax	(776)	-	(776)	(4,897)	3	(4,894)
Net loss	$ 50,877	$ -	$ 50,877	$ (4,985)	$ (1,654)	$ (6,639)
Basic net income (loss) per share:						
Income (loss) from continuing operations	$ 1.13	$ -	$ 1.13	$ -	$ (0.04)	$ (0.04)
Loss from discontinued operations, net of tax	(0.02)	-	(0.02)	(0.10)	-	(0.10)
Basic net income (loss) per share:	$ 1.11	$ -	$ 1.11	$ (0.10)	$ (0.04)	$ (0.14)
Diluted net income (loss) per share:						
Income (loss) from continuing operations	$ 1.12	$ -	$ 1.12	$ -	$ (0.04)	$ (0.04)
Loss from discontinued operations, net of tax	(0.02)	-	(0.02)	(0.10)	-	(0.10)
Diluted net income (loss) per share	$ 1.11	$ -	$ 1.11	$ (0.10)	$ (0.04)	$ (0.14)
Weighted average shares used in computing net income (loss) per share:						
Basic	45,833		45,833	48,079		48,079
Diluted	45,994		45,994	48,079		48,079

(unaudited)	Three months ended December 31, 2024		
	As Reported	Adjustments	As Revised
Net loss	$ (13,340)	$ 2,348	$ (10,992)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(47,298)	(25)	(47,323)
Total other comprehensive income (loss), net of tax	(41,773)	(25)	(41,798)
Comprehensive income (loss)	$ (55,113)	$ 2,323	$ (52,790)

(unaudited)	Three months ended March 31, 2025		
	As Reported	Adjustments	As Revised
Net loss	$ (40,456)	$ (7,205)	$ (47,661)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	23,438	(38)	23,400
Total other comprehensive income (loss), net of tax	13,088	(38)	13,050
Comprehensive income (loss)	$ (27,368)	$ (7,243)	$ (34,611)

(unaudited)	Six months ended March 31, 2025		
	As Reported	Adjustments	As Revised
Net loss	$ (53,796)	$ (4,857)	$ (58,653)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(23,860)	(63)	(23,923)
Total other comprehensive income (loss), net of tax	(28,685)	(63)	(28,748)

Comprehensive income (loss)	$ (82,481)	$ (4,920)	$ (87,401)

	Three months ended June 30, 2025		
(unaudited)	**As Reported**	**Adjustments**	**As Revised**
Net loss	$ (52,806)	$ 4,819	$ (47,987)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	57,321	(223)	57,098
Total other comprehensive income (loss), net of tax	22,514	(223)	22,291
Comprehensive income (loss)	$ (30,292)	$ 4,596	$ (25,696)

	Nine months ended June 30, 2025		
(unaudited)	**As Reported**	**Adjustments**	**As Revised**
Net loss	$ (106,602)	$ (38)	$ (106,640)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	33,462	(286)	33,176
Total other comprehensive income (loss), net of tax	(6,171)	(286)	(6,457)
Comprehensive income (loss)	$ (112,773)	$ (324)	$ (113,097)

	Three months ended December 31, 2024			Three months ended December 31, 2023		
(unaudited)	**As Reported**	**Adjustments**	**As Revised**	**As Reported**	**Adjustments**	**As Revised**
Cash flows from operating activities						
Net loss	$ (13,340)	$ 2,348	$ (10,992)	$ (15,724)	$ 1,462	$ (14,262)
Adjustments to reconcile net loss to net cash provided by operating activities:						
Deferred income taxes	457	200	657	(7,317)	(79)	(7,396)
Changes in operating assets and liabilities:						
Accounts receivable	4,850	-	4,850	2,830	(471)	2,359
Inventories	(4,646)	(2,976)	(7,622)	4,929	(444)	4,485
Accrued compensation and tax withholdings	650	(1,287)	(637)	(979)	-	(979)
Other assets and liabilities	11,056	886	11,942	3,910	(604)	3,306
Net cash provided by operating activities	30,628	(830)	29,798	13,756	(136)	13,617
Cash flows from investing activities						
Purchases of property, plant, and equipment	(8,580)	830	(7,750)	(11,291)	-	(11,291)
Net cash provided by investing activities	76,256	830	77,086	99,025	-	99,025
Effects of exchange rate changes on cash, cash equivalents and restricted cash	$ (8,311)	$ -	$ (8,311)	$ 24,548	$ 139	$ 24,687

	Six months ended March 31, 2025			Six months ended March 31, 2024		
(unaudited)	**As Reported**	**Adjustments**	**As Revised**	**As Reported**	**Adjustments**	**As Revised**
Cash flows from operating activities						
Net loss	$ (53,796)	$ (4,857)	$ (58,653)	$ (152,604)	$ 900	$ (151,704)
Adjustments to reconcile net loss to net cash provided by operating activities:						
Loss on assets held for sale	24,187	7,661	31,848	-	-	-
Deferred income taxes	(1,885)	(2,298)	(4,183)	(9,456)	13	(9,443)
Changes in operating assets and liabilities:						
Accounts receivable	6,713	-	6,713	2,922	(471)	2,451
Inventories	(6,030)	250	(5,780)	8,238	(444)	7,794
Accounts Payable	1,864	117	1,981	936	-	936
Accrued compensation and tax withholdings	(2,379)	423	(1,956)	(7,831)	-	(7,831)
Other assets and liabilities	12,752	(1,295)	11,457	1,379	(73)	1,306
Net cash provided by operating activities	$ 44,201	$ -	$ 44,201	$ 22,371	$ (75)	$ 22,296
Effects of exchange rate changes on cash, cash equivalents and restricted cash	$ (4,459)	$ -	$ (4,459)	$ 16,255	$ 75	$ 16,330

	Nine months ended June 30, 2025			Nine months ended June 30, 2024		
(unaudited)	**As Reported**	**Adjustments**	**As Revised**	**As Reported**	**Adjustments**	**As Revised**
Cash flows from operating activities						
Net loss	$ (106,602)	$ (38)	$ (106,640)	$ (159,186)	$ 928	$ (158,258)

Adjustments to reconcile net loss to net cash provided by operating activities:						
Loss on assets held for sale	93,025	(319)	92,706	-	-	-
Stock-based compensation	15,887	829	16,716	12,622	-	12,622
Deferred income taxes	(20,025)	(360)	(20,385)	(12,478)	(14)	(12,492)
Changes in operating assets and liabilities:						
Accounts receivable	38,799	-	38,799	(10,923)	(471)	(11,394)
Inventories	(10,069)	71	(9,998)	14,107	(444)	13,663
Accounts Payable	(702)	337	(365)	2,831	-	2,831
Accrued compensation and tax withholdings	3,010	594	3,604	(2,825)	-	(2,825)
Other assets and liabilities	(535)	(1,116)	(1,651)	383	(80)	303
Net cash provided by operating activities	$ 70,011	$ -	$ 70,011	$ 32,151	$ (82)	$ 32,069
Effects of exchange rate changes on cash, cash equivalents and restricted cash	$ 4,510	$ -	$ 4,510	$ 15,596	$ 82	$ 15,678

The effect on the Condensed Consolidated Balance Sheet as of each affected period end is as follows (in thousands):

		As of December 31, 2024		
(unaudited)		As Reported	Adjustments	As Revised
Assets				
Current assets				
Accounts receivable, net of allowance for expected credit losses	$	155,038	(2,779) $	152,259
Inventories		81,006	(6,036)	74,970
Prepaid Expenses and other current assets		72,140	(289)	71,851
Current assets held for sale		72,573	10,665	83,238
Total current assets		846,282	1,561	847,843
Total assets	$	2,041,210	$ 1,561 $	2,042,771
Liabilities and stockholders' equity				
Current liabilities				
Accrued compensation and benefits		28,405	136	28,541
Accrued income taxes payable		6,931	(79)	6,852
Total current liabilities		202,467	57	202,524
Long-term deferred tax liabilities		18,668	301	18,969
Total liabilities		322,244	358	322,602
Stockholders' equity				
Accumulated other comprehensive loss		(55,237)	(25)	(55,262)
Retained earnings		1,463,499	1,228	1,464,727
Total stockholders' equity		1,718,966	1,203	1,720,169
Total liabilities and stockholders' equity	$	2,041,210	$ 1,561 $	2,042,771

		As of March 31, 2025		
(unaudited)		As Reported	Adjustments	As Revised
Assets				
Current assets				
Accounts receivable, net of allowance for expected credit losses	$	149,490	(2,620) $	146,870
Inventories		83,321	(8,171)	75,150
Prepaid Expenses and other current assets		67,590	(376)	67,214
Current assets held for sale		79,754	10,942	90,696
Total current assets		710,596	(225)	710,371
Other assets		7,125	(25)	7,100
Noncurrent assets held for sale		140,963	(7,660)	133,303
Total assets	$	2,041,925	$ (7,910) $	2,034,015
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable		39,155	117	39,272
Accrued compensation and benefits		26,039	297	26,336
Accrued income taxes payable		10,321	(78)	10,243
Total current liabilities		220,713	336	221,049
Long-term deferred tax liabilities		22,458	(144)	22,314
Noncurrent liabilities held for sale		33,087	(2,061)	31,026
Total liabilities		340,433	(1,869)	338,564
Stockholders' equity				
Accumulated other comprehensive loss		(42,149)	(63)	(42,212)
Retained earnings		1,423,043	(5,978)	1,417,065
Total stockholders' equity		1,701,492	(6,041)	1,695,451
Total liabilities and stockholders' equity	$	2,041,925	$ (7,910) $	2,034,015

		As of June 30, 2025		
(unaudited)		As Reported	Adjustments	As Revised
Assets				
Current assets				
Inventories	$	80,506	341 $	80,847
Prepaid expenses and other current assets		75,243	(476)	74,767
Total current assets		678,478	(135)	678,343
Total assets	$	2,019,135	$ (135) $	2,019,000
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable		37,984	337	38,321
Accrued compensation and benefits		31,540	478	32,018

Accrued income taxes payable		8,847		(76)	8,771
Total current liabilities		245,435		739	246,174
Long-term deferred tax liabilities		20,583		(261)	20,322
Total liabilities		345,501		478	345,979
Stockholders' equity					
Additional paid-in capital		523,395		829	524,224
Accumulated other comprehensive income		(19,635)		(286)	(19,921)
Retained earnings		1,370,237		(1,156)	1,369,081
Total stockholders' equity		1,673,634		(613)	1,673,021
Total liabilities and stockholders' equity	$	2,019,135	$	(135) $	2,019,000

The impact of the revisions on the Condensed Consolidated Statements of Stockholders' Equity was solely within net (loss) income for errors impacting accumulated deficit and within cumulative translation adjustments for comprehensive income (loss) as presented above.

Item 9. *Changes in and Disagreements with Accountants on Financial Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of September 30, 2025, the end of the period covered by this Annual Report on Form 10-K due to the material weaknesses described below. Notwithstanding the material weaknesses and based on additional analyses and other procedures management performed, our Chief Executive Officer and our Chief Financial Officer have concluded that the consolidated financial statements included in this Annual Report on Form 10-K are fairly stated in all material respects in accordance with U.S. GAAP for each of the periods presented.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as a process designed by, or under the supervision of our Chief Executive and Chief Financial Officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2025. In making this assessment, we used the criteria set forth in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this evaluation, management concluded that, as of September 30, 2025, our internal control over financial reporting was not effective due to the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The following material weaknesses were identified as of September 30, 2025:

- As initially disclosed in our Annual Report on Form 10-K for the year ended September 30, 2024, we did not design and maintain effective controls related to the review of the cash flow statement. This material weakness resulted in immaterial misstatements in our Consolidated Statements of Cash Flows for the Q2 and Q3 interim periods during fiscal year 2023, the year ended September 30, 2023, the Q1, Q2, and Q3 interim periods during fiscal year 2024, the Q1 interim period during fiscal year 2025, and in our supplemental cash flow disclosures for the year ended September 30, 2022, each interim and annual period during fiscal year 2023 and the Q1, Q2 and Q3 interim periods during fiscal year 2024.

- As initially disclosed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2025, we did not design and maintain effective controls related to the preparation and review of account reconciliations. This material weakness resulted in immaterial misstatements in our condensed consolidated financial statements for the Q1, Q2, and Q3 interim periods during fiscal year 2025, and consolidated financial statements as of and for the year ended September 30, 2025.

- We did not design and maintain effective controls over the classification of certain costs in the Consolidated Statement of Operations. We identified this material weakness during the quarter ended September 30, 2025 in connection with the preparation of our fiscal 2025 financial statements. This material weakness resulted in misstatements in the classification of certain costs between cost of revenue and selling, general and administrative and research and development costs that resulted in the revision of the annual financial statements for the year ended September 30, 2023, the Q1, Q2, and Q3 interim periods and the annual financial statements for the year ended September 30, 2024, and the Q1, Q2, and Q3 interim periods during the year ended September 30, 2025.

Additionally, these material weaknesses could result in misstatements of substantially all account balances and disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected on a timely basis.

The effectiveness of our internal control over financial reporting as of September 30, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Remediation Plans

Statements of Cash Flows – During fiscal 2025, management has continued to take steps to remediate the material weakness, including implementing a new cash flow reporting tool which automates the calculation of the effect of exchange rate changes on cash and cash equivalents. In addition, we implemented and documented new processes and controls over the review of the consolidated statement of cash flows. While the new and enhanced controls have been designed and implemented and we monitored and evaluated their effectiveness during the fourth quarter of fiscal 2025, they have not operated for a sufficient period as of September 30, 2025 to assert the material weakness has been remediated.

Account Reconciliations – Since the identification of the material weakness in the fiscal second quarter of 2025, including during the fourth quarter of fiscal 2025, we have started taking the necessary steps to work towards remediating the material weakness. Specifically, we are designing and enhancing the controls and precision level over balance sheet reconciliations, drafting a new policy, and working with outside consultants to assist in certain aspects of the remediation plan. We will continue to take the necessary steps to address this material weakness.

Expense Classification – Management is in the process of designing and implementing the remediation plan to address the material weakness.

These material weaknesses will not be considered remediated until we have completed the design and implementation of the applicable controls and they operate for a sufficient period for management to conclude, through testing, that such controls are operating effectively.

We are committed to continuing to improve our internal control over financial reporting, and as we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address control deficiencies, or we may modify certain of the remediation measures described above.

Changes in Internal Control Over Financial Reporting

The Q4 remediation activities described above are changes in internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal fourth quarter ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Rule 10b5-1 Trading Arrangements

During the three months ended September 30, 2025, no director nor officer of the Company adopted, modified or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item 10 is contained in our definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed by us within 120 days after the close of our fiscal year, or the 2025 Proxy Statement, under the captions "Proposal No. 1 Election of Directors," "Other Matters-Delinquent Section 16(a) Reports," if applicable, "Other Matters-Standards of Conduct," "Other Matters-Stockholder Proposals and Recommendations for Director" and "Corporate Governance" and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this Item 11 is contained under the captions "Corporate Governance," "Compensation of Directors" and "Executive Officers" in the 2025 Proxy Statement to be filed by us within 120 days after the close of our fiscal year and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item 12 is contained under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2025 Proxy Statement to be filed by us within 120 days after the close of our fiscal year and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item 13 is contained under the captions "Related Party Transactions," "Corporate Governance" and "Compensation of Directors" in the 2025 Proxy Statement to be filed by us within 120 days after the close of our fiscal year and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item 14 is contained under the caption "Independent Auditor Fees and Other Matters" in the 2025 Proxy Statement to be filed by us within 120 days after the close of our fiscal year and is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules*

    (a)   *Financial Statements and Financial Statement Schedules*

- Consolidated financial statements of the Company and the related notes are included under Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

- Other financial statement schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the supplementary consolidated financial statements or notes thereto.

    (b)   *Exhibits*

Exhibit No.	Description
2.01*	Asset Purchase Agreement, dated August 27, 2018, among the Company, Edwards Vacuum LLC, and for certain sections thereof, Atlas Copco AB (incorporated herein by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K, filed on November 29, 2018).
2.02	Amendment No. 1, dated as of February 12, 2019, to Asset Purchase Agreement dated as of August 27, 2018, among the Company, Edwards Vacuum LLC, and for certain sections, Atlas Copco AB (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on February 13, 2019).
2.03*	Amendment No. 2, dated June 28, 2019, to Asset Purchase Agreement dated as of August 27, 2018, among the Company, Edwards Vacuum LLC, and for certain sections, Atlas Copco AB (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on July 5, 2019).
3.01	Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S 3 (Reg. No. 333 189582), filed on June 25, 2013).
3.02	Certificate of Amendment to the Certificate of Incorporation of the Company, effective as of December 1, 2021 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on December 1, 2021).
3.03	Amended and Restated Bylaws of the Company, effective as of August 7, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 10-Q filed on August 9, 2023).

4.01	Specimen Certificate for shares of the Company's common stock (incorporated herein by reference to Exhibit 4.01 to the Company's Registration Statement on Form S-3 (Reg. No. 333-88320), filed on May 15, 2002).
4.02	Description of Securities (incorporated herein by reference to Exhibit 4.02 of the Company's Annual Report on Form 10-K, filed on November 26, 2024).
10.01**	Form of Indemnification Agreement for directors and officers of the Company (incorporated herein by reference to Exhibit 10.02 of the Company's Annual Report on Form 10-K, filed on November 17, 2017).
10.02**	Employment Agreement, dated September 3, 2024, by and between the Company and John Marotta (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on September 4, 2024)
10.03**	Offer Letter, dated November 11, 2024, between Azenta, Inc. and Lawrence Lin (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on November 12, 2024).
10.04**	Transition and Severance Agreement and Release dated November 12, 2024 between Azenta, Inc. and Herman Cueto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 12, 2024).
10.05**	Severance Agreement and Release, dated April 9, 2025, between Azenta, Inc. and David Wang (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on April 9, 2025).
10.06**	Severance Agreement and Release, dated May 15, 2025, between Azenta, Inc. and Jason W. Joseph (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on May 16, 2025).
10.07**	Form of Non-Competition Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 9, 2015).
10.08**	Form of Change in Control Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on June 9, 2015).
10.09**	2017 Employee Stock Purchase Plan (incorporated herein by reference to 10.1 to the Company's Current Report on Form 8-K filed on February 13, 2017).
10.10**	2015 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on February 5, 2015).
10.11**	Form of Restricted Stock Unit Award Notice under the 2015 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed on November 17, 2017).

10.12**	Form of Performance Stock Unit Award Notice under the 2020 Equity Incentive Plan, as amended.
10.13**	Non-Employee Director Restricted Stock Unit Deferral Election Form under the 2015 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.20 of the Company's Annual Report on Form 10-K, filed on November 17, 2017).
10.14**	Non-Employee Director Restricted Stock Unit Deferral Election Form under the 2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K, filed on November 24, 2021).
10.15**	Azenta, Inc. Amended and Restated Deferred Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.21 of the Company's Annual Report on Form 10-K, filed on November 17, 2017).
19	Azenta, Inc. Insider Trading and Confidentiality of Insider Information Policy
21.01	Subsidiaries of the Company
23.01	Consent of PricewaterhouseCoopers LLP
31.01	Certification of the Company's Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.02	Certification of the Company's Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of the Company's Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following material from the Company's Annual Report on Form 10-K, for the year ended September 30, 2025, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Comprehensive Income (Loss); (iv) the Consolidated Statements of Cash Flows; (v) the Consolidated Statements of Changes in Stockholders' Equity; and (vi) the Notes to Consolidated Financial Statements. The instance document does not appear in the Interactive Data File because XBRL tags are embedded in the iXBRL document.
104	Cover Page Interactive Data File (formatted as iXBRL and contained in Exhibit 101).

* Certain schedules and exhibits have been omitted from this Exhibit pursuant to Item 601(a)(5) of Regulation S-K. Azenta, Inc. will furnish a copy of any omitted schedule or exhibit to the U.S. Securities and Exchange Commission or its staff upon request.

** Management contract, compensatory plan or agreement.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AZENTA, INC.

By: /S/ John Marotta
 John Marotta
 President and Chief Executive Officer

Date: December 4, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ John Marotta John Marotta	Director, President and Chief Executive Officer (Principal Executive Officer)	December 4, 2025
/S/ Lawrence Lin Lawrence Lin	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 4, 2025
/S/ Frank E. Casal Frank E. Casal	Director	December 4, 2025
/S/ Robyn C. Davis Robyn C. Davis	Director	December 4, 2025
/S/ Dipal Doshi Dipal Doshi	Director	December 4, 2025
/S/ Erica J. McLaughlin Erica J. McLaughlin	Director	December 4, 2025
/S/ Tina S. Nova Tina S. Nova	Director	December 4, 2025
/S/ Martin D. Madaus Martin D. Madaus	Director	December 4, 2025
/S/ William L. Cornog William L. Cornog	Director	December 4, 2025

Signature	Title	Date
/S/ Quentin Koffey Quentin Koffey	Director	December 4, 2025
/S/ Alan J. Malus Alan J. Malus	Director	December 4, 2025